1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F          X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                        No          X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 28, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2008 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of the Company is pleased to announce the audited results of the Company and its subsidiaries for the period ended 31 December 2008. This announcement, containing the full text of the 2008 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of annual results. Printed version of the Company’s 2008 Annual Report will be delivered to the holders of H shares of the Company and available for viewing on the websites of The Stock Exchange of Hong Kong at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn on or before 30 April 2009.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

Definitions

In this annual report, unless the context requires otherwise, the following expressions have the following meaning:

“Yanzhou Coal”, “Company” or “the Company”	means	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	means	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	means	Yankuang Group Corporation Limited, a company with limited liability established in 1996, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company;

“Yulin Neng Hua”	means	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly undertaking the construction and operation of the 0.6 million tonnes of methanol project in Shaanxi province;

“Yushuwan Coal Mine Company”	means	Shaanxi Yushuwan Coal Mine Company Limited, a joint venture to be jointly established by the Company, Chia Tai Energy Chemical Group Limited and Yushen Coal Company Limited of Yushen City and mainly undertaking construction and operation of Yushuwan coal mine, of which 41% equity interest will be held by the Company;

“Heze Neng Hua”	means	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 96.67% owned subsidiary of the Company, mainly undertaking the development of Juye coal field in Shandong province;

“Shanxi Neng Hua”	means	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly undertaking the management of the projects invested in Shanxi province by the Company;

“Tianchi Energy”	means	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% owned subsidiary of Shanxi Neng Hua, mainly undertaking the production and operation of Tianchi coal mine;

“Tianhao Chemicals”	means	Shanxi Tianhao Chemicals Company Limited, a joint stock company incorporated under the laws of the PRC in 2002 and a 99.85% owned subsidiary of Shanxi Neng Hua, mainly undertaking the construction and operation of the 0.1 million tonnes methanol project;

“Yancoal Australia Pty”	means	Yancoal Australia Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly- owned subsidiary of the Company, mainly undertaking the management of the projects invested by the Company in Australia;

“Austar Company”	means	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly- owned subsidiary of Yancoal Australia Pty Limited, mainly undertaking the construction and operation of Austar coal mine;

“Hua Ju Energy”	means	Shandong Hua Ju Energy Co., Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 74% owned subsidiary of the Company, mainly undertaking the thermal power generation by gangue and slurry, and heating supply;

“Railway Assets”	means	The railway asset specifically used for transportation of coal for the Company;

“H Shares”	means	Overseas listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	means	Domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“PRC”	means	People’s Republic of China;

“CASs” or “ASBEs”	means	Accounting Standard for Business Enterprises (2006) and relevant regulations, explanations issued by the Ministry of Finance of PRC;

“Hong Kong Stock Exchange”	means	The Stock Exchange of Hong Kong Limited; and

“Hong Kong Listing Rules”	means	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as revised from time to time).

Financial Highlights

(Prepared in accordance with International Financial Reporting Standards (“IFRS”)) The financial highlights are prepared based on the financial information set out in the audited consolidated income statement, consolidated balance sheet and the consolidated statement of cash flows of the Group in 2008, 2007, 2006, 2005 and 2004.

OPERATING RESULTS

	Year ended 31st December
	2008	2007	2006	2005	2004
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Net sales
Net sales of coal	24,048,809	14,356,930	11,846,948	11,353,485	10,354,337
Net Income of Railway Transportation Services	247,199	203,714	160,399	163,437	220,771
Net sales of coal chemicals power business	38,550	—	—	—	—
Net Income of Electrical	59,811	—	—	—	—
Total Net Sales	24,394,369	14,560,644	12,007,347	11,516,922	10,575,108
Gross Profit	12,451,493	7,228,720	5,817,278	6,228,334	6,023,405
Interest Expenses	(38,360)	(27,222)	(26,349)	(24,611)	(35,942)
Income Before Income Taxes	8,865,228	4,543,313	3,726,624	4,419,973	4,673,332
Net Income attributable to equity holders of the Company	6,488,908	3,230,450	2,372,985	2,881,461	3,154,317
Earnings per Share	RMB1.32	RMB0.66	RMB0.48	RMB0.59	RMB0.66
Dividend per Share Note [1]	RMB0.40	RMB0.17	RMB0.20	RMB0.22	RMB0.26

Notes 1: Dividend per share for year 2008 represents the dividend proposed.

ASSETS AND LIABILITIES

	31st December
	2008	2007	2006	2005	2004
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Net Current Assets	9,697,406	5,808,755	6,043,863	7,522,121	5,774,466
Net Book Value of Property, Plant and Equipment	14,149,446	13,524,594	12,139,939	9,318,486	8,537,150
Total Assets	32,338,631	26,187,400	23,458,749	21,254,444	18,336,697
Total Borrowings	265,253	344,956	403,138	231,827	441,057
Equity attributable to equity holders of the Company	26,755,124	21,417,537	18,931,779	17,618,577	15,523,751
Net Asset Value per Share	RMB5.44	RMB4.35	RMB3.85	RMB3.58	RMB5.05
Return on Net Assets (%)	24.25	15.07	12.53	16.35	20.32

SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31st December
	2008	2007	2006	2005	2004
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Net Cash from Operating Activities	7,095,477	4,558,649	3,767,156	3,939,274	4,418,381
Increase (Decrease) in Cash and Cash Equivalent	4,082,320	(250,995)	(1,149,916)	667,529	3,192,966
Net Cash Flow per Share from Operating Activities	RMB1.44	RMB0.93	RMB0.77	RMB0.80	RMB1.44

Notes:

As at 31st December, 2004, the total share capital of the Company was 3,074.0 million shares. As at 31st December, 2005, 2006, 2007 and 2008, the total share capital of the Company was 4,918.4 million shares. Earnings per share in the above financial highlights were calculated according to the net income attributable to the equity holders of the Company in the relevant year and the weighted average of shares over the years. The dividend per share, net asset value per share and net cash flow per share from operating activities in the above financial highlights were calculated based on the total share capital as at the end of each corresponding year of the Company.

The above financial indicators for financial year 2006 also consolidated the financial statements of Shanxi Neng Hua. Since 2005, the financial statements of the Company have consolidated the financial statements of Heze Neng Hua. Since 2004, the financial statements of the Company have consolidated the financial statements of Shandong Yanmei Shipping Co. Ltd. (“Yanmei Shipping”), Yulin Neng Hua and Yancoal Australia Pty.

The taxes, surcharges and gross profit resulting from the principal businesses of Yanmei Shipping have offset against the transportation cost of coal of the Group, thereby increasing the total coal sales. As the total sales, operating results and assets of Yanmei Shipping do not have any material impact on the Group, they are therefore not itemized in this report.

Chairman’s Statement

In 2008, the coal market experienced significant rises and falls. In the first three quarters, under the impact of various factors such as continued rise in international oil price, growth in coal demand and the consolidation of small coal mines, the coal market enjoyed a sustained boom, with coal prices increasing significantly. In the fourth quarter, as affected by the financial crisis, growth rates of major coal consumption industries in the world slowed down, with market demand shrinking, coal prices falling significantly.

With the full support of the shareholders of the Company (the “shareholders”) and the joint effort of all staff, the Group proactively responded to market changes, overcame unfavorable conditions like market fluctuations and increasing costs, and achieved good operating results for the year.

The board of directors of the Company (the “Board”) proposes to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at a sum of RMB1,967.4 million (tax inclusive) or RMB0.40 per share (tax inclusive).

ACHIEVEMENTS IN 2008

The Board finds the 2008 achievements satisfactory. In 2008, the output of commodity coal of the Group was 35.51 million tonnes, representing an increase of 2.8% over that of 2007; sales of coal was 37.56 million tonnes, representing an increase of 7.0% over that of 2007, with an average coal selling price of RMB640.24 per tonne, representing an increase of 56.6% over that of 2007. The net income attributable to the equity holders of the Company for the year 2008 was RMB6,488.9 million, representing an increase of 100.9% over that of 2007.

In 2008, the Company focused on the implementation of operating strategies to speed up the adjustment of industrial structure, to enhance operation management level and improve corporate governance.

Substantial progresses have been made in the adjustment of the Company’s industrial structure. The Company has formed a preliminary coal chemical industry. The 0.1 million tonnes methanol project of Shanxi Neng Hua commenced commercial operation in September, 2008. The 0.6 million tonnes methanol project of Yulin Neng Hua has commenced trial operation in December, 2008. Zhaolou Coal Mine of Heze Neng Hua commenced commercial operation in March, 2009. Yushuwan Coal Mine in Shaanxi Province is ready for production and is in the process of establishment. The acquisition of 74% equity interest in Huaju Energy held by Yankuang Group, which enables the Company to establish an electricity management platform and to benefit from a stable electricity supply with lower operation costs. The transaction also reduced connected transactions and improved energy saving and environment protection.

The Company further improved its operation management level and maximized its profitability. Through strengthening resettlements of the villages located above coal fields, the Company increased its resources recovery rates, and achieved stable production and sales volumes in its own coal mines. Yancoal Australia Pty enjoyed a steady growth in coal production. The Company continued with the implementation of the “Three Nil Project”, enhanced coal product quality and brand creditworthiness, with less than 1.2kg mixture in 10,000 tonnes of clean coal. The Company adapted to market changes, adjusted its sales strategies in a timely manner, and maintained stable coal sales. The Company continued to improve its financial control system, enhanced its capital budgeting management, strived to reduce controllable costs, thus partially offset the increased costs of the Company.

Further improvements in corporate governance. The Company proactively promoted the establishment of internal control of the Company, further improved internal control related systems, strengthened the establishment of risk control systems, implemented comprehensive risk management, and effectively prevented and reduced operational risks. It continued to carry out corporate governance special activities which further enhanced the awareness of the Company, as well as the management team’s standardized operations.

Fully performing corporate social responsibilities, the Company achieved a harmonious development. We insist on safe production, with a zero death rate in the production of million tonnes of raw coal. Our efforts in environmental protection, and our focus on clean production won us the title of “Environmental Friendly Enterprise in China”, and our five coalmines have been named “Environmental Friendly Coal Mine in China”. We made our best efforts as a return to the society, and in addition to the growth in corporate benefit, we promoted a rapid regional economic development, and a harmonious and stable society.

Further enhanced brand value of the Company. The Company has been shortlisted in the “2008 Platts Top 250 Global Energy Enterprises” and “2007 Top 100 Valued Chinese Listed Companies”, named the “2007 Chinese Listed Company Gold Bull Award”, and rated the “Most Respected Listed Company in China” by the World Financial Lab and the “Mundell” magazine.

OUTLOOK FOR 2009

Outlook for the coal market

Under the impact of the global financial crisis, supply and demand relationships in domestic and international coal markets generally tend to be eased.

In the domestic coal market, the demand has been generally stable, with a continued increase in the effective supply capability, while tense coal supply may occur in certain areas during certain periods. The slowdown in macro-economic growth will result in a reduced demand for coal. While the formulation and implementation of a series of policy by the State to expand domestic demand and ensure economic growth will drive coal demand by major coal consumption industries to increase gradually. As new coal mines gradually commenced production, coal export reduced, and import increased, the coal supply in China is expected to increase. However, the structural difficulty among production, transportation and demand will still limit coal supply, amid enhanced coal transportation capacity. The tax reform on coal resources, environment protection and energy saving oriented policies, and price protection and production limitation measures by certain coalmines will form strong supports for coal prices. The State has fully suspended new applications for coal resources exploration rights, enhanced safe production supervisory efforts on coalmines, promoted coal resources integration, and speeded up establishment of coal conglomerates, which are expected to benefit the stability of the coal market, and promote the safe and harmonious development of the coal industry.

With an eased supply and demand relationship in the international coal market, coal spot prices have been falling steadily. As the world economic growth slowed down, international energy demand reduced. Among the major coal export countries in the world, port transportation capacities in Australia and South Africa have improved, with increased coal export capabilities; Vietnam lowered its coal export duties, while Indonesia’s domestic demand for coal was reduced, thus further enhanced coal market supply in the Asia Pacific region. China and India increased coal import, while Japan, Korea, Taiwan, among other major coal import regions, experienced weakened coal demand, thus resulting in a generally balanced or slightly falling coal demand in the Asia Pacific region. Under the impact of the changing demand and supply relationship, international spot coal prices will continue to fall from the level at the end of 2008, with less volatility as a whole compared with 2008. As of 23rd April 2009, spot price for Australian BJ thermal coal stayed at approximately US$63.85 per tonne, representing a decrease of 20.7% from US$80.50 per tonne as of the end of 2008.

The average coal sales price of the Group is expected to fall in 2009 as compared with 2008. Currently, the Company has signed domestic coal sales letters of intent amounting to 32.30 million tonnes, the price of which will be adjusted in accordance with changes in the market. Coal to be exported is estimated to be 0.5 million tonnes, the price of which is yet to be negotiated.

The coal sales target of the Group for the year 2009 is 35.05 million tonnes, including (i) the Company’s sales target of 31.60 million tonnes; (ii) Shanxi Neng Hua’s sales target of 1.10 million tonnes; (iii) Heze Neng Hua’s sales target of 0.8 million tonnes; and (iv) Yancoal Australia Pty’s sales target of 1.55 million tonnes.

Outlook for the methanol market in China

In 2009, newly built methanol facilities in China will commence production and continue to release production capacity, together with ample supply of low cost imported methanol, they will further increase the supply in China. While under the impact of the slowing economic growth, chemical companies in China have not been in full operation, with reduced methanol demand from downstream products such as formaldehyde, acetic acid, dimethyl ether, agricultural chemicals. It is expected that in the first half of 2009, the methanol market in China will continue with the situation where supply exceeds demand, with methanol price consolidating at a low range. As the State has implemented policies to expand domestic demand and enhance economic development, the promotion of methanol gasoline, with methanol companies taking measures to limit production, the methane market is expected to remain stable with steady growth.

The methanol sales target of the Group for the year 2009 is 0.33 million tonnes, among which 0.30 million tonnes to be from Yulin Neng Hua and 0.03 million tonnes to be from Shanxi Neng Hua.

OPERATING STRATEGIES

In 2009, the Company will continue to encounter various types of pressures and challenges such as macro-economic volatility, resettlement of the villages located above coal fields, increase in costs, and difficulties in acquiring new coal resources. The resettlement of the villages located above coal fields exists generally in the economic cycles of coal mines in the eastern part of China, and the Chinese government has adopted a more stringent and prudent approval procedure for coal fields under riverbeds, the Company is not able to rule out any risk affecting its production as may be caused by the untimely resettlement of villages located above coal fields or the failure to obtain approvals for coal fields under riverbeds. State macro-economic trends, changes in supply and demand of coal, and transportation capacity of coal will cause volatility in coal price; while the State’s full suspension of new applications for coal resources exploration rights, together with tax reforms on coal resources, will increase external development difficulties and operation costs of the Group. Further, with the continued expansion of operation scale and business industry, factors that may influence the Group’s investment decision making will be more complicated.

The Company will continue to improve its profitability and shareholders’ return through implementation of strategies relating to organic development parallel with external expansion. In 2009, the Company will focus on the following operating strategies:

Proactively and steadily promote the development and establishment of external projects, and continue to look for new project acquisition opportunities. We will strictly implement decision-making procedures, enhance project investment management, eliminate and control investment risks. We will speed up the production commencement of existing projects and will strive to maximize the benefits of the 0.6 million tonnes methanol project of Yulin Neng Hua and Zhaolou Coal Mine of Heze Neng Hua. We will expedite the process of the establishment of Yushuwan Coal Mine in Shaanxi Province, so as to commence commercial operation as soon as possible. Taking into full consideration of technical and economic conditions, as well as operational risks, we will grasp the opportunity in coal resources integration, proactively look for new investment opportunities in coal and related industries in China and abroad, so as to enlarge our coal asset scale and enhance the sustainable development capacity of the Company. With the advantage of ample fund supply, we will engage in project investment, project development and establishment; explore new ways in capital operation and financial management; utilize our own capital to create more revenue for the Company and our Shareholders.

Improving operation management, effective cost control and maximizing effectiveness of the Company. First, the Company will steadfastly to insist on fundamental safety management, and establish a long term and effective safe production mechanism. Secondly, the Company will optimize its own coal mine production system, stabilize coal mine output and sales volume, and expand external coal mine production volume, with emphasis on the resettlement of the villages located above coal fields and the approval for coal fields under riverbeds. Thirdly, the Company will further promote the establishment of “Three Nil Project”, continue to improve product quality and market competitiveness. Under the guidance of market demand, we will implement flexible sales strategies, optimize product structure, customer structure, sales direction and transportation means to ensure the overall stability of coal sales. Fourthly, based on cost control, the Company will further enhance fund and cost budget management, reduce cost and energy consumption, fully employ our potential, enhance our effectiveness, so as to ensure effective cost control. The Company will strive to keep the 2009 unit coal sales cost at a level lower than that of 2008, after deducting increased policy expenses.

Regulating operations and performing social responsibilities of the Company. The Company will enhance the establishment of its internal control system, continue to improve its internal control of work flow and system, strengthen its risk prevention capabilities, continue to improve corporate governance, and strive for a further regulated operation. We will proactively perform our corporate social responsibilities, carry on our basic principles of safety, efficiency, cleanliness, and mutual benefit, so as to achieve safe, clean and healthy developments of the Company, promote the harmonious development of regional economy, and return the support and affection from Shareholders and the society with our good economic operations, and a friendly ecological environment.

On behalf of the Board

Wang Xin

Chairman

Zoucheng, the PRC

24th April, 2009

Review of Operations

The following discussion is based on the Group’s audited financial results for the two years ended 31st December, 2008 prepared in accordance with IFRS.

SUMMARY OF OPERATIONAL INFORMATION

	Unit	2008	2007	Increase/ Decrease	Percentage %
1. Coal business
Raw coal production	kilotonne	36,075.9	35,642.7	433.2	1.2
Salable coal production	kilotonne	35,514.8	34,558.3	956.5	2.8
Sales Volume	kilotonne	37,562.0	35,106.1	2,455.9	7.0
Domestic	kilotonne	35,760.4	31,946.2	3,814.2	11.9
Export	kilotonne	1,801.6	3,159.9	–1,358.3	–43.0
2. Railway transportation business
Transportation volume	kilotonne	19,184.7	17,863.6	1,321.1	7.4
3. Coal chemicals business
Methanol production	kilotonne	21.0	—	—	—
Sales Volume	kilotonne	15.6	—	—	—
4. Electrical power business
Power generation	10000kWh	25,153	—	—	—
Electricity sold	10000kWh	24,989	—	—	—

BUSINESS SECTOR – COAL BUSINESS

COAL PRODUCTION

In 2008, the raw coal production was 36.08 million tonnes, representing an increase of 0.43 million tonnes or 1.2% as compared to last year. The output of salable coal of the Group was 35.51 million tonnes in 2008, representing an increase of 0.96 million tonnes, or 2.8%, as compared with that of 2007.

The following table sets out the coal production of the Group for the two years ended 31st December, 2008:

	Year ended 31st December		Increase/ Decrease	Percentage (%)
	2008	2007
	kilotonne	kilotonne	kilotonne
1. Raw coal production	36,075.9	35,642.7	433.2	1.2
1. The Company	33,102.3	32,828.1	274.2	0.8
2. Shanxi Neng Hua	1,110.3	1,236.8	–126.5	–10.2
3. Yancoal Australia Pty	1,863.3	1,577.8	285.5	18.1
2. Salable coal production	35,514.8	34,558.3	956.5	2.8
1. The Company	32,839.3	32,072.7	766.6	2.4
2. Shanxi Neng Hua	1,105.2	1,217.1	–111.9	–9.2
3. Yancoal Australia Pty	1,570.3	1,268.5	301.8	23.8

PRODUCT PRICES AND SALES

After a significant increase in the Group’s average coal sales prices in the first three quarters of 2008, the prices declined in the fourth quarter of 2008 as a result of the global financial crisis. Nevertheless, the Group’s average coal sales price increase significantly for the year 2008 as compared with that of 2007, mainly benefiting from the increase in coal market prices and the implementation of the Group’s “Four Optimization” sales strategy. The average coal price for the Group was RMB640.24 per tonne of coal in 2008, representing an increase of RMB231.28 per tonne or 56.6% as compared with that of 2007.

The following table sets out the coal prices of the Group for the two years ended 31st December, 2008:

	Year ended 31st December		Increase/ Decrease	Percentage (%)
	2008	2007
	(RMB/tonne)	(RMB/tonne)	(RMB/tonne)
1. The Company
Clean Coal
No. 1 Clean Coal	1,070.96	593.88	477.08	80.3
No. 2 Clean Coal	1,035.11	585.60	449.51	76.8
Domestic	1,038.10	593.87	444.23	74.8
Export	394.45	345.10	49.35	14.3
No. 3 Clean Coal	861.85	456.29	405.56	88.9
Domestic	888.12	476.75	411.37	86.3
Export	592.74	358.90	233.84	65.2
Lump Coal	938.33	563.85	374.48	66.4
Average Price for Clean Coal	984.18	520.60	463.58	89.0
Domestic	994.71	538.88	455.83	84.6
Export	569.47	356.98	212.49	59.5
Screened Raw Coal	461.80	338.85	122.95	36.3
Mixed Coal and Others	143.70	157.42	–13.72	–8.7
Average Price of the Company	627.67	414.02	213.65	51.6
Including: domestic	628.20	417.24	210.96	50.6
2. Shanxi Neng Hua	267.64	204.13	63.51	31.1
3. Yancoal Australia Pty	1,029.25	465.10	564.15	121.3
4. Sales of externally purchased coal	733.09	—	—	—
Domestic	731.50	—	—	—
Export	906.91	—	—	—
Average Price of the Group	640.24	408.96	231.28	56.6

Notes: The coal prices represent the invoice prices less sales tax, transportation cost and miscellaneous fees for coal sales.

The Group sold 37.56 million tonnes of coal in 2008, representing an increase of 2.45 million tonnes or 7.0% as compared with that of 2007. Net sales of coal was RMB24.0488 billion, representing an increase of RMB9.6919 billion or 67.5% as compared to last year.

The following table sets out the Group’s sales volume and net sales of coal in terms of product categories for the financial years ended 31st December, 2008 and 2007, respectively:

	Year ended 31st December
	2008		2007
	Sales volume	Net sales of coal	Sales volume	Net sales of coal
	(’000 Tonnes)	(RMB’000)	(’000 Tonnes)	(RMB’000)
1. The Company
Clean Coal
No. 1 Clean Coal	362.6	388,303	712.9	423,385
No. 2 Clean Coal	7,431.1	7,692,032	7,260.0	4,251,462
Domestic	7,396.6	7,678,435	7,018.6	4,168,125
Export	34.5	13,597	241.4	83,337
No. 3 Clean Coal	2,916.1	2,513,242	8,616.3	3,931,502
Domestic	2,656.8	2,359,523	7,120.4	3,394,638
Export	259.3	153,719	1,495.9	536,864
Lump Coal	1,160.7	1,089,158	693.0	390,726
Subtotal for Clean Coal	11,870.5	11,682,735	17,282.2	8,997,075
Domestic	11,576.7	11,515,419	15,544.9	8,376,874
Exports	293.8	167,316	1,737.3	620,201
Screened Raw Coal	17,934.0	8,281,860	11,357.5	3,848,454
Mixed Coal and Others	2,597.6	373,284	3,850.7	606,168
Subtotal for The Company	32,402.1	20,337,879	32,490.3	13,451,697
Of which: Domestic	32,108.3	20,170,563	30,753.0	12,831,496
2. Shanxi Neng Hua	1,098.6	294,031	1,193.2	243,571
3. Yancoal Australia Pty	1,484.5	1,527,887	1,422.6	661,662
4. Sales of externally purchased coal	2,576.8	1,889,012	—	—
Domestic	2,553.5	1,867,873	—	—
Export	23.3	21,139	—	—
Total for the Group	37,562.0	24,048,809	35,106.1	14,356,930

Domestic sales of the Group’s coal products are mainly in Shandong Province and other provinces in eastern part of China.

The Group’s coal products are exported to the East Asia, such as Japan and South Korea.

The following table sets out the Company’s sales volume and net sales of coal in terms of geographical regions for the years ended 31st December, 2008 and 2007, respectively:

	Year ended 31st December
	2008		2007
	Sales Volume	Net sales of coal	Sales Volume	Net sales of coal
	(’000 Tonnes)	(RMB’000)	(’000 Tonnes)	(RMB’000)
1. The Company	32,402.1	20,337,879	32,490.3	13,451,697
Eastern China	30,280.9	19,219,071	28,894.8	12,027,763
Shandong Province	24,389.3	14,841,692	22,779.0	9,224,497
Jiangsu Province	1,687.6	1,041,198	2,393.8	1,055,567
Zhejiang Province	1,023.5	585,262	1,274.8	492,588
Shanghai	911.1	855,949	719.6	365,363
Other Provinces in Eastern China Note	2,269.4	1,894,970	1,727.6	889,748
Southern China Note	1,827.4	951,492	1,858.2	803,733
Export	293.8	167,316	1,737.3	620,201
2. Shanxi Neng Hua	1,098.6	294,031	1,193.2	243,571
3. Yancoal Australia Pty	1,484.5	1,527,887	1,422.6	661,662
4. Sales of externally purchased coal	2,576.8	1,889,012	—	—
Total for the Group	37,562.0	24,048,809	35,106.1	14,356,930

Note: Other provinces in the eastern part of China include Anhui Province, Fujian Province and Jiangxi Province whereas the provinces in the southern part of China include Guangdong Province, Guangxi Province and Hunan Province.

Most of the Group’s coal was sold to power plants, metallurgical mills, chemical plants etc.

The following table sets out the Group’s sales volume and net sales of coal by industries for the financial years ended 31st December, 2008 and 2007, respectively:

	Year ended 31st December
	2008		2007
	Sales Volume	Net sales of coal	Sales Volume	Net sales of coal
	(’000 Tonnes)	(RMB’000)	(’000 Tonnes)	(RMB’000)
1. The Company	32,402.1	20,337,879	32,490.3	13,451,697
Domestic	32,108.3	20,170,563	30,753.0	12,831,496
Power plants	14,022.4	6,360,248	10,244.8	3,073,592
Metallurgical mills	2,245.1	1,802,616	2,164.8	1,002,281
Construction materials/chemical companies	5,856.8	4,692,524	8,882.8	4,668,472
Fuel trading companies/others	9,984.0	7,315,175	9,460.6	4,087,151
Export	293.8	167,316	1,737.3	620,201
Power plants	259.3	153,719	1,495.9	536,864
Metallurgical mills	34.5	13,597	241.5	83,337
2. Shanxi Neng Hua	1,098.6	294,031	1,193.2	243,571
3. Yancoal Australia Pty	1,484.5	1,527,887	1,422.6	661,662
4. Sales of externally purchased coal	2,576.8	1,889,012	—	—
Total for the Group	37,562.0	24,048,809	35,106.1	14,356,930

SALES OF EXTERNALLY PURCHASED COAL

To take the full advantages of coal marketing network and enhance profitability, the Group has increased its coal purchase from other companies since 2008. Since 1st January, 2008, the Group has adjusted the accounting basis of externally purchased coal to main business from other business.

The Group sold 2.58 million tonnes of coal purchased from other companies in 2008, representing an increase of 1.80 million tonnes or 230.8% as compared with that of 2007. The average coal price of externally purchased coal for the Group was RMB733.09 per tonne in 2008, representing an increase of RMB226.08 per tonne or 44.6%, realizing a gross profit of RMB78.670 million.

BUSINESS SECTOR – RAILWAY TRANSPORTATION

In 2008, railway transportation volume of the Company was 19.18 million tonnes, representing an increase of 1.32 million tonnes or 7.4% as compared with that of 2007. Net income (income from transported volume settled on the basis of off- mine price and the special purpose railways transportation fees borne by customers) from railway transportation services of the Company was RMB247.2 million in 2008, representing an increase of RMB43.485 million or 21.3% as compared with that of 2007, which was principally due to an increase of 2.09 million tonnes in the volume of coal deliveries, of which the transportation expenses were borne by customers.

BUSINESS SECTOR – COAL CHEMICALS AND ELECTRICAL POWER

The tianhao Chemical 0.1 million tonnes methanol project of Shanxi Neng Hua and its supporting power plant were put into commercial operation in September 2008. The methanol production reached 0.02 million tonnes among which 0.016 million tonnes were sold in 2008. The supporting power plant generated electricity of 70.38 million kWh, among which 68.74 million kWh was sold.

As affected by the global financial crisis, the supply of the raw material required for the Tianhao Chemical 0.1 million tonnes methanol project, coke oven waste gas, has suspended production. As a result, the project has been suspended production since October, 2008 and has not resumed production as of the date of this report. The audited net income attributable to the equity holders of the Group for the year 2008 was RMB6,488.9 million and the loss caused by Tianhao Chemical for the year 2008 was RMB59.124 million, which has no material impact on the operation result of the Group.

In December, 2008, the 0.6 million tonnes methanol project of Yulin Neng Hua has commenced trial operation, and the power plant of the project generated 181.15 million kWh electricity, all of which were sold in 2008.

OPERATING EXPENSES AND COST CONTROL

In 2008, the total operating expenses of the Group were RMB15,774.9 million, representing an increase of RMB5,588.3 million, or 54.9%, as compared with that of 2007, of which (1) costs of sales and costs of railway transportation service increased by RMB4,484.9 million or 61.2% as compared with that of 2007; (2) cost of sales of the newly established coal chemicals was RMB37.834 million; (3) cost of sales of the newly established electrical power was RMB88.253 million; and (4) the sales, general and administrative expenses increased by RMB977.4 million or 34.2% as compared with that of 2007. The total operating expenses to total net sales decreased to 64.7% from 70.0% in 2007.

The following table sets out the Group’s principal operating expenses, which are also expressed in percentages of the total net sales for the two years ended 31st December, 2008 and 2007, respectively:

	Year ended 31st December
	2008	2007	2008	2007
	(RMB’000)		(% of total net sales)
Net sales	24,394,369	14,560,644	100.0	100.0
Costs of sales and costs of railway transportation service	11,816,789	7,331,924	48.4	50.4
Materials	1,616,865	1,257,433	6.6	8.6
Wages and employee welfare	2,624,821	2,392,447	10.8	16.4
Electricity	346,401	377,686	1.4	2.6
Depreciation	907,218	1,121,557	3.7	7.7
Land subsidence, restoration, rehabilitation and environmental costs	3,279,503	833,282	13.4	5.7
Repairs and maintenance	—	441,511	—	3.0
Mining rights fees	170,793	28,708	0.7	0.2
Transportation expenses	131,301	105,930	0.5	0.7
Cost of externally purchased coal	1,810,342	—	7.4	—
Other costs	929,545	773,370	3.8	5.3
Coal chemicals sales cost	37,834	—	0.2	—
Power business sales cost	88,253	—	0.4	—
Total cost	11,942,876	7,331,924	50.0	50.4
Sales, general and administrative expenses	3,832,031	2,854,677	15.7	19.6
Total operating expenses	15,774,907	10,186,601	64.7	70.0

Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group for the year ended 31st December, 2008 and 2007 and the notes thereto included elsewhere in this report which are prepared in accordance with the IFRS.

YEAR ENDED 31ST DECEMBER, 2008 COMPARED WITH YEAR ENDED 31ST DECEMBER, 2007

The net sales in 2008 was RMB24,394.4 million, representing an increase of RMB9,833.8 million, or 67.5%, as compared with RMB14,560.6 million in 2007, which was mainly due to (1) an increase of RMB8,687.3 million in the average coal price resulting in an increase in the net sales of coal business; (2) an increase of net sales of coal business of RMB1,004.6 million as a result of the increased sales volume of externally purchased coal (3) net sales of new coal chemicals business of RMB38.550 million; and (4) net sales of new electricity power business of RMB59.811 million. Details are as follows:

	2008	2007	Percentage
			Increase/ Decrease	of Increase/ Decrease (%)
1. Net sales of coal business (RMB billion)	24.0488	14.3569	9.6919	67.5
The Company (RMB billion)	20.3379	13.4517	6.8862	51.2
Shanxi Neng Hua (RMB billion)	0.2940	0.2436	0.0504	20.7
Yancoal Australia Pty (RMB billion)	1.5279	0.6616	0.8663	130.9
Externally purchased coal (RMB billion)	1.8890	—	1.8890	—
2. Net revenue of railway transportation service
(RMB billion)	0.2472	0.2037	0.0435	21.4
3. Net sales of coal chemicals business (RMB billion)	0.0386	—	—	—
Shanxi Neng Hua (RMB billion)	0.0386	—	—	—
4. Net sales of electrical power business (RMB billion)	0.0598	—	—	—
Shanxi Neng Hua (RMB billion)	0.0149	—	—	—
Yulin Neng Hua (RMB billion)	0.0449	—	—	—
5. Total (RMB billion)	24.3944	14.5606	9.8338	67.5

The cost of sales in 2008 was RMB11,942.9 million, representing an increase of RMB4,611.0 million, or 62.9%, compared with RMB7,331.9 million in 2007. Details are as follows:

	2008	2007	Increase/ Decrease	Percentage (%)
1. Cost of sales of coal business
The Company
– Total cost of sales (RMB billion)	8.8898	6.3677	2.5221	39.6
– Cost of sales per tonne (RMB)	274.36	196.00	78.36	40.0
Shanxi Neng Hua
– Total cost of sales (RMB billion)	0.2396	0.1912	0.0484	25.3
– Cost of sales per tonne (RMB)	218.13	160.24	57.89	36.1
Yancoal Australia Pty
– Total cost of sales (RMB billion)	0.6414	0.6007	0.0407	6.8
– Cost of sales per tonne (RMB)	432.10	422.27	9.83	2.3
Externally purchased coal
– Total cost of sales (RMB billion)	1.8103	—	—	—
2. Cost of railway transportation service	0.2356	0.1863	0.0493	26.5
3. Cost of sales of coal chemicals business
Shanxi Neng Hua
– Total cost of sales (RMB billion)	0.0378	—	—	—
– Methanol cost of sales per tonne (RMB)	2,431.80	—	—	—
4. Cost of sales of electrical power business
Shanxi Neng Hua
– Total cost of sales (RMB billion)	0.0336	—	—	—
– Unit cost of sales (RMB kWh)	0.49	—	—	—
Yulin Neng Hua
– Total cost of sales (RMB billion)	0.0547	—	—	—
– Unit cost of sales (RMB kWh)	0.30	—	—	—

The cost of sales per tonne in 2008 was RMB274.36, representing an increase of RMB78.36 or 40.0%, compared with RMB196.00 in 2007. After deducting the policy-oriented factors for increase in expenses, the cost of sales per tonne was RMB211.31, representing an increase of RMB15.31, or 7.8%, compared with RMB196.00 in 2007. Details are as follows:

Factor	Unit: RMB Amount (+,-)
1. Policy-oriented expenses increase factor
1. Mining right resources assets compensation fee increased
RMB116 million compared with that of 2007.	3.58
2. An increase in standard farm land occupation tax resulting in an increase in occupation tax paid by the Company by RMB188.7 million as compared with that of 2007.	5.82
3. Mining area river embankment maintenance fees increased by RMB85.9 million.	2.65
4. Land and subsidence ground structure compensation fees increased by RMB1,652.5 million.	51.00
Subtotal	63.05
2. Non policy-oriented expenses increase factor
1. An increase in salaries and additional charge	7.87
2. The commodity price hike resulted in an increase in the cost of material	10.07
3. Land subsidence compensation increased by RMB484.4 million as compared with that of 2007.	14.95
4. Repairing expense charged to sales, general and administrative expenses	-10.57
5. Depreciation decreased compared with that of 2007	-6.26
Subtotal	16.06
Total	79.11

Sales, general and administrative expenses were RMB3,832.0 million in 2008, representing an increase of RMB977.3 million or 34.2% from RMB2,854.7 million of 2007. The increase was mainly due to (1) during the reporting period, the Company charged repairing expenses (which was previously charged to cost of sales) to sales, general and administrative expenses, which resulted in an increase in sales, general and administrative expenses by RMB390.4 million as compared with previous year; (2) since 1st August, 2007, in accordance with the requirements of the People’s Government of Jining City, Shandong Province, the Company has made provision of RMB8 per tonne of raw coal production for coal price adjustment fund, resulting in an increase in sales, general and administrative expenses by RMB159.4 million as compared with that of 2007; (3) charitable donations of RMB18.155 million; and (4) an increase in sales, general and administrative expenses of Yancoal Australia Pty by RMB373.2 million as compared with that of 2007, which was mainly due to the depreciation of Australian dollars. Exchange loss of Yancoal Australia Pty in 2008 was RMB198.5 million, compared to an exchange gain of RMB141.9 million in 2007.

Other operating income increased by RMB152.6 million or 76.7% to RMB351.5 million in 2008 from RMB198.9 million in

2007. This was mainly due to (1) an interest payment received from Shandong Xinjia Industry Co., Ltd for an entrusted loan of RMB132.2 million during the reporting period; and (2) increase in interest income on bank deposits increased by RMB39.426 million as compared with that of 2007.

Interest expenses increased by RMB11.138 million or 40.9% to RMB38.360 million in 2008 from RMB27.222 million in 2007, which was mainly due to an interest expense incurred by Yancoal Australia for a bank loan during the reporting period.

Income before income taxes increased by RMB4,321.9 million or 95.1% to RMB8,865.2 million in 2008 from RMB4,543.3 million in 2007.

Income attributable to the equity holders of the Company increased by RMB3,258.4 million or 100.9% to RMB6,488.9 million in 2008 from RMB3,230.5 million in 2007.

Total assets increased by RMB6,151.2 million or 23.5% to RMB32,338.6 million as at 31st December, 2008 from RMB26,187.4 million as at 31st December, 2007. This was principally due to the Company’s production and operation activities.

Total liabilities increased by RMB823.2 million or 17.5% to RMB5,522.0 million as at 31st December, 2008 from RMB4,698.8 million as at 31st December, 2007.

Equity attributable to equity holders of the Company increased by RMB5,337.6 million or 24.9% to RMB26,755.1 million as at 31st December, 2008 from RMB21,417.5 million as at 31st December, 2007. Such increase was mainly due to an increase in profit from operating activities.

LIQUIDITY AND CAPITAL RESOURCES

In 2008, the Group’s principal source of capital was the cash flow from operations and the principal plus interest from entrusted loan. The Group has utilized its capital mainly for payment of operating expenses, purchase of property, machinery and equipment, payment of Shareholders’ dividends and acquisition of mining rights of Zhaolou Coal Mine.

The net cash flow from operating activities increased by RMB2,536.9 million or 55.7% to RMB7,095.5 million in 2008 from RMB4,558.6 million in 2007, which was mainly due to an increase in cash generated from sales of products, provision of services as compared with that of 2007.

Cash in bank increased by RMB4,015.0 million or 90.7% to RMB8,439.6 million as at 31st December, 2008 from RMB4,424.6 million as at 31st December, 2007, which was mainly due to an increase in product sales revenue of the Group.

As at 31st December, 2008, the net bills and accounts receivable were RMB2,977.3 million, representing an increase of RMB223.8 million or 8.1% from RMB2,753.5 million as at 31st December, 2007, among which (1) bills receivable decreased by RMB67.892 million or 2.6% to RMB2,571.1 million as at 31st December, 2008 from RMB2,639.0 million as at 31st December,

2007; (2) accounts receivable increased by RMB291.7 million or 254.8% to RMB406.2 million as at 31st December, 2008 from RMB114.5 million as at 31st December, 2007. Such increase was mainly due to an increase in coal payments rolling settlement of the Company.

As at 31st December, 2008, inventories increased by RMB379.5 million or 86.2% to RMB819.6 million from RMB440.1 million as at 31st December, 2007. Such increase was due to an increase in coal inventories and unit cost.

Prepayment and other receivables increased by RMB1,240.5 million or 379.7% to RMB1,567.2 million as at 31st December,

2008, from RMB326.7 million as at 31st December, 2007. Such increase was mainly due to the prepayment of compensation fee for land subsidence not being recorded in the statement of income.

As at 31st December, 2008, mining rights increased by RMB683.7 million or 192.1% to RMB1,039.7 million from RMB356.0 million as at 31st December, 2007. Such increase was due to the acquisition of the mining rights of Zhaolou Coal Mine from Yankuang Group by Heze Neng Hua at a consideration of RMB747.3 million in the reporting period. The source of capital was derived from an entrusted loan to Heze Neng Hua provided by the Company.

As at 31st December, 2008, securities investment decreased by RMB269.6 million or 65.8% to RMB139.9 million from RMB409.5 million as at 31st December, 2007. Such decrease was due to a drop in the share prices of the shares held by the Company Shenergy Co., Ltd. and Jiangsu Lianyungang Port Co., Ltd.

As at 31st December, 2008, bills and accounts payable increased by RMB252.6 million or 38.4% to RMB910.1 million from RMB657.5 million as at 31st December, 2007, among which (1) bills payable increased by RMB21.241 million or 15.3% to RMB160.3 million as at 31st December, 2008 from RMB139.1 million as at 31st December, 2007; (2) accounts payable increased by RMB231.4 million or 44.6% to RMB749.8 million as at 31st December, 2008 from RMB518.4 million as at 31st December, 2007, which was mainly due to an increase in accounts payable of Yulin Neng Hua by RMB162.7 million.

As at 31st December, 2008, provision for land subsidence, restoration, rehabilitation and environmental fee increased by RMB431.4 million or 2,201.0% to RMB451.0 million from RMB19.635 million as at 31st December, 2007. This was mainly due to an increase in accrued but not paid land subsidence fee.

As at 31st December, 2008, tax payable increased by RMB410.0 million or 4,141.4% to RMB419.9 million from RMB9.934 million as at 31st December, 2007, which was mainly due to an increase in income tax payable.

As at 31st December, 2008, non-current liabilities decreased by RMB374.3 million or 62.5% to RMB225.0 million from RMB599.3 million as at 31st December, 2007, which was mainly due to an decrease in deferred tax liability by RMB284.6 million.

Pursuant to the “Acquisition Agreement of Jining III Coal Mine”, the Company paid RMB13.248 million to the Controlling Shareholder for the acquisition of the mining rights of Jining III Coal Mine during the reporting period.

As at 31st December, 2008, the Group’s debt to equity ratio was 1.0%, which was calculated on the basis of the equity attributable to the equity holders of the Company and the total amount of borrowings amounting to RMB26,755.1 million and RMB265.3 million, respectively.

The Group’s capital expenditure for the purchase of property, machinery and equipment for year 2008 was RMB2,066.2 million, representing a decrease by RMB861.8 million or 29.4% as compared with RMB2,928.0 million for the year 2007, which was mainly due to the decrease in the number of projects under construction by RMB880.5 million.

The Group’s capital expenditure for the year 2009 is expected to be RMB2,434.6 million, which is intended to be made out of the Company’s internal resources.

The capital expenditure for the year 2008 and the estimated capital expenditure for the year 2009 of the Group are set out in the following table:

	2009 (Estimated) (RMB million)	2008 (RMB million)
The Company	1,259.5	635.3
Shanxi Neng Hua	58.6	102.1
Yancoal Australia Pty	198.2	100.9
Yulin Neng Hua	349.2	656.4
Heze Neng Hua	503.7	571.5
Hua Ju Energy	65.4	—
Total	2,434.6	2,066.2

Considering the sufficiency in cash flow and capital sources of the Group, the Company believes that it will have sufficient capital to satisfy its operational and development requirements.

TAXATION

Since 1st January, 2008, pursuant to the Enterprise Income Tax Law of the People’s Republic of China promulgated on 16th March, 2007, the Company and all its subsidiaries incorporated in the PRC have been subject to an income tax rate of 25%, which was 33% previously, on its taxable profits.

In 2008, Yancoal Australia Pty and its wholly owned subsidiary Austar Company are still subject to an income tax rate of 30% on its taxable profits.

Report of Board of Directors

The Board is pleased to submit the Report of the Board of Directors for the year 2008 together with the audited financial statements of the Group for the year ended 31st December, 2008.

PRINCIPAL ACTIVITIES

The Group is principally engaged in underground coal mining, preparation and processing, sale and railway transportation of coal.

FINANCIAL HIGHLIGHTS

A summary of the results of the Group, the assets and liabilities of the Group and the cash flow of the Group prepared in accordance with the International Financial Reporting Standards (“IFRS”) for each of the five years ended 31st December, 2008 are set out in the section headed “Financial Highlights” of this report.

PROPOSED PROFIT APPROPRIATION

The profit appropriation of the Company for the year ended 31st December, 2008 as proposed by the Board is as follows:

(Prepared in accordance with PRC CASs)

RMB’000
Unappropriated profits at the beginning of year	8,014,289
Add: Net profit attributed to the Shareholders	6,483,641
Use of Work safety expenses, Wei Jian Fei and Future Development Fund	295,100
Less: Withdrawal of statutory surplus reserve	645,485
Ordinary shares dividends payable	836,128
Withdrawal of Work safety expenses, Wei Jian Fei and Future Development Fund	463,432
Unappropriated profits at the end of the year	12,847,985
of which: cash dividends proposed after the date of the balance sheet	1,967,360

The above proposed profit appropriation will be presented to the Shareholders for approval at the forthcoming 2008 annual general meeting of the Company (the “2008 AGM”).

Pursuant to the articles of association of the Company (the “Articles”), the Company’s financial statements should be prepared in accordance with the PRC CASs and the relevant laws and regulations of the PRC, as well as the IFRS and the listing rules of the places in which the shares of the Company are listed. For the purpose of determining the dividends payable to the Shareholders in the relevant financial year, the lower of the profits after taxation in the financial statements prepared according to these two sets of accounting standards will be applied. For the year 2008, audited profits after taxation calculated in accordance with the PRC CASs will be applied in determining the “cash dividends proposed after the date of the balance sheet”.

DIVIDENDS

At the 2008 AGM, the Directors will propose a cash dividend payment for the year 2008 in the amount of RMB1,967.36 million (tax inclusive), that is, RMB0.40 per share (tax inclusive). Subject to approval by the Shareholders at the 2008 AGM, this proposed dividend will be paid (if so approved) to all Shareholders within two months of the 2008 AGM.

Pursuant to the Articles, cash dividends payable to the Shareholders shall be calculated and declared in RMB. Cash dividends payable to holders of the Company’s domestic shares shall be paid in RMB, while cash dividends payable to holders of the Company’s H Shares shall be paid in Hong Kong dollars.

The Company paid cash dividends in the amounts of RMB1,082 million (tax inclusive), RMB983.7 million (tax inclusive) and RMB836.1 million (tax inclusive) for the years 2005, 2006 and 2007 respectively.

MAJOR SUPPLIERS AND CUSTOMERS

The percentage of goods and services supplied by the Company’s five largest suppliers was less than 30% of the total purchases of the Company in 2008.

Net sales to the Company’s five largest customers accounted for 32.8% of the Company’s total net sales in 2008. The Company’s largest customer was Huadian International Power Corporation Limited for the year 2008, net sales to whom was RMB 4,318.5 million which accounted for 17.7% of the total net sales of the Company in 2008. To the knowledge of the Directors, none of the Directors, their associates or any Shareholders who own more than 5% of the share capital of the Company hold any interest in the Company’s five largest customers.

RESERVES

Details of changes in the reserves for the year ended 31st December, 2008 and details of the distributable reserves of the Company as at 31st December, 2008 are set out in Note 36 and Note 45 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

BORROWINGS

Details of the borrowings are set out in Note 33 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

PROPERTY, PLANT AND EQUIPMENT

Details of changes in the property, plant and equipment during the year ended 31st December, 2008 are set out in Note 25 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

EMPLOYEES’ PENSION SCHEME

Details of the employees’ pension scheme of the Company are set out in Note 42 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

CONTINUING CONNECTED TRANSACTIONS

The continuing connected transactions between the Group and Yankuang Group for the year 2008 include the following two types:

1.	Continuing Supply of Materials and Services

The continuing supply of materials and services between the Group and Yankuang Group is carried out in accordance with the Provision of Materials and Water Supply Agreement, the Provision of Electricity Agreement, the Provision of Labor and Services Agreement, the Equipment Maintenance and Repair Services Agreement and the Provision of Products and the Materials Agreement entered into between the Company and Yankuang Group on 10th January, 2006, each with an effective term from 1st January, 2006 to 31st December, 2008. These agreements and the respective annual caps for the relevant transactions for each of the three financial years had been approved by independent Shareholders on 24th March, 2006.

Details of the continuing supply of materials and services between the Group and Yankuang Group for the year 2008 are shown in the following table.

No.	Type of Connected Transaction	Agreement	Annual cap for the year 2008 (RMB’000)	Value of transaction for the year 2008 (RMB’000)
1	Materials and water purchased from Yankuang Group	“Provision of Materials and Water Supply Agreement”	595,200	471,768
2	Fuel and power purchased from Yankuang Group	“Provision of Electricity Agreement”	420,000	355,902
3	Labor and services provided by Yankuang Group	“Provision of Labor and Services Agreement”	963,700	677,260
4	Maintenance and repair services provided by Yankuang Group	“Provision of Equipment Maintenance and Repair Services Agreement”	320,000	253,864
5	Products and materials sold to Yankuang Group	“Provision of Products and Services Agreement”	3,250,000	1,935,401

2.	Payment of Pension Fund

Pursuant to the Agreement Relating to the Provision of Administrative Services for Pension Fund and Retirement Benefits entered into on 10th January, 2006, Yankuang Group is responsible for the management of the pension insurance fund for the Group’s employees as well as the management of pension and other benefits for retirees of the Group (the “Endowment Insurance Fund”) on a free of charge basis. Such transactions constitute exempt continuing connected transactions and have been approved by the Board. The annual amount of the Endowment Insurance Fund paid by the Company for the year 2008 was RMB759.4 million.

Views of the Independent Non-executive Directors on the Continuing Connected Transactions of the Group

The Company’s independent non-executive Directors have reviewed the continuing connected transactions of the Group with Yankuang Group in the year 2008 and confirm that: (1) all such connected transactions have been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties than terms available to or from the Group; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions in respect of the continuing supply of materials and services stated under the paragraph headed “1. Continuing Supply of Materials and Services” above has not exceeded the annual cap for the year 2008 approved by independent Shareholders on 24th March, 2006.

Views of the Auditors on the Continuing Connected Transactions of the Group

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The auditors have reported to the Directors that the above continuing connected transactions:

(1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been entered into in accordance with the relevant agreement governing the transactions; and (4) have not exceeded the relevant annual caps.

Amendment to Continuing Connected Transactions

Pursuant to regulations of the Hong Kong Stock Exchange and the Shanghai Stock Exchange in relation to continuing connected transactions and according to the circumstances of the operations of the Company and Yankuang Group, the Company complied with the approval procedures for amendments to the continuing connected transactions in the last quarter of 2008. The Company and Yankuang Group entered into five new continuing connected transaction agreements (the “new continuing connected transaction agreements”) which stipulate the annual cap of each transaction from 2009 to 2011.

The new continuing connected transaction agreements and the annual caps from 2009 to 2011 for the transactions to be performed thereunder were approved by independent Shareholders on 23rd December, 2008. The term of each of the new continuing connected transaction agreements is 1st January, 2009 to 31st December, 2011.

For further details, please refer to the “Announcement on Connected Transaction of Yanzhou Coal Mining Limited Company” dated 31st October, 2008 on the Hong Kong Stock Exchange’s website or the Company’s website and the circular issued by the Company dated 7th November, 2008 in respect of the continuing connected transactions.

ONE-OFF CONNECTED TRANSACTIONS

Mining Rights Consideration for Jining III Coal Mine

Pursuant to the Jining III Coal Mine Acquisition Agreement entered into between the Company and Yankuang Group in 2000, the consideration for the mining rights of Jining III Coal Mine is approximately RMB132.5 million, which shall be paid to Yankuang Group in ten equal installments, free of interest, commencing from 2001. The Company paid a total of RMB13.248 million to Yankuang Group in 2008.

Establishment of Yankuang Group Finance Company Limited

At the 13th meeting of the third session of the Board held on 3rd August, 2007, the Board approved the establishment of Yankuang Group Finance Company Limited jointly by the Company with Yankuang Group and Zhongcheng Trust and Investment Company Limited. The name and principal activities of the company are subject to approval by the China Banking Regulatory Commission and industry and commerce registration authorities. Its principal activities include handling internal transfer and settlement of funds among different member accounts, accepting deposits from members and lending to members. The proposed registered capital of the company is RMB500 million, of which the Company will contribute RMB125 million in cash, representing an equity interest of 25%.

As at the reporting date, the procedures for the establishment of Yankuang Group Finance Company Limited have not been completed.

Acquisition of Mining Rights of Zhaolou Coal Mine by Heze Neng Hua

At the first extraordinary general meeting of 2008 held on 30th January, 2008, the Shareholders approved the acquisition of mining rights of Zhaolou Coal Mine by Heze Neng Hua from Yankuang Group at a consideration of RMB747.3 million. On 5th May, 2008, Heze Neng Hua obtained the mining rights certificate for Zhaolou Coal Mine from the Ministry of Land and Resources.

The acquisition of mining rights in Zhaolou Coal Mine has increased the coal reserves of the Group, improved the Group’s capacity to develop continually and enhanced the continuity and stability of the Company’s business. For details of the transaction, please refer to the “Announcement on Connected Transaction of Yanzhou Coal Mining Limited Company” dated 4th December, 2007 and the circular issued by the Company dated 14th December, 2007 in respect of the connected transaction.

Acquisition of 74% Equity Interest in Hua Ju Energy

At the second extraordinary general meeting of 2008 held on 23rd December, 2008, the Shareholders approved the acquisition by the Company of 74% equity interest in Hua Ju Energy held by Yankuang Group for RMB593.2 million, to be financed by the Company’s internal resources. On 18th February, 2009, transfer of the above equity interest was completed.

Establishing the Company’s management platform for its electricity business through the acquisition of equity interest in Hua Ju Energy has the following advantages: (i) reducing connected transactions; (ii) securing a steady electricity supply for the Company’s operations, thereby cutting operating costs, improving profitability and business performance and creating a new economic growth point; and (iii) facilitating environmentally-friendly disposal of coal gangue and other waste. For details of the transaction, please refer to the “Announcement on Connected Transaction of Yanzhou Coal Mining Limited Company” dated 24th October, 2008 on the Hong Kong Stock Exchange’s website or the Company’s website and the circular issued by the Company dated 7th November, 2008 in respect of the connected transaction.

HOUSING SCHEME

According to the Provision of Labour and Services Agreement (which is referred to in the paragraph headed “Continuing Supply of Materials and Services” in the section headed “Continuing connected Transactions”), Yankuang Group is responsible for providing dormitories to its own employees and the employees of the Group. The Group and Yankuang Group share the incidental expenses relating to the provision of such dormitories on a pro-rata basis based on their respective numbers of employees and the amount negotiated by the parties. Such expenses amounted to RMB86.269 million and RMB86.2 million in 2007 and 2008 respectively.

Since 2002, the Company has been paying to its employees a housing allowance for purchase of their residences, which is based on a fixed percentage of the employees’ wages. In the year 2008, the employees’ housing allowances paid by the Company amounted to RMB193.6 million in total.

Details of the housing scheme are set out in Note 43 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

SUBSTANTIALLY CONTROLLED COMPANIES AND INVESTMENT IN JOINT STOCK COMPANY

(RMB’000)

Name of Company		Nature of Business	Main Products or Services	Registered Capital	Registered capital contributed by the Company	Total assets as at 31st December, 2008	Net assets as at 31st December, 2008	Net profit attributable to the Company for the year 2008
(i)	Controlled companies
	Yanzhou Coal Yulin Neng Hua Co., Ltd.	Energy and chemicals	Construction and operation of the Company’s investment in 0.6Mt Methanol Project	1,400,000	1,400,000	3,438,376	1,192,305	–124,191
	Yanmei Shanxi Neng Hua Co., Ltd.	Investment management	Management of the Company’s investment project in Shanxi province	600,000	600,000	1,291,878	463,248	–107,351
	Yanmei Heze Neng Hua Co., Ltd.	Energy	Development of coal resource in Juye Coal Field	1,500,000	1,450,000	2,784,111	1,353,066	–63,495
	Yancoal Australia Pty Limited	Investment management	Management of the Company’s investment project in Australia	AUD64 million	AUD64 million	1,244,400	389,607	489,740
	Shandong Yanmei Shipping Co., Ltd.	Transportation of goods	Shipping by river, sale of coal and other products	5,500	5,060	35,209	11,604	676
	Zhong Yan Trading Co., Ltd. of Qingdao Bonded Area	International trade	International trade, product processing, commodity exhibition and storage	2,100	1,100	8,237	8,055	557
(ii)	Joint stock company
	Huadian Zouxian Power Generation Company Limited	Electricity	Thermal power generation and sales on the grid	3,000,000	900,000	7,623,355	2,767,317	–67,367

The project carried out by Yulin Neng Hua has commenced trial operation in December, 2008, while the projects by Heze Neng Hua have not commenced official operation by 31st December, 2008.

PAYMENT FOR MINING RIGHTS USE FEES

In September 2006, the State Council approved the Pilot Program on Deepening the Reform of the Payment for Use System of Coal Resources jointly promulgated by the Ministry of Finance, the Ministry of Land and Resources and National Reform and Development Commission, which stipulates that enterprises must pay the government a consideration for the mining rights based on an estimate of residual resource reserves if such mining rights were obtained by the enterprise without payment for exploration cost incurred by the government. Shandong Province is one of the provinces subject to the pilot program, but as at the reporting date, the Shandong government has not issued any detailed guidelines on the payment for use of mining rights.

As at the end of 2007, the Company had accumulatively paid RMB129.8 million for the mining right fees of Nantun Coal Mine, Xinglongzhuang Coal Mine, Dongtan Coal Mine, Baodian Coal Mine and Jining II Coal Mine (the “five coal mines”) which were owned by the Company in 1997 when the Company was founded. The mining rights of all other coal mines owned by the Group’s subsidiaries were obtained on a payment for use basis.

Since 2008 and based on the annual output of the five coal mines, the Company has credited RMB5 for each tonne of raw coal on an accrual basis as the standard payment for the mining rights use fees before the issue by the Shandong government of the detailed guidelines on the payment for use of mining rights. In 2008, the accrual mining rights use fees for the five coal mines of the Company amounted to RMB135.1 million.

DISCLOSURE OF SIGNIFICANT EVENTS

Performance of the Undertakings by the Company, Shareholders and the Actual Controller

Special undertakings and their performance by Yankuang Group as the shareholder of the original non-tradable shares under the share reform plan:

Name of Shareholder	Special Undertaking	Performance of Undertaking
Yankuang Group Corporation Limited	(1) The original non-tradable shares of the Company held by Yankuang Group should not be listed for trading within 48 months following the date of implementation of the share reform plan;	The original non-tradable shares in the Company held by Yankuang Group have not been traded.

	(2) In 2006, Yankuang Group would transfer to the Company part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies in accordance with the relevant PRC regulations, with a view to enhancing the business performance of the Company and reducing the connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of, the coal liquefaction project which is being developed by Yankuang Group.	In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which is in line with the Company’s development strategies. Yankuang Group is in the process of implementing its other undertakings and there has not been material progress in this respect.

	(3) All expenses incurred in connection with the share reform for the non-tradable shares should be borne by Yankuang Group.	The undertaking has been fulfilled.

Election of the Fourth Session of Directors and Supervisors

At the 2007 annual general meeting of the Company held on 27th June, 2008, Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai were elected as Directors of the fourth session of the Board. Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian, and Mr. Wang Junyan were elected as independent Directors of the fourth session of the Board. Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan were elected as Supervisors representing the Shareholders of the fourth session of the Supervisory Committee.

On 21st May, 2008, Mr. Dong Yunqing was elected by the employees as the employee representative Director of the fourth session of the Board. Mr. Wei Huanmin and Mr. Xu Bentai were elected as the Supervisors representing employees of the fourth session of the Supervisory Committee.

The term of office of the Directors of the fourth session of the Board and that of the Supervisors of the fourth session of the Supervisory Committee are both three years, which commenced from 27th June, 2008 and will conclude at the annual general meeting appointing the Directors of the fifth session of the Board and the Supervisors of the fifth session of the Supervisory Committee.

Among the Directors of the third session of the Board, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi had already served as independent Directors for two consecutive sessions, and accordingly they did not offer themselves for re- election in compliance with the listing regulations. Among the members of the third Supervisory Committee, Mr. Meng Xianchang and Mr. Liu Weixin retired from the position of Supervisor after they completed their respective terms of office.

Election of Chairman and Vice Chairman of the Board

At the first meeting of the fourth session of the Board held on 27th June, 2008, Mr. Wang Xin was elected as the chairman of the fourth session of the Board, Mr. Geng Jiahuai and Mr. Yang Deyu were elected as the vice-chairmen of the fourth session of the Board.

Election of Chairman and Vice Chairman of the Supervisor Committee

At the first meeting of the fourth session of the Supervisory Committee held on 27th June, 2008, Mr. Song Guo was elected as the chairman of the Supervisory Committee, and Mr. Zhou Shoucheng was elected as the vice-chairman of the Supervisory Committee.

Appointment of Senior Management

At the first meeting of the fourth session of the Board held on 27th June, 2008, Mr. Yang Deyu was appointed as the general manager of the Company; Mr. Jin Tai, Mr. Zhang Yingmin, Mr. He Ye, Mr. Qu Tianzhi, Mr. Wang Xinkun, Mr. Tian Fengze, Mr. Shi Chengzhong and Mr. Lai Cunliang were appointed as the deputy general managers; Mr. Wu Yuxiang was appointed as the chief financial offi cer; Mr. Zhang Baocai was appointed as the secretary of the Board; Mr. Ni Xinghua was appointed as the chief engineer; pursuant to the Hong Kong Listing Rules, Mr. Wu Yuxiang and Mr. Zhang Baocai were appointed as the Company’s authorized representatives.

Establishment of Special Committee of the Board

At the first meeting of the fourth session of the Board held on 27th June, 2008, the establishment of the Audit Committee of the fourth session of the Board was approved. Mr. Zhai Xigui, Mr. Pu Hongjiu, Mr. Li Weian, Mr. Wang Junyan, Mr. Chen Changchun and Mr. Dong Yunqing were appointed as members of the Audit Committee with Mr. Zhai Xigui being the chairman of the Audit Committee. The Audit Department of the Board is the administrative body of the Audit Committee.

At the first meeting of the fourth session of the Board held on 27th June, 2008, the establishment of the Remuneration Committee of the fourth session of the Board was approved. Mr. Li Weian, Mr. Wang Junyan and Mr. Dong Yunqing were appointed as members of the Remuneration Committee with Mr. Li Weian being the chairman of the Remuneration Committee. The Human Resource Department of the Company is the administrative body of the Remuneration Committee.

Amendments to the Articles

As approved by the first extraordinary general meeting for the year 2008 held on 30th January, 2008, the Company amended the terms of the Articles relating to certain powers of its independent Directors. Details of the amendments to the Articles were posted on the Hong Kong Stock Exchange’s website and the Company’s website on 31st January, 2008.

As approved by the second extraordinary general meeting for the year 2008 held on 23rd December, 2008, the Company amended the Articles relating to the prevention of misappropriation of the Company’s funds by the controlling shareholder or connected parties, external guarantees, establishment of Special Committee of the Board and the setting up of the Supervisory Committee. Details of the amendments to the Articles were posted on the Hong Kong Stock Exchange’s website and the Company’s website on 4th November, 2008.

Increasing Registered Capital of Yulin Neng Hua

As approved at the work meeting of general managers held on 19th May, 2008, the Company injected RMB600 million to Yulin Neng Hua for the construction of the methanol project. The registered capital of Yulin Neng Hua increased from RMB800 million to RMB1,400 million, of which RMB500 million will be financed by the Company’s proceeds from the issuance of H shares in 2004.

Yulin Neng Hua completed the registration procedures for the above-mentioned equity transfer on 8th September, 2008.

Acquisition of Equity Interest in Yulin Neng Hua from Other Shareholders

As considered and approved at the work meeting of the general managers held on 19th May, 2008, the Company acquired

2% equity interest in Yulin Neng Hua from Shandong Chuangye Investment Development Co., Ltd and 1% from China Hualu Engineering Company for a total cash consideration of RMB24 million, which was financed by the Company’s internal resources.

Yulin Neng Hua completed the registration procedures for the above-mentioned equity transfer on 24th June, 2008 and became a wholly-owned subsidiary of the Company.

MATERIAL LITIGATION AND ARBITRATION

On 13th December, 2004, the Company provided an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). On 22nd December, 2004, the Company made an application to lock up the 289 million shares in Huaxia Bank Company Limited held by Lianda Group Limited, the guarantor of the Entrusted Loan.

According to the mediation proposal of the Supreme People’s Court, Shandong RunHua Group Company Limited shall voluntarily guarantee the repayment of the debt of the Company. On 30th May, 2008, the Company collected the principal plus interest of the Entrusted Loan in the total sum of RMB780 million.

The Company was not involved in any other significant litigation or arbitration during the reporting period.

MATERIAL CONTRACTS

Other than the agreements described in the section headed “Disclosure of Significant Events” in the “Report of the Board of Directors”, the Company was not a party to any material contracts during the reporting period.

PRE-EMPTIVE RIGHTS

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights requiring the Company to offer new shares on a pro-rata basis to the existing Shareholders.

EXTERNAL GUARANTEES

During the reporting period, there were no guarantee contracts or outstanding guarantee contracts and the Company had not provided any external guarantee. No guarantees were extended to the controlled subsidiaries of the Company. There were no external guarantees which are against the relevant regulations.

The above information concerning external guarantees by the Company is disclosed in accordance with the relevant PRC (excluding Hong Kong) laws and regulations.

ENTRUSTED LOAN

Entrusted loans provided during the reporting period and entrusted loans previously provided which were carried forward to the reporting period are set out in the following table. Save as disclosed below, the Company currently has no other plans to provide entrusted loans.

No.	Borrower	Amount of Entrusted Loan	Approved Term of Loan	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shandong Xinjia Industrial Co., Ltd	RMB640 million	From 20th December, 2004 to 19th January, 2005	7%	Reviewed and approved at a board meeting held on 13th December, 2004	No	Yes	RMB132,230,000
2	Yancoal Australia Pty Limited	US$90 million	From 7th November, 2005 to 7th November, 2010	4.23% – 6.14%	Reviewed and approved at a board meeting held on 28th June, 2005. Reviewed and approved extension of repayment date for one year at a board meeting held on 17th August, 2007. Reviewed and approved extension of repayment date for two years at a board meeting held on 24th October, 2008	No	Recovered principal of US$ 24.5million	US$13,226,367.1
3	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 20th October, 2006 to 20th October 2009	6.30%	Reviewed and approved at a work meeting of general managers held on 11th September, 2006	No	Transferred to registered capital on 8th September, 2008, reviewed and approved at a work meeting of general managers held on 19th May, 2008	RMB18,264,268.75
4	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 17th May, 2007 to 17th May, 2010 Accumulatively withdrew RMB500 million in 10 times	6.57%	Reviewed and approved at a work board meeting held on 25th October, 2006	No	No	RMB31,543,938.75
5	Yanmei Heze Neng Hua Company Limited	RMB500 million	From 11th April, 2008 to 22nd November, 2012	7.20%	Reviewed and approved at a work meeting of general managers held on 27th July, 2007	No	No	RMB23,990,300
6	Shanxi Tianhao Chemicals Company Limited	RMB190 million	From 28th March, 2008 to 22nd November, 2012.	7.20%	Reviewed and approved at a work meeting of general managers held on 27th July, 2007	No	No	RMB3,470,093
			Accumulatively withdrew RMB90 million in 3 times

No.	Borrower	Amount of Entrusted Loan	Approved Term of Loan	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
7	Yanzhou Coal Yulin Neng Hua Company Limited	RMB1,500 million	From 15th October, 2007 to 15th October, 2012.	7.20%	Reviewed and approved at a board meeting of general managers held on 17th August, 2007	No	No	RMB68,544,254
			Accumulatively withdrew RMB1,400 million in 25 times
8	Shanxi Heshun Tianchi Energy Company Limited	RMB50 million	From 24th December, 2007 to 24th December, 2010	7.47%	Reviewed and approved at a work meeting of general managers held on 5th November, 2007	No	No	RMB3,557,105.06
9	Yanmei Heze Neng Hua Company Limited	RMB850 million	From 11th April, 2008 to 25th February, 2013.	7.74%	Reviewed and approved at a work meeting of general managers held on 14th January, 2008	No	No	RMB18,509,602.62
			Accumulatively withdrew RMB600 million in 4 times
10	Shanxi Heshun Tianchi Energy Company Limited	RMB80 million	From 15th October, 2008 to 15th October, 2010	7.56%	Reviewed and approved at a work meeting of general managers held on 21st August, 2008	No	No	RMB364,359.75
11	Shanxi Heshun Tianchi Energy Company Limited	RMB20 million	From 30th December, 2008 to 30th December, 2010.	5.67%	Reviewed and approved at a work meeting of general managers held on 15th December, 2008	No	No	—

At a work meeting of the general managers held on 22nd January, 2007, it was approved that Shanxi Neng Hua, the Company’s wholly-owned subsidiary could extend an entrusted loan of RMB200 million to Tianhao Chemicals, Shanxi Neng Hua’s controlled subsidiary, with details shown in following table.

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this thereporting period
1	Shanxi Tianhao Chemicals Company Limited	RMB200 million	From 29th March, 2007 to 28th March, 2012, by three installments	6.48%	Reviewed and approved at the work meeting of general managers held on 22nd January, 2007	No	No

At the Board meeting held on 28th June, 2005, it was approved that the Company to extend an entrusted loan of US$90 million to Yancoal Australia Pty. As approved at the board meeting convened on 24th October, 2008, repayment of the principal in the amount of US$65.5 million and the corresponding interests of the entrusted loan mentioned above was extended for two years and will become due on 7th November, 2010. By 7th November, 2008, Yancoal Australia Pty has repaid the principal amount of US$24.5 million.

The above information concerning entrusted loans is made pursuant to the disclosure requirements under the relevant PRC laws (excluding Hong Kong).

SHARE CAPITAL

Details of the share capital of the Company are set out in Note 36 to the consolidated financial statement herein, which are prepared in accordance with the IFRS.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

Changes in Share Capital

During the reporting period, the total number of shares and the capital structure of the Company remain unchanged.

As at 31st December, 2008, the share capital structure of the Company was as follows:

Unit: shares (Par value per share: RMB1.00)

	Number of Shares	Percentage of the total share capital of the Company
Domestic Shares	2,960,000,000	60.18%
Of which: Shares held by the Promoter (Yankuang Group Corporation Limited)	2,600,000,000	52.86%
Shares held by other Shareholders	360,000,000	7.32%
H Shares	1,958,400,000	39.82%
Total number of shares	4,918,400,000	100.00%

Total Number of Shareholders at the end of the reporting period

As at 31st December, 2008, the Company had a total of 141,544 Shareholders, among which 4 were holders of tradable A Shares with trading moratorium, 141,381 were holders of A Shares without trading moratorium and 159 were holders of H Shares.

Shareholdings of the Top Ten Shareholders and Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium

According to the registers of Shareholders as at 31st December, 2008 which was provided by the Shanghai Branch of China Securities Depository and Clearing Corporation Limited and the Hong Kong Registrars Limited, the top ten Shareholders and the top ten holders of tradable shares not subject to trading moratorium were as follows:

(As at 31st December, 2008)

Name of Shareholder	Class of shares held	Number of shares held at the end of the reporting period (shares)	Percentage holding of the total share capital of the Company (%)
Yankuang Group Corporation Limited (Tradable shares with trading moratorium)	A Shares	2,600,000,000	52.86
HKSCC Nominees Limited	H Shares	1,956,015,546	39.77
Huabao Xingye Industrial Selected Securities Investment Fund
( )	A Shares	14,200,434	0.29
Huaan Innovated Securities Investment Fund
( )	A Shares	7,000,000	0.14
Huaxia Steady Growth Mixed Securities Investment Fund
( )	A Shares	6,181,000	0.13
Huabao Xingye Advanced Growth Equity Securities Investment Fund
( )	A Shares	4,000,000	0.08
Jiashi CSI 300 Index Securities Investment Fund
( )	A Shares	3,784,571	0.08
Huaan Small and Medium Sized Equity Securities Investment Fund
( )	A Shares	3,010,184	0.06
Boshi Yufu Securities Investment Fund
( )	A Shares	2,674,495	0.05
Zhongyou Core Growth Equity Securities Investment Fund
( )	A Shares	2,624,807	0.05
Yifangda Value Growing Combined Securities Investment Fund
( )	A Shares	1,999,916	0.04

None of the shares held by the above sharesholders was pledged or restricted or under any trust arrangement during the reporting period. It is certain that all of the shares held by the other Shareholders as disclosed above were not pledged or restricted or under any trust arrangement during the reporting period except HKSCC Nominees Limited.

Among the above Shareholders, the fund manager of both Huabao Xingye Industrial Selected Securities Investment Fund and Huabao Xingye Advanced Growth Equity Securities Investment Fund is Huabao Xingye Fund Management Company Limited, and the fund manager of both Huan Innovated Securities Investment Fund and Huaan Small and Medium Sized Equity Securities Investment Fund is Huaaan Fund Management Company Limited. Save as aforesaid, other related party or concert party relationships among the above Shareholders are not known.

HKSCC Nominees Limited, as the clearing and settlement agent, held the H Shares of the Company in a nominee capacity.

SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at 31st December, 2008, no other person (other than a Director, chief executive or Supervisor of the Company) had any interest or short position in the shares and underlying shares of the Company as recorded in the register pursuant to the Securities and Futures Ordinance (the “SFO”).

Name of substantial Shareholders	Class of shares	Number of shares held (shares)		Capacity	Type of interest	Percentage in the relevant class of share capital of the Company		Percentage in total share capital of the Company
Yankuang Group	Domestic shares	2,600,000,000	(L)	Beneficial owner	Corporate	87.84	%(L)	52.86	%(L)
Investment	H shares	136,114,000	(L)	Investment manager	Corporate	6.95	%(L)	2.77	%(L)
Limited		(Note 2)
Zwaanstra	H shares	136,114,000	(L)	Interests of controlled corporations	Corporate	6.95	%(L)	2.77	%(L)
John		(Note 2)
UBS AG	H shares	134,611,744 9,122,027	(L) (S)	Beneficial owner, person having a security interest in shares and	Corporate	6.87 0.47	%(L) %(S)	2.74 0.19	%(L) %(S)
		(Note 3)		interests of controlled corporations

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position.

2.	These H shares were held indirectly by Penta Investment Advisers Limited through its controlled corporations. Mr. Zwaanstra John was deemed to be interested in these H shares by virtue of his 100% control of Penta Investment Advisers Limited.

3.	These H shares were held indirectly by UBS AG through its controlled corporations.

Among the aggregate interests in the long position of H shares, 106,760,576 H shares were held in the capacity of beneficial owner, 23,063,400 H shares were held as a person having a security interest in shares and 4,787,768 H shares were held as interests of controlled corporations.

Among the aggregate interests in the long position of H shares, 11,264,840 H shares were held as derivatives.

Among the aggregate interests in the short position of H shares, 5,604,109 H shares were held as beneficial owner and 3,517,918 H shares were held as interests of controlled corporations.

Among the aggregate interests in the short position of H shares, 2,639,130 H shares were held as derivatives.

Save as disclosed above, as at 31st December, 2008, no other Shareholder was recorded in the register kept pursuant to the PRC Securities Law with an interest of 5% or more of the Company’s issued shares.

LEGAL PERSON SHAREHOLDERS WITH SHAREHOLDING OF 10% OR MORE

As at 31st December, 2008, Yankuang Group held 2,600,000,000 shares in the Company, representing 52.86% of the total share capital of the Company.

Yankuang Group, a wholly state-owned enterprise, is the Controlling Shareholder of the Company. Its registered capital is RMB3,353.388 million and its legal representative is Mr. Geng Jiahuai. Yankuang Group is principally engaged in coal production, coal chemical, coal-electrolytic aluminum and complete sets of machinery and electrical equipment manufacturing businesses. Its actual controller is the State-owned Assets Supervision and Administration Commission of the People’s Government of Shandong Province.

During the reporting period, the Company’s Controlling Shareholder or its actual controller remained unchanged.

As at 31st December, 2008, HKSCC Nominees Limited held 1,956,015,546 H shares of the Company, representing 39.77% of the total share capital of the Company. HKSCC Nominees Limited is a participant of the Central Clearing and Settlement System and provides securities registrations and trustee services to its customers.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the total share capital of the Company comprised 4,918,400,000 shares, of which 2,318,400,000 shares were held by the public, representing 47.14% of the Company’s total share capital. Among the 2,318,400,000 shares held by the public, 1,958,400,000 of them are H shares, representing 39.82% of the Company’s total share capital whereas 360,000,000 are A shares held by the public, representing 7.32% of the Company’s total share capital.

SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

Save as disclosed below, as at 31st December, 2008, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Appendix 10 to the Hong Kong Listing Rules) (“the Model Code”) (which shall be deemed to apply to the Company’s Supervisors to the same extent as it applies to the Directors).

Name	Capacity	Title	Number of shares held at the beginning of this reporting period (shares)	Number of domestic domestic shares held at the end of this reporting period (shares)	Reasons for changes
Wang Xin	—	Chairman of the Board	0	0	—
Geng Jiahuai	—	Vice Chairman of the Board	0	0	—
Yang Deyu	Beneficial Owner	Vice Chairman of the Board and General Manager	20,000	20,000	—
Shi Xuerang	—	Director	0	0	—
Chen Changchun	—	Director	0	0	—
Wu Yuxiang	Beneficial Owner	Director and Chief Financial Officer	20,000	20,000	—
Wang Xinkun	—	Director and Deputy General Manager	0	0	—
Zhang Baocai	—	Director and Secretary to the Board	0	0	—
Dong Yunqing	—	Director	0	0	—
Pu Hongjiu	—	Independent Non-executive Director	0	0	—
Zhai Xigui	—	Independent Non-executive Director	0	0	—
Li Weian	—	Independent Non-executive Director	0	0	—
Wang Junyan	—	Independent Non-executive Director	0	0	—
Song Guo	Beneficial Owner	Chairman of the Supervisory Committee	1,800	1,800	—
Zhou Shoucheng	—	Vice-Chairman of the Supervisory Committee	0	0	—
Zhang Shengdong	—	Supervisor	0	0	—
Zhen Ailan	—	Supervisor	0	0	—
Wei Huanmin	—	Employee Supervisor	0	0	—
Xu Bentai	—	Employee Supervisor	0	0	—
Jin Tai	—	Deputy General Manager	0	0	—
Zhang Yingmin	—	Executive Deputy General Manager	0	0	—
He Ye	—	Deputy General Manager	0	0	—
Qu Tianzhi	—	Deputy General Manager	0	0	—
Tian Fengze	—	Deputy General Manager	0	0	—
Shi Chengzhong	—	Deputy General Manager	0	0	—
Lai Cunliang	—	Deputy General Manager	0	0	—
Ni Xinghua	—	Chief Engineer	0	0	—

All the interests disclosed above represent long position in the shares of the Company.

As at 31st December, 2008, the total number of domestic shares of the Company held by the Directors, Supervisors and senior management of the Company amounted to 41,800 shares, representing 0.0009% of the total issued share capital of the Company.

As at 31st December, 2008, none of the Directors, chief executive or Supervisors of the Company nor their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation.

BRIEF BIOGRAPHY OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

WANG Xin, aged 50, a researcher in engineering technique application and a doctor of engineering technology and a master of EMBA, chairman of the Board. Mr. Wang is also the vice chairman of the board, the general manager and the party committee deputy secretary of Yankuang Group. Mr. Wang joined the predecessor of the Company in 1982 and became the vice general manager of Yankuang Group in 2000. He was appointed as a director of the board of directors and vice general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board of directors and the general manager of Yankuang Group as well as the chairman of the board of Shanghai Yankuang Energy Science Research Co., Ltd. in 2003. In 2004, he was appointed as a Director and the chairman of the Board. Since 2007, he has been the party committee deputy secretary of Yankuang Group and the chairman of Yankuang Xinjiang Neng Hua Company Limited. He was graduated from China University of Mining and Technology and Nankai University.

GENG Jiahuai, aged 58, a researcher in engineering technique application and a master of EMBA, is the vice chairman of the Board and at the same time the chairman of the board of directors and the party committee secretary of Yankuang Group. During the period from 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the head of the Zibo Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined Yankuang Group in

2002 and became the general manager, the vice chairman of the board of directors and the party committee deputy secretary of Yankuang Group. Mr. Geng was appointed the chairman of the board of the directors and the party committee secretary of Yankuang Group in 2003. Mr. Geng became a Director of the Company in 2002 and the vice chairman of the Company in 2004. He was graduated from Nankai University.

YANG Deyu, aged 60, a researcher in engineering technique application and a master of EMBA, is the vice chairman of the Board and the general manager of the Company. He is also a director of the board of Yankuang Group. Mr. Yang joined the Company’s predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994, and the deputy general manager of the Company’s predecessor and the head of the Safety and Supervision Bureau in 1996. Mr. Yang was appointed as an executive director and the general manager of the Company in 1997 and the vice chairman of the Board and the general manager of the Company in 2002. Mr. Yang was appointed as a director of Yankuang Group in 2004 and was appointed as the vice chairman of Yankuang Xinjiang Neng Hua Company Limited in 2007. He was graduated from Nankai University.

SHI Xuerang, aged 54, a senior engineer and a master of EMBA, is a Director of the Company and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as a deputy general manager in 2003 and was appointed a Director of the Company in 2005. He was graduated from Nankai University.

CHEN Changchun, aged 56, a senior accountant, is a Director of the Company and a director, the chief accountant and the chief legal advisor of Yankuang Group. Mr. Chen joined the Company’s predecessor in 1984 and became the chief accountant and a director of Yankuang Group in 1998 and 2004, respectively. Mr. Chen was appointed as a director of the Company in 2005 and was appointed as the chief legal advisor of Yankuang Group in 2006 and a director of Yankuang Xinjiang Neng Hua Company Limited and of Shanghai CIFCO Futures Co., Ltd. in 2007. He was graduated from Beijing Coal Cadre Institute.

WU Yuxiang, aged 47, a senior accountant with a master degree, is a Director and the chief financial officer of the Company. Mr. Wu joined the Company’s predecessor in 1981 and became the chief accountant of the finance department of the Company’s predecessor in 1996. Mr. Wu was appointed as the manager of the finance department of the Company in 1997, and was appointed as a Director and the chief financial officer of the Company in 2002. Since 2007, he is also the chairman of the supervisory committee of Huadian Zouxian Power Generation Company Limited. He was graduated from the Party School of Shandong Provincial Communist Committee.

WANG Xinkun, aged 56, a senior economist with a master degree, is a Director and the deputy general manager of the Company. Mr. Wang joined the Company’s predecessor in 1977. Mr. Wang became a manager of the coal transportation and sales department of the Company in 2000, and a deputy general manager of the Company in 2002. He was appointed as a Director of the Company in 2004. Since 2007, he is also the vice chairman of Huadian Zouxian Power Generation Company Limited. He was graduated from Tianjin University.

Zhang Baocai, aged 41, a senior accountant with a master degree, is a Director and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed as a Director, the board secretary of the Company in 2006. Mr. Zhang was graduated from Nankai University.

DONG Yunqing, aged 53, a professor-level senior administrative officer, is a Director and the chairman of the labor union of the Company. Mr. Dong joined the Company’s predecessor in 1981 and was the vice chairman of the labor union of Yankuang Group from 2001 to April 2003. Mr. Dong was appointed as a Director and the chairman of the labor union of the Company in 2002. He was graduated from Shandong Mining Institute.

Independent Non-Executive Directors

Pu Hongjiu, aged 72, a professor-level senior engineer, is an independent non-executive Director of the Company. He is the first vice chairman of the China Coal Industry Association and the chairman of Coal Industry Association of China International Association. Mr. Pu was a party group member and the head of disciplinary inspection unit of the State Administration of Work Safety and State Administration of Coal Mine Safety in 2001. He has been the chairperson of China Coal Academy since 2001 and the first vice-chairman of the China Coal Industry Association since 2003. He was appointed as an independent non-executive Director of the Company in 2005. He was graduated from Hefei Mining Institute. He is also an independent non-executive director of Shanghai Datun Energy Company Limited from 24th April. 2004 onwards.

ZHAI Xigui, aged 66, a senior auditor, is an independent non-executive director of the Company. Mr. Zhai was the deputy chief auditor of the National Audit Office in 1996 and was the vice secretary of the party group of the National Audit Office in

1999. He was elected as the deputy to the 10th Session of the National People’s Congress of the PRC (“NPC”) and a member of the Finance and Economics Committee of the 10th Session of the NPC in 2003. Mr. Zhai was appointed as the president of China Audit Society in 2005 and as an independent non-executive Director of the Company in 2008. He was graduated from Central University of Finance and Economics.

LI Weian, aged 52, a doctor of management and a doctor of economics, is an independent non-executive Director of the Company and a professor of Nankai University. Mr. Li is the Dean of the Business School of Nankai University, a director of the Corporate Management Research Center and a part-time member of the Science Counseling Team of the Degree Committee of the State Council and a deputy director of the Business Administration Teaching Direction Committee of the Ministry of Education, enjoying the special government allowance. He was appointed the Dean of the Business School of Nankai University in 1997, become one of the first group of National distinguished professors in Arts appointed under the Cheung Kong Scholars Program in 2004 and undertook the position as an independent non-executive Director of the Company in 2008. Mr. Li was graduated from Nankai University and Keio University. He is also an independent non-executive director of Offshore Oil Engineering Co., Ltd from 15th March, 2002 onwards, an independent non-executive director of Shanxi Guoyang New Energy Co., Ltd. from 12th July, 2003 to 11th July, 2006 and an independent non-executive director of SinoCom Software Group Ltd. from 15th April, 2004 to 22nd May, 2008.

WANG Junyan, aged 38, a master of finance and an independent non-executive director of the Company. Mr. Wang is the chairman of the board and the investment director of Shenghai Investment and Management Co., Ltd. and the managing director general manager and an investment director of CITIC Securities International Investment and Management (Hong Kong) Co., Ltd. He was appointed as the managing director of Shanghai First Finance Group Co., Ltd. in December 1997, and was appointed as the chairman of the board and an investment director of Shenghai Investment and Management Co., Ltd in January 2007. He was appointed as an independent non-executive Director of the Company and the director general manager and the investment director of CITIC Securities International Investment and Management (Hong Kong) Co., Ltd. in 2008. Mr. Wang was graduated from the University of Hong Kong; Mr. Wang is also an independent non-executive director of Livzon Pharmaceuticals Company Limited from 16th April, 2007 onwards and China Aerospace International Holdings Ltd from 30th March 2007 onwards.

Supervisors

SONG Guo, aged 54, a professor-level senior administrative officer with a master degree of EMBA, is the chairman of the Supervisory Committee of the Company and a deputy secretary of the party committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He joined Yankuang Group in 2003 and was the secretary of the disciplinary inspection committee from 2003 to 2007. He was appointed as a deputy secretary of the party committee of Yankuang Group in 2004 and the vice chairman of the supervisory committee of the Company in 2005. In 2008, Mr. Song became the chairman of the supervisory committee of the Company. He was graduated from Nankai University.

ZHOU Shoucheng, aged 56, a professor-level senior administrative officer, is the vice chairman of the Supervisory Committee of the Company and the secretary of the disciplinary inspection committee and the chairman of the labour union of Yankuang Group. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League committee of Yankuang Group, the secretary of the party committee of Beisu Coal Mine and the secretary of the party committee and the vice manager of Xinglongzhuang Coal Mine successively from 1984 to 2002. He was the chairman of the labour union of Yankuang Group from 2002 to 2007 and became the secretary of the disciplinary inspection committee and the chairman of the labour union of Yankuang Group in 2007. In 2008, Mr. Zhou was appointed as the vice chairman of the Supervisory Committee of the Company. Mr. Zhou was graduated from Central Communist Party School Correspondence Institute.

ZHANG Shengdong, aged 52, is a senior accountant, a Supervisor of the Company. He is also the assistant to the general manager, the deputy chief accountant and the head of the finance department and the preparatory office of the Finance Company Limited of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the deputy chief accountant, a Supervisor of the Company and the head of the finance company preparatory office of Yankuang Group in 2002. Mr. Zhang was appointed as the head of the finance department of Yankuang Group in 2006 and the assistant to the general manager in 2008. He was graduated from China University of Mining and Technology.

ZHEN Ailan, aged 45, is a senior accountant, a senior auditor, a Supervisor of the Company and the deputy director of audit department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the deputy chief of audit division of Yankuang Group in 2002 and was appointed as the deputy director of the audit department of Yankuang Group in 2005. In 2008, Ms Zhen became a Supervisor of the Company. Ms. Zhen was graduated from Northeastern University of Finance and Economics.

WEI Huanmin, aged 52, a professor-level senior administrative officer, a Supervisor and the secretary of the disciplinary inspection committee of the Company. Mr. Wei joined the Company’s predecessor in 1984. He was the deputy secretary of the disciplinary inspection committee and the chief of the division of inspection of the Company from 2002 to 2006. He was appointed as the secretary of the disciplinary inspection committee of the Company in 2006. In 2008, Mr. Wei became a Supervisor of the Company. Mr. Wei was graduated from Central Communist Party School Correspondence Institute.

XU Bentai, aged 50, a senior administrative officer, is a supervisor of the Company and the chairman of Jining III Coal Mine’s labor union. Mr. Xu joined the Company’s predecessor in 1978 and became the chairman of Jining III Coal Mine’s labor union in 1999. Mr. Xu became an employee supervisor of the Company in 2002. He was graduated from the Central Communist Party School Correspondence Institute.

Senior Management

JIN Tai, aged 57, a researcher in engineering technique application, is a deputy general manager of the Company. Mr. Jin joined the Company’s predecessor in 1968. He became the head of Xinglongzhuang Coal Mine in 1998 and became the deputy general manager of Yankuang Group in 2000. Mr. Jin has been appointed as a deputy general manager of the Company since 2004. He was graduated from China University of Mining and Technology.

ZHANG Yingmin, aged 55, a researcher in engineering technology application with a master degree of EMBA, is the executive deputy general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and the chief of the safety supervision bureau of the Company. He was graduated from Nankai University.

HE Ye, aged 51, a researcher in engineering technology application, a doctor of engineering, is a deputy general manager of the Company. Mr. He joined the Company’s predecessor in 1993. He became the head of Jining II Coal Mine in 1999 and became the executive deputy general manager of an industrial company subordinated to Yankuang Group in 2002. Mr. He has been appointed as a deputy general manager of the Company since 2004. He was graduated from China University of Mining and Technology.

QU Tianzhi, aged 46, a researcher in engineering technique application, a doctor of engineering, is the deputy general manager of the Company. Mr. Qu joined the Company’s predecessor in 1985 and became the head of Dongtan Coal Mine in 2000. He was appointed as a deputy general manager of the Company in 2006. Mr. Xu was graduated from China University of Mining and Technology.

TIAN Fengze, aged 52, a senior economist with a master degree, is a deputy general manager of the Company. Mr. Tian joined the Company’s predecessor in 1976 and became the head of Beisu Coal Mine in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He was graduated from Party School of Shandong Provincial Communist Committee.

SHI Chengzhong, aged 46, a researcher in engineering technique application with a master degree of EMBA, is a deputy general manager of the Company. Mr. Shi joined the Company’s predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000 and a deputy general manager of the Company in 2002. He was graduated from Nankai University. Mr. Shi is also a director of Guizhou Panjiang Coal Power Company Limited.

LAI Cunliang, aged 48, a senior engineer with a master degree in mining engineering and a master degree of EMBA, is a deputy general manager of the Company. Mr. Lai joined the Company’s predecessor in 1980 and became the head of Xinglongzhuang Coal Mine of the Company in 2000. He has been a director and the general manager of Yancoal Australia Pty since 2004. Mr. Lai became a deputy general manager of the Company in 2005. He was graduated from China University of Mining and Technology and Nankai University.

NI Xinghua, aged 52, a researcher in engineering technique application with a master degree, is the chief engineer of the Company. Mr. Ni joined the Company’s predecessor in 1975 and became a deputy chief engineer of Yankuang Group in 2000. He has been appointed as the chief engineer of the Company since 2002. Mr. Ni was graduated from Tianjin University.

DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Details of the remuneration of the Directors and the Supervisors of the Company and the five highest paid individuals of the Company are set out in Note 14 to the consolidated financial statements prepared in accordance with the IFRS contained herein.

There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended 31st December, 2008.

ARRANGEMENT TO PURCHASE EQUITY OR DEBT SECURITIES

At no time during the year ended 31st December, 2008, was the Company, its holding company, or any of its subsidiaries involved or as a party to any arrangement to enable the Directors or Supervisors of the Company to acquire benefits by means of the acquisition of equity or debt securities of the Company or any other body corporate with the exceptions of the A shares held by the Directors, Supervisors and senior management of the Company. Details in this regard are set out in the section headed “Shareholding of Directors, Supervisors and Senior Management of the Company”.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors and Supervisors of the Company has entered into a service contract with the Company. Under such contracts, each Director will receive a salary and a discretionary year-end bonus, the amount of which shall be approved by the Shareholders in general meetings, provided that the total amount of discretionary year-end bonuses paid to the Directors and other employees of the Company (including but not limited to other Directors, Supervisors and senior management members of the Company) do not exceed 1% of the aggregate of net profit after taxation and extraordinary losses but before net extraordinary gains for that year.

No Director or supervisor of the Company has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN CONTRACTS

None of the Directors, supervisors or senior management of the Company had a direct or indirect material interest in any material contract entered into or performed by the Company, its controlling shareholders, any of its subsidiaries or fellow subsidiaries during the year ended 31st December, 2008.

REPURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During the reporting period, the Company and its subsidiaries did not repurchase, sell or redeem any of the shares of the Company.

The 2007 annual general meeting of the Company held on 27th June, 2008, the first 2009 domestic shareholders meeting and the first 2009 H shareholders meeting held on 23rd January, 2009 respectively granted the Board a general mandate. Subject to the approvals of the relevant regulatory authorities and the relevant laws, regulations and the Articles, the Board may, during the relevant period, make the necessary decision based on the needs and the market condition to repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing of the resolutions. The Board believes that it is in the best interests of the Company and its Shareholders to exercise the general mandate of repurchasing H shares. As at the reporting date, the Company has not exercised the general mandate of repurchasing H shares.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE GROUP

China adopts a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

Impact of exchange rate fluctuations on the Group is mainly reflected in: (1) translations of USD to RMB of the coal export revenve of the Group; (2) gain or loss arising from foreign currencies translations of foreign currencies deposits; and (3) costs of imported equipment and fittings.

In order to manage foreign currency risks of the expected sales revenue, Yancoal Australia Pty entered into foreign exchange hedging contracts of Australian dollar against the U.S. dollar with a bank in 2008. As of the end of the reporting period, the derivative financial liabilities arising from the business was RMB 29.435 million. For details, please refer to Note 34 in the financial statements.

Save as diclosed above, the Company has no plan to enter into arrangements for hedging the exchange rates of RMB to foreign currencies.

REMUNERATION POLICY

The remuneration for the Directors, Supervisors and senior management should be proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for the senior management would be reviewed and approved by the Board.

The Group adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company. The annual remuneration for the Directors and senior management of the Company are pre-paid on a monthly basis and are cashed after the assessment to be carried out in the following year.

The remuneration policy for the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Rewards are linked to the Company’s overall economic efficiency.

EMPLOYEES

As at 31st December, 2008, the Group had 47,389 employees, of whom 2,895 were administrative personnel, 1,662 were technicians, 32,297 were directly involved in coal production and 10,535 were supporting staff. The aggregate wages and bonus for the year 2008 paid for the employees of the Group were RMB2,448.8 million.

On behalf of the Board
WANG Xin
Chairman

Zoucheng, the PRC
24th April, 2009

Report of Supervisory Committee

During the reporting period, all supervisors of the Company fulfilled their supervising responsibilities, protected the interests of the Company and the Shareholders, adhered to the principles of honesty and trustworthiness and actively carried out their duties with care and diligence, pursuant to the PRC Company Law and the Articles of the Company.

Meeting of the Supervisory Committee

The Supervisory Committee held five meetings during the reporting period. Details of each of the meetings are as follows:

1.	The tenth meeting of the third session of the Supervisory Committee was held on 18th April, 2008. The Supervisory Committee’s Report for the Year 2007, the 2007 Annual Report, the Financial Report for the Year 2007, the Profit Distribution Plan for the Year 2007, and the Proposal for Election of New Session of Supervisors were considered and approved.

2.	The eleventh meeting of the third session of the Supervisory Committee was held on 28th April, 2008. The First Quarterly Report of the Year 2008 of Yanzhou Coal Mining Company Limited was considered, approved and passed at the meeting.

3.	The first meeting of the fourth session of the Supervisory Committee was held on 27th June, 2008. The Proposal for Election of Chairman and Vice Chairman of the Fourth Session of the Supervisory Committee of Yanzhou Coal Mining Company Limited was considered, approved and passed at the meeting.

4.	The second meeting of the fourth session of the Supervisory Committee was held on 22nd August, 2008. The Interim Report for the Year 2008 of Yanzhou Coal Mining Company Limited was considered, approved and passed at the meeting.

5.	The third meeting of the fourth session of the Supervisory Committee was held on 20th October, 2008. The Third Quarterly Report of the Year 2008 of Yanzhou Coal Mining Company Limited was considered, approved and passed at the meeting.

The Supervisory Committee has provided its independent opinion on the following matters:

1.	Compliance with rules and regulations by the Company and its Operations in 2008

Through its participation in the Board meetings and by attending the Shareholders’ meetings, the Supervisory Committee has, pursuant to the relevant laws and regulations, carried out investigatory and supervisory functions on matters such as the resolutions of and the procedures on convening the meetings of the Shareholders and the Directors, the implementation of the resolutions of the Shareholders’ meetings by the Board, the performing of duties by the senior management of the Company and the management system of the Company. No breach of law, regulations or the Articles has occurred. No breach of laws and regulations by the Directors and managers of the Company in the course of performing their duties have occurred. The Supervisory Committee considers that the performance of the Board in 2008 was in compliance with the relevant PRC laws and regulations and the Articles, and that it has been serious, responsive and systematic in its decision-making procedures. The internal control system implemented worked effectively.

2.	Examination of the financial situation of the Company

The Supervisory Committee has examined in detail the operation results and financial conditions of the Group for the reporting period. The Supervisory Committee is of the view that the contents and format of the Group’s financial statements are in compliance with all applicable rules. Further, the information provided accurately and objectively reflects the Group’s financial situation and operating results for the reporting year. The financial results are truly reported, and all costs, expenses and provisions have been incurred and made in accordance with the relevant laws, regulations and the Articles.

3.	Usage of Raised Funds

The Supervisory Committee takes the view that the projects invested in by the funds raised during the reporting period by the Company are compatible with the projects undertaken to be invested in by the Company.

4.	Fairness of Assets Acquisitions

The Supervisory Committee takes the view that trading and pricing terms for acquisitions of assets by the Group during the reporting period were fair and there were no insider dealings and transactions which damaged the interests of Shareholders and resulted in any capital loss to the Group.

5.	Connected Transactions

The Supervisory Committee is of the view that during the reporting period, the connected transactions between the Group and its Controlling Shareholder, Yankuang Group and its subsidiaries were fair, reasonable, lawful and were in the interests of the Shareholders.

Song Guo
Chairman of the Supervisory Committee

Zoucheng, the PRC
24th April, 2009

Corporate Governance Report

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure the Company’s operation is in compliance with the laws, regulations and supervisory rules of places where the shares of the Company are listed, and consistently endeavors to implement a high standard of corporate governance.

The corporate governance rules implemented by the Group include, but not limited to, the following: The Articles, the Rules of Procedure for Shareholders’ Meetings, the Rules of Procedure for Board Meetings, the Rules of Procedure for Supervisory Committee Meetings, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of the Investors’ Relationships, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. As at 31st December, 2008, and as of the date of this report, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Code on Corporate Governance Practices (the “Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules.

The following are major aspects of the corporate government practice adopted by the Group, which are more stringent than the Corporate Governance Code:

–	The provisions set out in the Code for Securities Transactions of the Management, and the Standard of Conduct and Professional Ethics of the Senior Employees, are stricter than those of the Model Code of the Hong Kong Listing Rules;

–	The Board held 7 meetings during 2008;

–	The Group is improving the structure of its internal control system to comply with the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange, and Basic Norms of Internal Control jointly issued by five Ministries including the Chinese Ministry of Finance and others, where the standards of the internal control are more stringent than those of the Corporate Governance Code;

–	The Company announced the evaluation conclusions of the Board in relation to the effectiveness of internal control for the year 2008;

–	The Group formulated the Working Rules of Annual Report of the Audit Committee, and specifically detailed the duty and division of labor by the Audit Committee in the course of preparing annual reports.

During the reporting period, the Company has strictly complied with the above corporate governance practices and has not deviated from any such requirements.

SECURITIES TRANSACTIONS OF DIRECTORS AND SUPERVISORS

Having made enquiries of all the Directors and Supervisors, they have strictly complied with the Model Code during the reporting period.

On 21st April, 2006, the Code for Securities Transactions of the Management was approved at the 5th Meeting of the third Session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and requirements on supervision are included in the Code for Securities Transactions of the Management which is drafted based on the Model Code, but is stricter than the Model Code.

BOARD OF DIRECTORS

The Board comprises thirteen Directors including four independent non-executive Directors. The names and positions of the Directors are described in the paragraph headed “Shareholding of Directors, Supervisors and Senior Management of the Company” under the section headed “Report of the Board of Directors” in this Annual Report.

The Board is mainly responsible for the strategic decision-making of the Company and the supervision of operations of the Company and its management. The Board primarily has the powers to decide on operation plans and investment policy, to formulate the policy for financial decision and allocation of profits, to implement and review the internal control system, and to confirm the management organization and the basic management system of the Company, etc. The duties and powers of the Board and the management have been set out in detail in the Articles.

According to the Articles and the Rules of Procedure for Board Meetings, the Company provides the Directors with adequate and timely information, and responds to the questions of the Directors as soon as possible so as to enable the Directors to make reasonable decisions and perform their duties. All Directors are entitled to propose matters to be included in the agenda for Board meetings. The Company shall deliver a notice to the Directors of an ordinary Board meeting 14 days before or an extraordinary Board meeting 3 days before the meeting date; the agenda and information for discussion will be circulated to the Directors for their review 5 days before an ordinary Board meeting or 3 days before an extraordinary Board meeting. Draft and final versions of minutes of Board meetings will be sent to all Directors for their comments and records respectively, in both cases within a reasonable time after the Board meeting is held. Minutes of the Board and its committees are recorded in detail matters considered and decisions reached by all the Directors, including any concerns or objections expressed by them. The formally appointed secretary of the meeting is responsible for keeping minutes of meetings. Any of the Directors are entitled to inspect the minutes of Board meetings at any reasonable time.

The Board and each Director has independent means to communicate with the senior management of the Company.

The Company has set up a unit under the Board, through which all Directors are able to access the services of the secretary of the Board. The Board is entitled to, at the Company’s expense, seek independent professional advice for its Directors in appropriate circumstances. When the Board considers connected transactions, any interested Director would abstain from voting on such a transaction.

As at 31st December, 2008, 7 Board meetings were held and the Directors attended the meetings in person or by means of electronic communication. All Directors attended the meetings, representing 100% attendance of the Board.

Each of the independent non-executive Directors has submitted to the Company an annual confirmation concerning his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements of independent non-executive Directors as required under the Hong Kong Listing Rules.

Except for their working relationship, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management.

The Directors are responsible for preparing the Company’s financial accounts as a true and fair reflection of the Company’s financial situation, operating results and cash flows for the relevant accounting period.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Wang Xin serves as the Chairman of the Company, and Mr. Yang Deyu is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided. Details of such authorities and responsibilities of the Chairman and the General Manager are set out in detail in the Articles.

The relevant systems of the Company ensure that all Directors are properly informed of current issues and are able to obtain complete, accurate and adequate information in time. The Chairman also has similar responsibility.

TERMS OF OFFICE OF NON-EXECUTIVE DIRECTORS

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of office of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be reappointed consecutively after expiry of the term. However, the term of reappointment of independent non-executive Directors cannot exceed six years.

The duties of the Non-executive Director’s include but not limited to the following:

•

participate in the Board meetings of the Company, provide independent advice on matters involving strategy, policy, performance of the Company, accountability, resources, main appointments and codes of conduct;

•	play a leading and guiding role in the event of potential conflicts of interest;

•	accept appointments as members of the audit committee, remuneration committee, nomination committee and other governing committees;

•	scrutinize whether the performance of the Company achieves its objectives and targets, supervise and report the performance of the Company.

REMUNERATION AND DUTIES OF DIRECTORS

The remuneration committee of the fourth session of the Board (the “Remuneration Committee”) was set up following approval from the Board at the 1st meeting of the fourth session of the Board, held on 27th June, 2008. The Remuneration Committee comprises two independent non-executive Directors, Mr. Li Weian and Mr. Wang Junyan, and one non-executive Director, Mr. Dong Yunqing. Mr. Li Weian serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating remuneration policies for the Directors, Supervisors and senior management, and recommending to the Board remuneration plans for the Directors, Supervisors and senior management. Details of the responsibilities of the Remuneration Committee are disclosed on the Company’s website.

During the reporting period, 2 meetings were held by the Remuneration Committee, and all members of the Remuneration Committee were present at the meetings.

At the 6th meeting of the fourth session of the Board held on 24th April, 2009, the Remuneration Committee made a report to the Board on the remuneration standard of the Directors, Supervisors and senior management for the year 2008 and the operation assessment targets for the year 2009, and submitted the relevant proposals regarding remuneration of the Directors, Supervisors and senior management for year 2009 to the Board. The proposals were considered and approved by the Board.

The remuneration policies, remuneration calculation and payment methods of the Directors, Supervisors and senior management have been included in the paragraph headed “Remuneration Policy” under the section headed “Report of the Board of Directors” in this Annual Report. Details of the remuneration of the Directors, Supervisors and senior management have been included in Note 14 to the financial statement of this Annual Report, which was prepared in accordance with the IFRS.

NOMINATION OF DIRECTORS

The Company has not set up a Nomination Committee of the Board.

The Company has set up and has been strictly implementing transparent and fair nomination and election procedures for the Directors. Pursuant to the Articles, the candidates for directorship are generally proposed by the Board at a Shareholders’ meeting by way of a resolution. The Shareholders and the Supervisory Committee may nominate a candidate for directorship in accordance with the requirements of the Articles.

AUDITORS’ REMUNERATION

In order to improve the corporate governance of the Company and reduce cost, the Company decided not to renew the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd as the auditor of the Company. Grant Thornton (Certified Public Accountants in Hong Kong) and Shine Wing Certified Public Accountants Ltd (Certified Public Accountants in the PRC (excluding Hong Kong)) were appointed respectively, as the Company’s international and PRC auditors for the year 2008, as approved in the 2007 annual general meeting held on 27th June, 2008.

The Company paid services fees in an aggregate sum of RMB10.16 million for the year 2007 to the former accountants Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. Such fees included the auditing and reviewing services for the consolidated financial statements, auditing service for internal controls and other related services.

The Company shall pay services fees in an aggregate sum of RMB3.48 million and RMB3.48 million for the year 2008 to the current accountants Grant Thornton and Shine Wing Certified Public Accountants Ltd., respectively. Such fees include the auditing and reviewing services for the consolidated financial statements, and auditing service for internal controls and other related services.

Save as disclosed above, the auditors did not provide any other non-auditing services to the Company for the year 2008.

AUDIT COMMITTEE

The Company set up the Audit Committee of the fourth session of the Board (the “Audit Committee”) which was approved at the 1st meeting of the fourth session of the Board held on 27th June, 2008. The Audit Committee comprises four independent non-executive Directors, namely Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan, and two non-executive Directors, namely Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Zhai Xigui serves as the Chairman of the Audit Committee.

The Audit Committee is mainly responsible for reviewing and monitoring the independence of external auditors and the effectiveness of auditing procedures, proposing the appointment or replacement of external audit agencies, reviewing accounting policies of the Company, procedures for disclosing financial information and preparing financial reports, and reviewing internal control system and risk management system of the Company. Details of the responsibilities of the Audit Committee are disclosed on the Company’s website.

•	6 meetings were held by the Audit Committee in the year 2008, details of which are as follows:

Date	Main Topics	Member	Attendance
17th April	1. review of the annual results of the Company	Cui Jianmin	Ö
	for the year 2007;	Pu Hongjiu	Ö
	2. discuss the re-appointment of the auditor and	Wang Xiaojun	Ö
	their remuneration for the year 2008; and	Wang Quanxi	Ö
	3. debrief the auditor’s report on financial report	Chen Changchun	Ö
	for the year 2007 and the work progress of	Dong Yunqing	Ö
internal control system.

22nd August	Review of the interim financial report of the Company	Zhai Xigui	Ö
	for the year 2008.	Pu Hongjiu	Ö
		Li Weian	Ö
		Wang Junyan	Ö
		Chen Changchun	Ö
		Dong Yunqing	Ö

11th September	Debrief the auditor’s report on the audit of interim	Zhai Xigui	Ö
(a.m.)	financial report and Sarbanes-Oxley audit.	Pu Hongjiu	Attended by
representative
		Li Weian	Ö
		Wang Junyan	Ö
		Chen Changchun	Ö
		Dong Yunqing	Ö

11th September	Management made a report to the Audit Committee	Zhai Xigui	Ö
(p.m.)	regarding:	Pu Hongjiu	Attended by
	1. the development of the internal control system of		representative
	the Company; and	Li Weian	Ö
	2. risk control and internal auditing.	Wang Junyan	Ö
		Chen Changchun	Ö
		Dong Yunqing	Ö

Date	Main Topics	Member	Attendance
29th December	1. Discuss with the auditors regarding:	Zhai Xigui	Ö
(a.m.)	(1) scheduled progress and arrangement of	Pu Hongjiu	Attended by
	auditing works for the year 2008; and		representative
	(2) problems found during financial audit and	Li Weian	Ö
	internal control assessment;	Wang Junyan	Ö
	2. Debrief the management’s report on the progress	Chen Changchun	Ö
	and rectification measures of the internal control	Dong Yunqing	Ö
system.
29th December	Management made a report to the Audit Committee	Zhai Xigui	Ö
(p.m.)	regarding:	Pu Hongjiu	Attended by
	1. the production and operation status and progress		representative
	status of significant events for the year 2008; and	Li Weian	Ö
	2. the Company’s financial policy, internal control,	Wang Junyan	Ö
	initiatives to counter corruption practices and the	Chen Changchun	Ö
	affection on the Company due to the tax policy change.	Dong Yunqing	Ö

The Audit Committee has reviewed the interim results and annual results of the Company for the year 2008 and the performance of the internal control system of the Company for the year 2008.

The Audit Committee revised the Working Rules for Annual Report of the Audit Committee, which specifies the communication procedures between the Audit Committee and external audit institution and between the Audit Committee and the financial department of the Company in the course of preparing annual reports, and the working procedures of the Audit Committee.

INTERNAL CONTROLS

The Board and the management have placed significant emphasis on the setting up and improvement of the internal control system. They have evaluated the internal supervisory and control systems of the Company and its subsidiaries. The Company has preliminarily set up an internal supervisory and control system in order to normalize the system structure and exploit the professional advantages of the internal organization.

Since 2005, the Company has established an uniform internal supervisory and evaluation system and a business flow control system, to monitor finance control, business operation, corporate compliance, risk management, and other areas, pursuant to the listing requirements of the United States, Hong Kong and the PRC.

The Group has made arrangements regarding internal control procedures and systems for the Company, its subordinated departments and subsidiaries, and the business of the Company. The auditing department, planning and finance department, information management center, risk management department, human resources department, enterprise development department and other departments of the Board serve as the internal control organizations and the inspecting and supervisory divisions. The Board has assessed the effectiveness of the Company’s internal control system at least once a year since 2007.

The Board, in accordance with the relevant requirements under the US Sarbanes-Oxley Act, completed the evaluation the effectiveness of the internal control system at the sixth meeting of the fourth session of the Board held on 24th April, 2009. The evaluation conclusion is that the internal control system has a material weakness. As at the reporting date, Grant Thornton is still assessing the Company’s internal control system for the year 2008 to determine whether it conforms to the requirements of the US Sarbanes-Oxley Act.

DIRECTOR’S ACKNOWLEDGEMENT

All directors acknowledge their responsibility for preparing the accounts for the year ended 31st December, 2008.

INFORMATION DISCLOSURE

The Company emphasizes the truthfulness, timeliness, fairness, impartiality and publicity of information disclosure and has observed the disclosure requirements set out in the Hong Kong Listing Rules. The Chief Financial Officer shall ensure the financial report and related information are a truthful and fair reflection of the Company’s business operations and financial status, applying the applicable Accounting Standards and relevant rules and regulations.

Pursuant to the newly issued supervisory regulations, the Company has amended its relevant regulations in a timely manner. The amendments to the Information disclosure management system of Yanzhou Coal Mining Company Limited were approved at the 2nd meeting of the fourth session of the Board held on 18th July, 2008. It covers the preparation, audits and disclosure procedures of periodic reports; the report, audit and disclosure procedures of major events; the information disclosure of the actual controller and the accountability mechanisms of information disclosure.

INVESTOR RELATIONS

Pursuant to the laws and supervisory regulations of both the domestic and overseas places where the Company’s shares are listed, and based on day-to-day business practices, the Company has issued Rules for the Management of Investors’ Relationship, and Rules for Disclosure of Information, to regulate the investor relationship management.

The Company has set up normative and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that disclosure of information is in compliance with governance requirements of places where the Company’s shares are listed, and also to give investors reasonable access to the Company’s information. The Company takes an active initiative to consider the needs of investors and strives to enable investors to draw conclusions independently based on the disclosed information.

The Company insists on making at least two road-shows a year, both in its home country and abroad. Through face-to-face meetings, the Company reports to investors on its business operations, while collecting opinions and suggestions in relation to the Company from the investors and the capital market.

The Company pays a lot of attention to its communications with Shareholders through Shareholders’ meetings, and encourages the minority Shareholders to participate in meetings by various means such as internet voting. The Chairman and the Vice Chairman of the Board, the General Manager, the Chairman and the Vice Chairman of the Supervisory Committee, and the relevant Directors and Supervisors generally attend the Shareholders’ meetings. At the Shareholders’ meetings, each resolution is proposed separately, and all the resolutions are voted by poll.

SPECIAL ACTIVITIES OF CORPORATE GOVERNANCE

1.	In accordance with the requirements under the special program on governance of listed companies launched by the China Securities Regulatory Commission, the Shandong Securities Regulatory Bureau and the Shanghai Stock Exchange, the Company has, in 2008, continuously implemented certain special activities on corporate governance. The Company remedied the issues found in the special activities on corporate governance in 2007 by, amongst other things, further improving the internal control mechanism and amending the Information Disclosure Management System of Yanzhou Coal Mining Company Limited. The problems, which were found through the Company’s self-inspection, public comment and regulatory authorities, had been remedied within the time limit, except one item that shall be remedied after the China Securities Regulatory Commission amends the relevant regulations.

For details, please refer to the announcement of the Company posted on the Company’s website and website of the Hong Kong Stock Exchange on 18th July, 2008.

2.	In accordance with requirements on the prevention of appropriation of funds of a listed company by the controlling shareholder and its related parties as launched by the CSRC, the Shandong Securities Regulatory Bureau and the Shanghai Stock Exchange, the “Self-inspection report with regard to specific activities to prevent appropriation of funds of the Company by the controlling shareholder and related parties of Yanzhou Coal Mining Company Limited” and “Administrative measures with regard to the prevention of appropriation of funds by the controlling shareholder of Yanzhou Coal Mining Company Limited and its related parties” were completed and approved at the second meeting of the fourth session of the Board held on 18th July, 2008. Upon self-inspection, there was no appropriation of funds of the Company by the Controlling Shareholder and its related parties of the Company in non-operational activities.

COMPLIANCE WITH AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

As at the date of this report, 52.86% of the Company’s shareholding is owned by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange (the “NYSE”): (1) the Company is not required to comply with Section 303A.01, to form a Board with a majority of the Independent Directors, (2) the Company is not required to comply with Section 303A.04, to form a nomination and corporate governance committee of the Board with all the members being Independent Directors, and (3) the Company is not required to comply with Section 303A.05, to form a remuneration committee of the Board with all the members being Independent Directors.

As a foreign listed company, set out below is the material diff erences between the Company’s corporate governance practices and the NYSE’s corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

	NYSE Listed Company Manual Requirements on Corporate Governance	Differences from the corporate governance practices currently adopted by the Company
Meetings held by non- executive Directors	Section 303A.03 of the NYSE Listed Company Manual requires non-executive directors of each listed company to meet regularly without the participation of executive directors at such meetings.

There is no identical corporate governance requirement in the PRC.

The Company has established a reporting system for the Board to ensure that the Directors are kept informed of the Company’s business and operations. The Company believes that the holding of Board meetings on a regular basis offers the non-executive Directors an effective communication forum to raise their concerns and engage in full and open discussions regarding the Company’s affairs.

Corporate Governance Guidelines

Section 303A.09 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose corporate governance guidelines.

In addition, Section 303A.09 lists out the matters that must be addressed in the guidelines which include:

•        qualifications of the directors;

•        responsibilities and obligations of the director;

•        communications between the director and the management and independent advisors;

•        remuneration of the director;

•        orientation and continuing education of the director;

•        re-appointment of the management; and

•        annual review of the performance of the board

Although the Company has not adopted a separate set of corporate governance guidelines encompassing all the corporate governance requirements of the NYSE, the Company has, however, formulated the Rules of Procedures for the Shareholders’ Meetings, Rules of Procedures for the Board Meetings, Rules of Procedures for the Supervisory Committee, Rules for the Work of the Independent Non-Executive Directors, Rules for Disclosure of Information, Rules for the Approval and the Disclosure of the Connected Transactions of the Company, and other corporate governance documentation in accordance with the regulations and requirements of listing in China.

The Company’s corporate governance documentation adequately addresses the corporate governance requirements of the NYSE and provides more extensive and specific requirements that can further facilitate the effective operation of the Company.

Code of Business Conduct and Ethics	Section 303A.10 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Although the Company has not adopted a Code of Business Conduct and Ethics which completely conforms to the NYSE requirements, the Company has adopted a suitable Code of Ethics in compliance with the Chinese listing regulatory regulation and requirements. The Code of Business Conduct and Ethics is disclosed on the Company’s website. The Company believes that the existing Code of Ethics appropriately protects the interests of both the Company and its Shareholders.

Independent Auditor’s Report

Member of Grant Thornton International Ltd

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively referred as the “Group”) set out on pages 68 to 135, which comprise the consolidated balance sheet as at December 31, 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2008 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Grant Thornton

Certified Public Accountants

13th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

April 24, 2009

Consolidated Income Statement

For the year ended December 31, 2008

		Year ended December 31,
	NOTES	2008 RMB’000	2007 RMB’000	2006 RMB’000
GROSS SALES OF COAL	7	24,557,521	14,906,746	12,783,567
RAILWAY TRANSPORTATION SERVICE INCOME		247,199	203,714	160,399
GROSS SALES OF ELECTRICITY POWER		59,811	—	—
GROSS SALES OF METHANOL		38,550	—	—

TOTAL REVENUE		24,903,081	15,110,460	12,943,966

TRANSPORTATION COSTS OF COAL	7	(508,712)	(549,816)	(936,619)
COST OF SALES AND SERVICE PROVIDED	8	(11,816,789)	(7,331,924)	(6,190,069)
COST OF ELECTRICITY POWER		(88,253)	—	—
COST OF METHANOL		(37,834)	—	—

GROSS PROFIT		12,451,493	7,228,720	5,817,278

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(3,832,031)	(2,854,677)	(2,230,142)
SHARE OF LOSS OF AN ASSOCIATE	28	(67,367)	(2,438)	—
OTHER INCOME	10	351,493	198,930	165,837
INTEREST EXPENSE	11	(38,360)	(27,222)	(26,349)

PROFIT BEFORE INCOME TAXES		8,865,228	4,543,313	3,726,624

INCOME TAXES	12	(2,385,617)	(1,315,520)	(1,354,656)

PROFIT FOR THE YEAR	13	6,479,611	3,227,793	2,371,968

Attributable to:
Equity holders of the Company		6,488,908	3,230,450	2,372,985
Minority interests		(9,297)	(2,657)	(1,017)

		6,479,611	3,227,793	2,371,968

APPROPRIATIONS TO RESERVES		1,167,454	701,860	566,728

DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR	15	836,128	983,680	1,082,048

EARNINGS PER SHARE, BASIC	16	RMB1.32	RMB0.66	RMB0.48

EARNINGS PER ADS, BASIC	16	RMB13.19	RMB6.56	RMB4.82

Consolidated Balance Sheet

As at December 31, 2008

		At December 31,
	NOTES	2008 RMB’000	2007 RMB’000

ASSETS

CURRENT ASSETS
Bank balances and cash	17	8,439,578	4,424,561
Term deposits	17	1,153,385	1,294,984
Restricted cash	17	18,823	11,185
Bills and accounts receivable	18	2,977,266	2,753,485
Inventories	19	819,599	440,134
Other loans receivable	20	—	640,000
Prepayments and other receivables	21	1,567,210	326,668
Prepaid lease payments	22	15,296	13,976
Prepayment for resources compensation fees	23	3,240	3,240

TOTAL CURRENT ASSETS		14,994,397	9,908,233

NON-CURRENT ASSETS
Mining rights	24	1,039,707	356,012
Prepaid lease payments	22	628,119	576,412
Prepayment for resources compensation fees	23	15,490	18,488
Property, plant and equipment	25	14,149,446	13,524,594
Goodwill	26	298,650	298,650
Investments in securities	27	139,887	409,526
Interests in an associate	28	830,195	897,562
Restricted cash	17	78,791	48,822
Deposit made on investment	29	117,926	117,926
Deferred tax assets	35	46,023	31,175

TOTAL NON-CURRENT ASSETS		17,344,234	16,279,167

TOTAL ASSETS		32,338,631	26,187,400

		At December 31,
	NOTES	2008 RMB’000	2007 RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	30	910,127	657,517
Other payables and accrued expenses	31	2,698,256	2,671,117
Provision for land subsidence, restoration, rehabilitation and environmental costs	32	450,979	19,635
Amounts due to Parent Company and its subsidiary companies	40	706,328	669,275
Unsecured bank borrowings – due within one year	33	82,000	72,000
Derivative financial instruments	34	29,435	—
Taxes payable		419,866	9,934

TOTAL CURRENT LIABILITIES		5,296,991	4,099,478

NON-CURRENT LIABILITIES
Amounts due to Parent Company and its subsidiary companies – due after one year	40	7,253	14,956
Unsecured bank borrowings – due after one year	33	176,000	258,000
Deferred tax liability	35	41,777	326,354

TOTAL NON-CURRENT LIABILITIES		225,030	599,310

TOTAL LIABILITIES		5,522,021	4,698,788

CAPITAL AND RESERVES	36
SHARE CAPITAL		4,918,400	4,918,400
RESERVES		21,836,724	16,499,137

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		26,755,124	21,417,537
MINORITY INTEREST		61,486	71,075

TOTAL EQUITY		26,816,610	21,488,612

TOTAL LIABILITIES AND EQUITY		32,338,631	26,187,400

The consolidated financial statements on pages 68 to 135 were approved and authorized for issue by the Board of Directors on April 24, 2009 and are signed on its behalf by:

Wu Yuxiang	Dong Yunqing

Director	Director

Consolidated Statement of Changes in Equity

For the year ended December 31, 2008

	Share capital RMB’000 (note 36)	Share premium RMB’000	Future development fund RMB’000 (note 36)	Statutory common reserve fund RMB’000 (note 36)	Statutory common welfare fund RMB’000 (note 36)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Minority interest RMB’000	Total RMB’000
Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	—	6,377,734	17,618,577	28,731	17,647,308
Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	33,961	—	—	33,961	—	33,961
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(11,207)	—	—	(11,207)	—	(11,207)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	(489)	—	—	—	(489)	—	(489)

Net income recognized directly in equity	—	—	—	—	—	(489)	22,754	—	—	22,265	—	22,265
Profit for the year	—	—	—	—	—	—	—	—	2,372,985	2,372,985	(1,017)	2,371,968

Total recognized income and expenses for the year	—	—	—	—	—	(489)	22,754	—	2,372,985	2,395,250	(1,017)	2,394,233
Appropriations to reserves	—	—	390,907	175,821	—	—	—	—	(566,728)	—	—	—
Transfer	—	—	—	509,649	(509,649)	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	(1,082,048)	(1,082,048)	(271)	(1,082,319)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	34,518	34,518

Balance at December 31, 2006	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	—	7,101,943	18,931,779	61,961	18,993,740

Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	—	7,101,943	18,931,779	61,961	18,993,740
Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	312,944	—	—	312,944	—	312,944
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(75,519)	—	—	(75,519)	—	(75,519)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	1,563	—	—	—	1,563	—	1,563

Net income recognized directly in equity	—	—	—	—	—	1,563	237,425	—	—	238,988	—	238,988
Profit for the year	—	—	—	—	—	—	—	—	3,230,450	3,230,450	(2,657)	3,227,793

Total recognized income and expenses for the year	—	—	—	—	—	1,563	237,425	—	3,230,450	3,469,438	(2,657)	3,466,781
Appropriations to reserves	—	—	368,531	333,329	—	—	—	—	(701,860)	—	—	—
Dividends	—	—	—	—	—	—	—	—	(983,680)	(983,680)	(330)	(984,010)
Contribution from a minority shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	—	24,000	24,000
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	(11,899)	(11,899)

Balance at December 31, 2007	4,918,400	2,981,002	2,587,105	2,037,940	—	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612

Balance at January 1, 2008	4,918,400	2,981,002	2,587,105	2,037,940	—	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612
Loss on fair value change of available-for-sale investments	—	—	—	—	—	—	(269,639)	—	—	(269,639)	—	(269,639)
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	67,409	—	—	67,409	—	67,409
Exchange difference arising on translation of foreign operations	—	—	—	—	—	(101,227)	—	—	—	(101,227)	—	(101,227)
Cash flow hedge reserve recognized	—	—	—	—	—	—	—	(20,567)	—	(20,567)	—	(20,567)
Deferred taxes arising on change of cash flow hedge reserve	—	—	—	—	—	—	—	8,831	—	8,831	—	8,831

Net loss recognized directly in equity	—	—	—	—	—	(101,227)	(202,230)	(11,736)	—	(315,193)	—	(315,193)
Profit for the year	—	—	—	—	—	—	—	—	6,488,908	6,488,908	(9,297)	6,479,611

Total recognized income and expenses for the year	—	—	—	—	—	(101,227)	(202,230)	(11,736)	6,488,908	6,173,715	(9,297)	6,164,418
Appropriations to reserves	—	—	382,219	785,235	—	—	—	—	(1,167,454)	—	—	—
Dividends	—	—	—	—	—	—	—	—	(836,128)	(836,128)	(292)	(836,420)

Balance at December 31, 2008	4,918,400	2,981,002	2,969,324	2,823,175	—	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

Consolidated Cash Flow Statement

For the year ended December 31, 2008

		Year ended December 31,
	NOTES	2008 RMB’000	2007 RMB’000	2006 RMB’000
OPERATING ACTIVITIES

Profit before income taxes		8,865,228	4,543,313	3,726,624
Adjustments for:
Interest expenses		38,360	27,222	26,349
Interest income		(275,220)	(103,564)	(94,372)
Dividend income		(7,401)	(7,143)	(6,311)
Net unrealized foreign exchange losses		284,278	—	—
Depreciation of property, plant and equipment		1,140,809	1,237,132	1,061,976
Release of prepaid lease payments		15,109	13,861	13,826
Amortization of prepayment for resources compensation fees		2,998	3,339	320
Amortization of mining rights		35,652	15,728	12,069
Reversal of impairment loss on accounts receivable and other receivables		(4,369)	(4,363)	(19,717)
Share of loss of an associate		67,367	2,438	—
(Gain) loss on disposal of property, plant and equipment		(12,317)	(25,002)	73,531
Impairment loss on property, plant and equipment		—	339,743	—

Operating cash flows before movements in working capital		10,150,494	6,042,704	4,794,295

(Increase) decrease in bills and accounts receivable		(217,012)	(536,673)	40,527
(Increase) decrease in inventories		(405,200)	145,891	(66,199)
Movement in land subsidence, restoration, rehabilitation and environmental cost		431,344	232,547	(55,401)
Increase in prepayments and other current assets		(1,242,027)	(108,607)	(10,805)
Increase in prepaid lease payments		—	—	(1,944)
Increase (decrease) in bills and accounts payable		263,755	(90,180)	235,899
Increase in other payables and accrued expenses		34,481	622,128	64,281
Increase (decrease) in amounts due to Parent Company and its subsidiary companies		40,749	(315,065)	471,464

Cash generated from operations		9,056,584	5,992,745	5,472,117

Income taxes paid		(2,207,217)	(1,520,081)	(1,782,465)
Interest paid		(36,511)	(24,722)	(23,179)
Interest income received		275,220	103,564	94,372
Dividend income received		7,401	7,143	6,311

NET CASH FROM OPERATING ACTIVITIES		7,095,477	4,558,649	3,767,156

		Year ended December 31,
	NOTES	2008 RMB’000	2007 RMB’000	2006 RMB’000

INVESTING ACTIVITIES

Decrease (increase) in term deposits		141,599	(100,453)	131,804
Purchase of property, plant and equipment		(2,027,030)	(2,772,586)	(3,137,145)
Decrease in other loans receivable		640,000	—	—
(Increase) decrease in restricted cash		(50,412)	59,404	(50,529)
Proceeds on disposal of property, plant and equipment		19,829	31,593	14,165
Acquisition of Shanxi Group	39	—	(14,965)	(444,204)
Acquisition of Southland		—	—	(18,544)
Deposit made on investment		—	(20,500)	(97,426)
Acquisition of mining rights in Southland		—	(61,923)	(23,644)
Acquisition of mining rights in Zhaolou		(747,339)	—	—
Purchase of land use right		(68,136)	(11,515)	—
Investment in an associate		—	(900,000)	—

NET CASH FLOW USED IN INVESTING ACTIVITIES		(2,091,489)	(3,790,945)	(3,625,523)

FINANCING ACTIVITIES
Dividend paid		(836,128)	(983,680)	(1,082,048)
Repayments of bank borrowings		(72,000)	(50,000)	(200,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(13,248)	(8,689)	(9,230)
Dividend paid to a minority shareholder of a subsidiary		(292)	(330)	(271)
Contribution from a minority shareholder of a subsidiary		—	24,000	—

NET CASH FLOW USED IN FINANCING ACTIVITIES		(921,668)	(1,018,699)	(1,291,549)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,082,320	(250,995)	(1,149,916)

CASH AND CASH EQUIVALENTS, AT JANUARY 1		4,424,561	4,715,945	5,885,581

EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(67,303)	(40,389)	(19,720)

CASH AND CASH EQUIVALENTS, DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		8,439,578	4,424,561	4,715,945

Notes to the Consolidated Financial Statements

For the year ended December 31, 2008

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a sino- foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report.

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”), as well as a regional rail network that links these mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s associate and subsidiaries are set out in notes 28 and 45, respectively.

As at December 31, 2008, the Group has a net current assets of RMB9,697,406,000 (2007: RMB5,808,755,000) and total assets less current liabilities of RMB27,041,640,000 (2007:RMB22,087,922,000).

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production as at December 31, 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000.

The Company originally held a 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). During the year, the Company acquired the remaining 3% equity interest in Yulin. Moreover, the Company made further investment of RMB600,000,000 in Yulin in the current year.

2.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

The consolidated financial statements include applicable disclosure required by the Hong Kong Companies Ordinance and by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standard, amendment and interpretations (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2008.

International Accounting Standard (“IAS”) 39 & IFRS 7 (Amendments)	Reclassification of Financial Assets
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the new IFRSs had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRSs (Amendments)	Improvements of IFRSs[1]
IAS 1 (Revised)	Presentation of Financial Statements[2]
IAS 23 (Revised)	Borrowing Costs[2]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
IAS 1 & 32 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[2]
IAS 39 (Amendment)	Eligible Hedged Items[3]
IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a subsidiary, Jointly Controlled Entity or an Associate[2]
IFRS 1 (Revised)	First-time Adoption of International Financial Reporting Standards[3]
IFRS 2 (Amendment)	Share-based Payment – Vesting Conditions and Cancellations[2]
IFRS 3 (Revised)	Business Combinations[3]
IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments[2]
IFRS 8	Operating Segments[2]
IAS 39 & IFRIC 9 (Amendments)	Embedded Derivative[6]
IFRIC 13	Customer Loyalty Programmes[4]
IFRIC 15	Agreements for the Construction of Real Estate[2]
IFRIC 16	Hedges of a Net Investments in a Foreign Operation[5]
IFRIC 17	Distributions of Non-Cash Assets to Owners[3]
IFRIC 18	Transfers of Assets from Customers[7]

1       Effective for annual periods beginning on or after January 1, 2009, except the amendments to IFRS 5, effective for annual periods beginning on or after July 1, 2009

2       Effective for annual periods beginning on or after January 1, 2009

3       Effective for annual periods beginning on or after July 1, 2009

4       Effective for annual periods beginning on or after July 1, 2008

5       Effective for annual periods beginning on or after October 1, 2008

6       Effective for annual periods beginning on or after June 30, 2009

7       Effective for transfers of assets from customers received on or after July 1, 2009

Among these new standards and interpretations, IAS 1 (Revised) is expected to materially change the presentation of the Group’s financial statements. The amendments affect the presentation of owner changes in equity and introduce a statement of comprehensive income. The Group will have the option of presenting items of income and expenses and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The amendment does not affect the financial position or results of the Group but will give rise to additional disclosures.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRS 8 will be effective for annual periods beginning on or after January 1, 2009. The accounting policy for identifying segments will be based on internal management reporting information that is regularly reviewed by the Group’s chief operating decision maker for the purposes of allocating resources to the segments and assessing their performances. In the current year, segment results are disclosed in accordance with IAS 14.

The adoption of IFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. IAS 27 (Revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as an equity transaction.

The directors considered that except for the abovementioned standards or interpretations, the application of other standards or interpretations will have no material impact to the Group’s financial statements.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combination

The acquisition of business is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifi able assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Acquisition of additional interests in subsidiary

Goodwill arising on acquisition of additional interest in subsidiary represents the excess of the cost of acquisition over the carrying value of the net assets attributable to the additional interest in the subsidiary.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

Mining rights

Mining rights are stated at cost less accumulated amortization and are amortized on a straight line basis over the shorter of their useful life estimated based on the total proven and probable reserves of the coal mine or contractual period from the date of acquisition which approximates the date from which they are available for use.

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and is expensed over the relevant lease term.

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or units of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

For previously capitalized goodwill arising on acquisitions of net assets and operations of another entity aft er January 1, 2001, the Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Goodwill arising on acquisitions on or after January 1, 2005 (continued)

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of recourses to complete the project and the ability to measure reliably the expenditure during the development.

No development expenditure has been deferred by the Company.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity

(the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidise an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets

The Group’s financial assets are classified into loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loan and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other loans receivable and other receivables) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Financial liabilities

The Group’s financial liabilities including bills and accounts payable, other payables, amounts due to Parent Company and its subsidiary companies, bank borrowings are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in off setting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 34. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Accounting for derivative financial instruments and hedging activities (continued)

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. To the extent that the derivative is not effective as a hedge, gains and losses are recognised in the consolidated income statement as gains or losses on derivative instruments.

(ii)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in equity are recognised in the consolidated income statement as the underlying hedged items are recognised.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii)	Derivatives that do not qualify for hedge accounting and those not designated as hedge

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognised immediately in the consolidated income statement.

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular basis and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises subjective judgements involved in developing information about the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2008 and 2007, the carrying amount of goodwill is RMB298,650,000.

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Estimated impairment of property, plant and equipment

When there is impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2008, the carrying amounts of property, plant and equipment is approximately RMB14,149,446,000 (2007: RMB13,525,000,000). During the year ended December 31, 2007, RMB339,743,000 was written off as expenses.

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover.

Business segments

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol and electricity power. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground mining, preparation and sales of coal

Coal railway transportation	–	Provision of railway transportation services

Methanol and electricity power	–	Production and sales of methanol and electricity power

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol and electricity power RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	24,557,521	247,199	98,361	—	—	24,903,081
Inter-segment	131,655	88,458	—	—	(220,113)	—
Total	24,689,176	335,657	98,361	—	(220,113)	24,903,081

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol and electricity power RMB’000	Eliminations RMB’000	Consolidated RMB’000
RESULT
Segment results	9,678,304	(91,781)	(185,116)	—	9,401,407

Unallocated corporate expenses					(573,442)
Unallocated corporate income					142,990
Share of loss of an associate	—	—	(67,367)	—	(67,367)
Interest expenses					(38,360)

Profit before income taxes					8,865,228
Income taxes					(2,385,617)

Profit for the year					6,479,611

BALANCE SHEET

	At December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol and electricity power RMB’000	Consolidated RMB’000
ASSETS
Segment assets	18,315,343	757,081	2,906,695	21,979,119

Interests in an associate	—	—	830,195	830,195
Unallocated corporate assets				9,529,317

				32,338,631

LIABILITIES
Segment liabilities	2,264,820	46,008	1,215,524	3,526,352

Unallocated corporate liabilities				1,995,669

				5,522,021

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

OTHER INFORMATION

	For the year ended December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol and electricity power RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions	1,925,294	29,234	925,084	—	2,105	2,881,717
Amortization of mining rights	35,652	—	—	—	—	35,652
Release of prepaid lease payments	9,379	5,372	358	—	—	15,109
Depreciation of property, plant and equipment	1,009,365	79,912	49,159	—	2,373	1,140,809
Gain on disposal of property, plant and equipment	(12,317)	—	—	—	—	(12,317)
Impairment losses reversed on accounts receivable and other receivables	(4,369)	—	—	—	—	(4,369)

INCOME STATEMENT

	For the year ended December 31, 2007
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	14,906,746	203,714	—	—	15,110,460
Inter-segment	—	103,267	—	(103,267)	—

Total	14,906,746	306,981	—	(103,267)	15,110,460

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2007
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000
RESULT
Segment results	5,027,049	(78,653)	(84,252)	—	4,864,144

Unallocated corporate expenses					(401,878)
Unallocated corporate income					110,707
Share of loss of an associate	—	—	—	—	(2,438)
Interest expenses					(27,222)

Profit before income taxes					4,543,313
Income taxes					(1,315,520)

Profit for the year					3,227,793

BALANCE SHEET

	At December 31, 2007
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Consolidated RMB’000
ASSETS
Segment assets	14,164,314	910,867	3,186,981	18,262,162

Interests in an associate				897,562
Unallocated corporate assets				7,027,676

				26,187,400

LIABILITIES
Segment liabilities	3,558,576	23,816	450,108	4,032,500

Unallocated corporate liabilities				666,288

				4,698,788

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

OTHER INFORMATION

	For the year ended December 31, 2007
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions	1,234,177	30,367	1,704,375	24,100	2,993,019
Amortization of mining rights	15,728	—	—	—	15,728
Release of prepaid lease payments	8,635	5,226	—	—	13,861
Depreciation of property, plant and equipment	1,135,820	81,059	1,289	18,964	1,237,132
Gain on disposal of property, plant and equipment	(25,002)	—	—	—	(25,002)
Impairment loss on property, plant and equipment	339,743	—	—	—	339,743
Impairment losses reversed on accounts receivable and other receivables	(4,363)	—	—	—	(4,363)

INCOME STATEMENT

	For the year ended December 31, 2006
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	12,783,567	160,399	—	—	12,943,966
Inter-segment	—	206,770	—	(206,770)	—

Total	12,783,567	367,169	—	(206,770)	12,943,966

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2006
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000
RESULT
Segment results	4,141,517	8,664	(47,662)	—	4,102,519

Unallocated corporate expenses					(461,760)
Unallocated corporate income					112,214
Interest expenses					(26,349)

Profit before income taxes					3,726,624
Income taxes					(1,354,656)

Profit for the year					2,371,968

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

OTHER INFORMATION

	For the year ended December 31, 2006
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions	3,015,080	19,827	1,160,045	104,454	4,299,406
Amortization of mining rights	12,069	—	—	—	12,069
Release of prepaid lease payments	8,344	5,188	294	—	13,826
Depreciation of property, plant and equipment	975,928	77,704	378	7,966	1,061,976
Loss on disposal of property, plant and equipment	72,929	115	—	487	73,531
Impairment losses reversed on accounts receivable and other receivables	(19,717)	—	—	—	(19,717)

Geographical segment

The Group’s operations are primarily located in the PRC. In December 2004, the Group acquired certain subsidiaries located in Australia. Analysis of the Group’s gross sales and carrying amount of assets by geographical area is not presented in the consolidated financial statements as over 90% of the amounts involved are in the PRC.

The following is an analysis of the additions to property, plant and equipment, goodwill and intangible assets analyzed by the geographical area in which the assets are located:

	Additions to property, plant and equipment, goodwill and intangible assets Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
The PRC	2,784,223	2,818,358	3,582,427
Australia	97,494	174,661	716,979

	2,881,717	2,993,019	4,299,406

7.	NET SALES OF COAL

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Coal sold in the PRC, gross	22,688,984	13,355,761	9,746,146
Less: Transportation costs	356,517	280,694	358,414

Coal sold in the PRC, net	22,332,467	13,075,067	9,387,732

Coal sold outside the PRC, gross	1,868,537	1,550,985	3,037,421
Less: Transportation costs	152,195	269,122	578,205

Coal sold outside the PRC, net	1,716,342	1,281,863	2,459,216

Net sales of coal	24,048,809	14,356,930	11,846,948

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Materials	1,616,865	1,257,433	1,320,596
Wages and employee benefits	2,624,821	2,392,447	1,646,018
Electricity	346,401	377,686	336,284
Depreciation	907,218	1,121,557	962,963
Land subsidence, restoration, rehabilitation and environmental costs	3,279,503	833,282	742,985
Repairs and maintenance	—	441,511	327,151
Annual fee and amortization of mining rights (note 24)	170,793	28,708	25,049
Transportation costs	131,301	105,930	106,572
Cost of traded coal	1,810,342	—	—
Others	929,545	773,370	722,451

	11,816,789	7,331,924	6,190,069

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Wages and employee benefits	1,374,698	1,093,732	1,001,783
Additional medical insurance	53,068	22,896	57,364
Staff training costs	24,412	38,735	44,037
Depreciation	114,451	129,436	112,839
Distribution charges	103,209	93,014	57,100
Resource compensation fees (note)	159,938	117,772	107,502
Repairs and maintenance	424,751	34,348	18,440
Research and development	106,516	78,973	45,979
Freight charges	20,247	29,305	20,741
Property, plant and equipment written off	—	339,743	—
Loss on disposal of property, plant and equipment	—	—	73,531
Others	1,450,741	876,723	690,826

	3,832,031	2,854,677	2,230,142

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

10.	OTHER INCOME

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Dividend income	7,401	7,143	6,311
Gain on sales of auxiliary materials	37,762	63,579	49,623
Government grants	3,500	—	4,000
Interest income from bank deposits	142,990	103,564	94,372
Interest income from entrusted loan (note 20)	132,230	—	—
Others	27,610	24,644	11,531

	351,493	198,930	165,837

Included in dividend income above is income from listed investments of RMB7,401,000 (2007: RMB7,143,000 and 2006: RMB5,581,000) and from unlisted investments of nil (2007: nil and 2006: RMB730,000).

11.	INTEREST EXPENSE

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Interest expenses on:
– bank borrowings wholly repayable within 5 years	20,537	10,522	10,058
– bank borrowings not wholly repayable within 5 years	15,899	14,200	2,281
– bills receivable discounted without recourse	75	—	10,840
Deemed interest expenses in respect of acquisition of Jining III	1,849	2,500	3,170

	38,360	27,222	26,349

12.	INCOME TAXES

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Income taxes:
Current taxes, PRC Enterprise Income Tax	2,351,759	1,484,195	1,309,783
Under(over) provision in prior years	265,390	(104,512)	(24,233)

	2,617,149	1,379,683	1,285,550
Deferred tax charge (note 35)	(231,532)	1,925	69,106
Attributable to a change in tax rate	—	(66,088)	—

	2,385,617	1,315,520	1,354,656

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2007 & 2006: 33%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

On 16 March 2007, the People’s Republic of China promulgated the Law of the People’s Republic of China on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the People’s Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for the Company and subsidiaries established in the PRC from 1 January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

12.	INCOME TAXES (continued)

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Standard income tax rate in the PRC	25%	33%	33%
Standard income tax rate applied to income before income taxes	2,216,307	1,499,293	1,229,786

Reconciling items:
Tax effect of future development fund deductible for tax purposes	—	(67,449)	(70,496)
Deemed interest not deductible for tax purposes	462	825	1,046
Expenses not deductible for tax purposes	(74,491)	29,008	117,447
(Reversal) provision of impairment loss on doubtful debts not subject to tax	(11,398)	(1,439)	(6,507)
Deemed interest income from subsidiaries subject to tax	40,213	17,402	9,456
Tax effect of tax losses not recognized	28	3,824	94,807
Under (over) provision in prior years	265,390	(104,512)	(24,233)
Decrease in opening deferred tax liability resulting from decrease in applicable tax rate	—	(66,088)	—
Utilization of unrecognized tax losses in prior years	(51,600)	—	—
Others	706	4,656	3,350

Income taxes	2,385,617	1,315,520	1,354,656

Effective income tax rate	27%	29%	36%

13.	PROFIT FOR THE YEAR

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Profit for the year has been arrived at after charging:

Amortization of mining rights	35,652	15,728	12,069
Depreciation of property, plant and equipment	1,140,809	1,237,132	1,061,976

Total depreciation and amortization	1,176,461	1,252,860	1,074,045

Release of prepaid lease payments	15,109	13,861	13,826
Auditors’ remuneration	10,157	14,683	10,406
Staff costs, including directors’ and supervisors’ emoluments	4,358,556	3,572,734	2,783,298
Retirement benefit scheme contributions (included in staff costs above)	867,808	720,091	641,633
Cost of inventories	11,986,520	7,145,614	6,089,185
Exchange loss, net and crediting:	328,858	3,150	12,346
Gain on disposal of property, plant and equipment	(12,317)	(25,002)	—
Reversal of impairment loss on accounts receivable and other receivables	(4,369)	(4,363)	(19,717)

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2008

	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	104	—	—	104
Cui Jianmin	50	—	—	50
Wang Xiaojun	60	—	—	60
Wang Quanxi	50	—	—	50
Zhai Xigui	54	—	—	54
Li Weian	54	—	—	54
Wang Junyan	54	—	—	54

	426	—	—	426

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	192	38	230
Wang Xinkun	—	218	44	262
Zhang Baocai	—	191	38	229
Dong Yunqing	—	192	38	230

	—	793	158	951

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	192	38	230
Xu Bentai	—	207	41	248

	—	399	79	478

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	—	—	—
Tian Fengze	—	192	38	230
Shi Chenzhong	—	218	44	262
Qu Tianzhi	—	218	44	262
Ni Xinghua	—	218	44	262
Lai Cunliang	—	508	102	610

	—	1,354	272	1,626

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2007

	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	96	—	—	96
Cui Jianmin	96	—	—	96
Wang Xiaojun	115	—	—	115
Wang Quanxi	96	—	—	96

	403	—	—	403

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	172	34	206
Wang Xinkun	—	196	39	235
Zhang Baocai	—	171	34	205
Dong Yunqing	—	172	34	206

	—	711	141	852

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	207	41	248

	—	207	41	248

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	212	42	254
Tian Fengze	—	172	34	206
Shi Chenzhong	—	195	39	234
Qu Tianzhi	—	212	42	254
Ni Xinghua	—	196	39	235
Lai Cunliang	—	410	—	410

	—	1,397	196	1,593

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2006

	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	89	—	—	89
Cui Jianmin	89	—	—	89
Wang Xiaojun	106	—	—	106
Wang Quanxi	89	—	—	89

	373	—	—	373

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	182	82	264
Wang Xinkun	—	238	107	345
Chen Guangshui	—	187	84	271
Zhang Baocai	—	170	77	247
Dong Yunqing	—	205	92	297

	—	982	442	1,424

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	218	98	316

	—	218	98	316

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	208	94	302
Tian Fengze	—	202	91	293
Shi Chenzhong	—	229	103	332
Qu Tianzhi	—	232	104	336
Ni Xinghua	—	218	98	316
Lai Cunliang	—	421	—	421

	—	1,510	490	2,000

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

No directors waived any emoluments in each of the year ended December 31, 2008, 2007 and 2006.

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2008 (2007: nil; 2006: nil). The emoluments of the five highest paid individuals (2007: five; 2006: five) were stated as follows:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	6,787	6,997	6,471
Retirement benefit scheme contributions	611	630	582
Discretionary bonuses	242	250	656

	7,640	7,877	7,709

Their emoluments were within the following bands:

	Year ended December 31,
	2008	2007	2006
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	—	—	—
HK$1,000,001 to HK$1,500,000	3	3	3
HK$1,500,001 to HK$2,000,000	1	2	1
HK$2,000,001 to HK$2,500,000	1	—	1

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
2007 final dividend, RMB0.170 per share (2007: 2006 final dividend RMB0.120; 2006: 2005 final dividend RMB0.150)	836,128	590,208	737,760

Special dividends approved, nil per share (2007: RMB0.080; 2006: RMB0.070)	—	393,472	344,288

	836,128	983,680	1,082,048

In the annual general meeting held on June 29, 2006, a final dividend and a special dividend in respect of the year ended December 31, 2005 was approved by the shareholders and paid to the shareholders of the Company.

15.	DIVIDENDS RECOGNIZED AS DISTRIBUTION DURING THE YEAR (continued)

In the annual general meeting held on June 15, 2007, a final dividend and a special dividend in respect of the year ended December 31, 2006 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 27, 2008, a final dividend in respect of the year ended December 31, 2007 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB1,967,360,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.40 per share, in respect of the year ended December 31, 2008. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2008, 2007 and 2006 is based on the profit attributable to the equity holders of the Company for the year of RMB6,488,908,000, RMB3,230,450,000 and RMB2,372,985,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares. The equivalent H shares to one ADS have been changed from 50 to 10 H shares from June 27, 2008. The new ADS were distributed to ADS holders on July 3, 2008. The comparative figures of 2007 and 2006 have been adjusted accordingly.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2008, 2007 and 2006.

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.36% to 1.44% (2007: from 0.72% to 1.44%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.05% per annum (2007: 0.72%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government. The long-term deposits carry interest rate of 6.5% (2007:1.8%) per annum.

The term deposits carry fixed interest rate of 1.35% to 2.52% (2007: 1.71% to 3.42%) per annum.

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2008 RMB’000	2007 RMB’000

Total bills receivable	2,571,064	2,638,956
Total accounts receivable	435,711	135,525

	3,006,775	2,774,481
Less: Impairment loss	(29,509)	(20,996)

Total bills and accounts receivable, net	2,977,266	2,753,485

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non- interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the balance sheet dates:

	At December 31,
	2008 RMB’000	2007 RMB’000

1-90 days	1,759,526	1,490,661
91-180 days	1,217,740	1,262,824

	2,977,266	2,753,485

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 65 days (2007: 61 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

18.	BILLS AND ACCOUNTS RECEIVABLE (continued)

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2008 RMB’000	2007 RMB’000

Balance at January 1	20,996	31,447
Provided for the year	8,950	—
Written off reversed (recognised)	2,265	(6,088)
Reversal	(2,702)	(4,363)

Balance at December 31	29,509	20,996

Included in the allowance for doubtful debts is an allowance of RMB29.5 million (2007: RMB 21 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognised represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	INVENTORIES

	At December 31,
	2008 RMB’000	2007 RMB’000

COST
Methanol	7,414	—
Auxiliary materials, spare parts and small tools	220,960	248,412
Coal products	591,225	191,722

	819,599	440,134

20.	OTHER LOANS RECEIVABLE

At December 31, 2007, the amount represented a loan granted to an independent third party, which carried interest at 7.00% per annum and was guaranteed by other independent third parties. The loan (the “Default Loan”) was secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to The People’s Supreme Court of the Shangdong Province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company.

20.	OTHER LOANS RECEIVABLE (continued)

In 2006, Shandong Runhua Group Company Limited (“Shandong Runhua”) has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the “SASAC”). In January 2007, these government authorities in Shandong province and the SASAC have rendered formal written request to the Court to protect the Company’s priority right on the Secured Shares.

In October 2007, the Company, Shandong Runhua and the guarantor reached an agreement in the presence of the Court. According to the settlement agreement, 240 million of the total 289 million Secured Shares held by the guarantor should belong to Shandong Runhua and 200 million Secured Shares should be transferred to Shandong Runhua from the guarantor. At the same time, Shandong Runhua has agreed to assist the guarantor to repay the principal and the associated interest of the Default Loan to the Company. The Company has the right to request for the disposal of the frozen 49 million Secured Shares owned by the guarantor for the settlement if the Default Loan is not repaid by the guarantor or Shandong Runhua after June 6, 2008 (the date the restriction on trading of the Secured Shares is removed). If the proceed received from the disposal of the 49 million Secured Shares would not be sufficient to cover the loan principal and interest of the Default Loan by that time, the Company has the right to request for the disposal of the remaining 40 million Secured Shares held under the guarantor and not yet transferred to Shandong Runhua for settlement. If the disposal of the above mentioned 89 million Secured Shares would still not be sufficient for settlement of the liability borne by the guarantor, the Company would have the right to further request for the disposal of the 200 million Secured Shares already transferred by the guarantor to Shandong Runhua for full settlement of approximate RMB700 million (including the interest). By December 31, 2008, the Company has executed the Secured Share rights and collected principal of RMB640 million plus interest after tax of RMB130 million (note 10).

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2008 RMB’000	2007 RMB’000

Advances to suppliers	94,796	35,728
Prepaid freight charges and related handling charges	7,958	10,934
Deposit for environment protection	200,000	200,000
Prepaid relocation costs of inhabitants	1,151,895	—
Others	112,561	80,006

	1,567,210	326,668

21.	PREPAYMENTS AND OTHER RECEIVABLES (continued)

Included in the above balances as of December 31, 2008 is an impairment loss of RMB16,854,000 (2007: RMB30,117,000). During the year ended December 31, 2008, the Group wrote off impairment loss of RMB2,646,000, and reversed impairment loss of RMB 10,617,000. During the year ended December 31, 2007, the Group wrote off impairment loss of RMB2,533,000. During the year ended December 31, 2006, the Group reversed impairment loss of RMB3,067,000.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2008 RMB’000	2007 RMB’000
Current portion	15,296	13,976
Non-current portion	628,119	576,412

	643,415	590,388

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

23.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

24.	MINING RIGHTS

RMB’000
COST
At January 1, 2007	353,098
Exchange re-alignment	2,092
Acquisition of Shanxi Neng Hua	61,923

At December 31, 2007 and at January 1, 2008	417,113
Exchange re-alignment	(30,772)

Acquisition of Zhaolou coal mine	747,339
At December 31, 2008	1,133,680

AMORTIZATION
At January 1, 2007	45,189
Exchange re-alignment	184
Provided for the year	15,728

At December 31, 2007 and at January 1, 2008	61,101
Exchange re-alignment	(2,780)
Provided for the year	35,652

At December 31, 2008	93,973

CARRYING VALUES
At December 31, 2008	1,039,707

At December 31, 2007	356,012

The addition of mining right of RMB747,339,000 during the year represented the consideration paid for Zhaolou coal mine acquired from the Parent Company.

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB135,141,000 for the year ended December 31, 2008 has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

The other mining rights are amortized, on a straight-line basis, over the useful life of twenty to twenty eight years from the date of acquisition.

25.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbor works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000

COST
At January 1, 2007	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541
Exchange re-alignment	2,056	337	—	—	—	27,435	21	12,840	42,689
Additions	—	2,100	—	—	—	71,014	8,641	2,846,275	2,928,030
Transfers	—	166,334	—	1,557	14,096	672,871	35,992	(890,850)	—
Written off	—	(18,999)	—	—	(344,149)	(219,261)	(12,731)	—	(595,140)
Disposals	—	—	—	—	—	(6,461)	(1,245)	—	(7,706)

At December 31, 2007 and January 1, 2008	57,311	2,580,091	250,349	736,358	3,687,389	9,547,481	354,373	4,681,062	21,894,414
Exchange re-alignment	(15,032)	(3,066)	—	—	—	(252,328)	(303)	(70,451)	(341,180)
Additions	—	—	—	—	—	97,150	3,330	1,965,762	2,066,242
Transfers	—	429,580	5,456	132,609	11,184	1,145,823	24,270	(1,748,922)	—
Disposals	—	(978)	—	—	—	(45,996)	(4,045)	—	(51,019)

At December 31, 2008	42,279	3,005,627	255,805	868,967	3,698,573	10,492,130	377,625	4,827,451	23,568,457

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2007	—	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	—	7,386,602
Exchange re-alignment	—	52	—	—	—	1,594	12	—	1,658
Provided for the year	—	123,617	6,071	53,442	85,162	931,748	38,032	—	1,238,072
Eliminated on written off	—	(9,112)	—	—	(48,990)	(186,987)	(10,308)	—	(255,397)
Eliminated on disposals	—	—	—	—	—	(1,115)	—	—	(1,115)

At December 31, 2007 and January 1, 2008	—	1,225,364	24,277	323,121	1,719,539	4,856,779	220,740	—	8,369,820
Exchange re-alignment	—	(964)	—	—	—	(47,147)	—	—	(48,111)
Provided for the year	—	94,907	42,653	62,171	80,538	836,981	23,559	—	1,140,809
Eliminated on disposals	—	(387)	—	—	—	(39,393)	(3,727)	—	(43,507)

At December 31, 2008	—	1,318,920	66,930	385,292	1,800,077	5,607,220	240,572	—	9,419,011

CARRYING VALUES
At December 31, 2008	42,279	1,686,707	188,875	483,675	1,898,496	4,884,910	137,053	4,827,451	14,149,446

At December 31, 2007	57,311	1,354,727	226,072	413,237	1,967,850	4,690,702	133,633	4,681,062	13,524,594

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	15 to 30 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

25.	PROPERTY, PLANT AND EQUIPMENT (continued)

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2007, the directors conducted a review of the Group’s mining assets and determined that a number of those assets were impaired, due to physical damage and technical obsolescence. Accordingly, an aggregate amount of RMB339,743,000 have been written off in respect of buildings, mining structure, plant, machinery and equipment, and transportation equipment, which are used in the mining segment.

26.	GOODWILL

	2008 RMB’000	2007 RMB’000

COST
At January 1	298,650	295,584
Acquisition of Shanxi Group	—	3,066

At December 31	298,650	298,650

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2008 RMB’000	2007 RMB’000

Coal Mining
– Jining II	10,106	10,106
– Shandong Yanmei Shipping Co., Ltd	10,046	10,046
– Heze	35,645	35,645
– Shanxi Group	145,613	145,613

Coal Railway Transportation
– Railway Assets	97,240	97,240

	298,650	298,650

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 8% (2007: 10%).

26.	GOODWILL (continued)

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2008 and 2007, management of the Group determined that there are no impairments of any of its cash-generating units containing goodwill.

27.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2008 RMB’000	2007 RMB’000
Equity securities listed on the SSE
– Stated at fair value	139,447	409,086
Unlisted equity security	440	440

	139,887	409,526

Previously, the Group invested in certain state legal person shares of Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited. These shares were not tradable.

Pursuant to the share reform plan of Shenergy Company Limited carried out in 2006, the non-tradable legal person shares with the investment cost of RMB60,421,000 held by the Company were converted into tradable shares on August

17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities stated at fair value as at December 31, 2008 at the amount of RMB133,720,000 (2007: RMB393,124,000).

On April 26, 2007, Jiangsu Lian Yun Gang Port Corporation Limited became a public company with its shares listed in SSE. The Company has committed not to sell its holding, or transfer to others; or ask others to held the shares on its behalf before April 28, 2008. This investment is presented as listed securities which amount to RMB5,727,000 as at December 31, 2008 (2007: RMB15,962,000).

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in an active market.

27.	INVESTMENTS IN SECURITIES (continued)

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

28.	INTERESTS IN AN ASSOCIATE

	At December 31,
	2008 RMB’000	2007 RMB’000
Cost of investment in an associate	900,000	900,000
Share of post-acquisition loss	(69,805)	(2,438)

	830,195	897,562

In 2007, the Group made a cash investment of RMB900,000,000 for its 30% equity interest in an associate, Huadian Zouxian Power Generation Company Limited, which is established in the PRC and engaged in electricity generation business in the PRC.

Summarized financial information in respect of the Group’s associate is set out below:

	At December 31,
	2008 RMB’000	2007 RMB’000
Total assets	7,623,355	7,623,027
Total liabilities	(4,856,038)	(4,631,154)

Net assets	2,767,317	2,991,873

Group’s share of net assets of associate	830,195	897,562

	Year ended December 31,
	2008 RMB’000	2007 RMB’000
Revenue	3,650,661	321,802

Loss for the year/period	(224,556)	(8,127)

Group’s share of loss of an associate	(67,367)	(2,438)

29.	DEPOSIT MADE ON INVESTMENT

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2008, the Company made a deposit of RMB118 million (2007: RMB118 million) in relation to this acquisition. As at December 31, 2008, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

30.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2008 RMB’000	2007 RMB’000
Bills payable	160,341	139,100
Accounts payable	749,786	518,417

	910,127	657,517

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2008 RMB’000	2007 RMB’000
1-90 days	469,740	506,474
91-180 days	177,404	—
181-365 days	132,576	126,048
1-2 years	130,407	24,995

	910,127	657,517

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

31.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2008 RMB’000	2007 RMB’000
Customers’ deposits	757,631	942,557
Accrued wages	435,450	337,275
Other taxes payable	265,231	218,723
Payables in respect of purchases of property, plant and equipment and construction materials	654,304	615,092
Accrued freight charges	13,189	93,456
Accrued repairs and maintenance	49,766	19,493
Accrued utility expenses	—	4,100
Staff welfare payable	77,873	58,196
Withholding tax payable	466	7,464
Deposits received from employees	68,969	57,493
Price regulating charges	34,081	105,421
Accrued land subsidence, restoration, rehabilitation and environmental costs	59,871	81,157
Payable on compensation fee of mining rights	135,141	—
Others	146,284	130,690

	2,698,256	2,671,117

32.	(PROVISION) PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2008 RMB’000	2007 RMB’000
Balance at January 1	(19,635)	212,912
Additional provision in the year	(3,369,696)	(825,998)
Utilization of provision	2,938,352	593,451

Balance at December 31	(450,979)	(19,635)

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The prepayment included mainly rehabilitation costs paid on mining areas in relation to mining activities in the future periods and therefore the balances are presented as prepayment at the balances sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

During the year, the provision for land subsidence, restoration, rehabilitation and environmental costs increases mainly because the basis of calculating compensation increases and the land areas originally not subject to compensation in the past now require compensation due to the change of government policy.

33.	UNSECURED BANK BORROWINGS

The amounts are repayable as follows:

	At December 31,
	2008 RMB’000	2007 RMB’000
Within one year	82,000	72,000
More than one year, but not exceeding two years	22,000	82,000
More than two years, but not more than five years	66,000	66,000
More than five years	88,000	110,000

	258,000	330,000
Less: Amounts due within one year and included in current liabilities	(82,000)	(72,000)

Amounts due after one year	176,000	258,000

The balances as of December 31, 2008 and 2007 represent two borrowings obtained by Shanxi Tianchi before the Company acquired it. Included in the loans of RMB258,000,000 (2007: RMB330,000,000) is an amount of RMB60,000,000 (2007: RMB110,000,000) that carries interest at 5.31% (2007: 7.09%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (the “PBOC”). The loan is repayable by 3 instalments over a period of 4 years, with the first instalment due in December 2007. The repayment is guaranteed by the Parent Company.

The remaining balance of RMB198,000,000 (2007: RMB220,000,000) carries interest at 5.94% (2007: 6.84%) per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is also guaranteed by the Parent Company.

34.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2008 RMB’000	2007 RMB’000
Derivatives used for hedging
Cash flow hedges – forward foreign exchange contracts	29,435	—

During the year ended December 31, 2008, the Group’s subsidiary in Australia entered into forward foreign exchange contracts to buy Australian Dollar against US Dollar with banks in order to manage the currency risks of foreign currency forecast sales. As at December 31, 2008, the outstanding notional amount was approximately RMB211 million, maturing through January to July 2009 with bought floor price and bought ceiling price of 0.6293 and 0.9568 respectively. The ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB10,445,000 is recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate.

35.	DEFERRED TAXATION

	Available-for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights RMB’000	Temporary differences on expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000
Balance at January 1, 2007	(11,207)	(218,513)	(54,103)	—	—	—	(283,823)
Effect of change in tax rate	2,717	52,972	13,116	—	—	—	68,805
Charge to reserve	(78,236)	—	—	—	—	—	(78,236)
(Charge) credit to income for the year (note 12)	—	(34,613)	1,513	—	31,175	—	(1,925)

Balance at January 1, 2008	(86,726)	(200,154)	(39,474)	—	31,175	—	(295,179)
Exchange re-alignment	—	—	—	—	(8,347)	—	(8,347)
Charge to reserve	67,409	—	—	—	—	8,831	76,240
(Charge) Credit to the consolidated income statement (note 12)	—	(39,192)	1,513	225,125	44,086	—	231,532

Balance at December 31, 2008	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246

The temporary differences on expenses recognized mainly arose in respect of unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2008 RMB’000	2007 RMB’000
Deferred tax assets	46,023	31,175
Deferred tax liabilities	(41,777)	(326,354)

	4,246	(295,179)

At the balance sheet date, the Group has unused tax losses of RMB682 million (2007: RMB556 million) contributed by the subsidiaries available for offset against future profits. A deferred tax asset has been recognized in respect of RMB223 million (2007: RMB104 million) of such losses. No deferred tax asset has been recognized in respect of the remaining RMB459 million (2007: RMB452 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB55 million that will expire in 2011, losses of RMB106 million that will expire in 2012, and losses of RMB298 million that will expire in 2013 (2007: losses of RMB55 million that will expire in 2011 and losses of RMB106 million that will expire in 2012). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

36.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares
	State legal person shares (held by the Parent Company)	A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total
Number of shares
At January 1, 2007, January 1, 2008 and December 31, 2008	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares
	State legal person shares (held by the Parent Company) RMB’000	A shares RMB’000	Foreign invested shares H shares (including H shares represented by ADS) RMB’000	Total RMB’000
Registered, issued and fully paid
At January 1, 2007, January 1, 2008 and December 31, 2008	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

36.	SHAREHOLDERS’ EQUITY (continued)

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company and Shanxi Tianchi are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB15 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund and mine areas environmental restoration fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards. The unutilized Work Safety Cost at December 31, 2007 was RMB187,470,000.

Statutory Common Reserve Fund/Statutory Common Welfare Fund

Pursuant to the relevant regulations from the Ministry of Finance, the Company and its subsidiaries in the PRC are no longer required to set aside profit to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 is transferred to statutory common reserve fund.

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund

(except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

36.	SHAREHOLDERS’ EQUITY (continued)

Reserves (continued)

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2008 is the retained earnings computed under PRC GAAP which amounted to approximately RMB13,430,460,000 (At December 31, 2007: RMB8,625,550,000, as restated with the adoption of new accounting standards under PRC GAAP).

37.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 33 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

38.	FINANCIAL INSTRUMENT

38a.	Categories of financial instruments

	At December 31,
	2008 RMB’000	2007 RMB’000

Financial assets
Loans and receivables (including cash and cash equivalents)	12,980,405	9,453,042
Available-for-sale financial assets	139,887	409,526

Financial liabilities
Amortised cost	3,559,204	2,583,276
Derivative financial instruments	29,435	—

38.	FINANCIAL INSTRUMENT (continued)

38b.	Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sales equity instrument, bills and accounts receivable, other loans receivable, other receivables, bank balances and cash, term deposits, restricted cash, derivative financial instruments, bills and accounts payable, other payables, borrowings and amounts due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2008 and 2007, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group is the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group maintains its cash and cash equivalents with reputable banks. Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

38.	FINANCIAL INSTRUMENT (continued)

38b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

For the years ended December 31, 2008, 2007 and 2006, net sales to the Group’s five largest domestic customers accounted for approximately 32.8%, 25.6% and 22.1%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer accounted for 17.7%, 12.1% and 10.2% of the Group’s net sales for the years ended December 31, 2008, 2007 and 2006, respectively. The Group’s largest domestic customer was the Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2008, 2007 and 2006.

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2008 and 2007 are as follows:

	Percentage of accounts receivable At December 31,
	2008	2007
Five largest receivable balances	87.54%	63.26%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2008		31.12.2007
Counterparty	Location	Credit limit RMB’000	Carrying amount RMB’000	Credit limit RMB’000	Carrying amount RMB’000

Company A	The PRC	300,000	207,232	—	—
Company B	The PRC	300,000	89,074	—	—
Company C	The PRC	50,000	38,226	10,000	3,756
Company D	The PRC	24,000	23,769	10,000	3,896
Company E	The PRC	30,000	23,115	—	—
Company F	The PRC	—	—	40,000	32,773
Company G	The PRC	—	—	40,000	31,664
Company H	The PRC	—	—	20,000	13,645

			381,416		85,734

As at December 31, 2007, the Group had exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan (note 20). In order to minimize the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group’s geographical concentration of credit risk is mainly in the PRC, which accounted for over 90% and 80% of the Group’s total trade receivable as at December 31, 2008 and 2007 respectively.

38.	FINANCIAL INSTRUMENT (continued)

38b.	Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities Assets
	2008 RMB’000	2007 RMB’000	2008 RMB’000	2007 RMB’000
United States Dollar (“USD”)	4,447	2,250	910,764	663,713
Euro (“EUR”)	—	47,338	15,718	34,018
Hong Kong Dollar (“HKD”)	—	—	7,286	103,851
Notional amounts of USD foreign exchange contracts used for hedging	210,800	—	—	—

Except as disclosed in note, the Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar and Hong Kong Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

38.	FINANCIAL INSTRUMENT (continued)

38b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

	USD Impact (note i)		HKD Impact (note i)
	2008 RMB’000	2007 RMB’000	2008 RMB’000	2007 RMB’000
Increase (Decrease) to profit and loss
– if RMB weakens against respective foreign currency	58,863	62,804	273	4,945
– if RMB strengthens against respective foreign currency	(58,863)	(62,804)	(273)	(4,945)

	USD Impact (note ii)
	2008 RMB’000	2007 RMB’000
Increase (Decrease) to profit and loss
– if AUD weakens against respective foreign currency	(21,584)	(31,305)
– if AUD strengthens against respective foreign currency	21,584	31,305

Increase (Decrease) to shareholders’ equity
– if AUD weakens against respective foreign currency	(21,144)	(31,305)
– if AUD strengthens against respective foreign currency	21,144	31,305

Notes:

(i)	This is mainly attributable to the exposure outstanding on the bank deposit and loans to foreign operations within the Group of USD and HKD at year end in the Group.

(ii)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower (i.e. AUD).

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii)	Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed–rate loan receivable (see note 20 for details). The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (see note 17 for details of these bank balances) and bank borrowings (see note 33 for details of these borrowings).

38.	FINANCIAL INSTRUMENT (continued)

38b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(ii)	Interest rate risk (continued)

The Group currently does not have any interest rate hedging policy.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings.

The Group’s exposure to interest rate risk on financial assets and liabilities and also the result of the sensitivity analysis is not significant.

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities. The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non- derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

38.	FINANCIAL INSTRUMENT (continued)

38b.	Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000
2008
Non-derivative financial liabilities
Bills and accounts payables	N/A	910,127	—	—	—	—	910,127	910,127
Other payables	N/A	1,677,496	—	—	—	—	1,677,496	1,677,496
Amounts due to Parent Company and its subsidiary companies	N/A	706,328	—	—	13,248	—	719,576	713,581
Bank borrowings – variable rate	5.31%-5.94%	—	11,254	74,739	104,625	125,839	316,457	258,000

		3,293,951	11,254	74,739	117,873	125,839	3,623,656	3,559,204

Derivative financial instruments – gross settlement
Forward foreign exchange contracts
– Inflow	N/A	129,200	71,400	10,200	—	—	210,800	210,800
– Outflow	N/A	(129,200)	(71,400)	(10,200)	—	—	(210,800)	(210,800)

		—	—	—	—	—	—	—

2007
Non-derivative financial liabilities
Bills and accounts payables	N/A	631,207	26,310	—	—	—	657,517	657,517
Other payables	N/A	911,528	—	—	—	—	911,528	911,528
Amounts due to Parent Company and its subsidiary companies	N/A	669,275	—	—	26,496	—	695,771	684,231
Bank borrowings – variable rate	6.84%-7.09%	—	11,325	65,135	175,968	169,799	422,227	330,000

		2,212,010	37,635	65,135	202,464	169,799	2,687,043	2,583,276

38c.	Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

39.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES

On August 18, 2006, the Company entered into an equity transfer agreement with the Parent Company and conditionally agreed to purchase the 98% equity interest in Shanxi Neng Hua from the Parent Company. In November 2006, the acquisition was completed and the consideration of RMB733,346,000 was fully paid to the Parent Company. The net assets acquired were included in the coal mining segment.

In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the

Parent Company at cash consideration of RMB14,965,000 which give rise to additional goodwill of RMB3,066,000.

This acquisition has been accounted for using the purchase method.

The net assets of Shanxi Group acquired in 2006, and the goodwill arising, are as follows:

	Acquiree’s carrying amount before combination RMB’000	Fair value adjustments RMB’000	Fair value RMB’000
Bank balances and cash	289,142		289,142
Bills and accounts receivable	10,950		10,950
Inventories	4,609		4,609
Prepayment for resources compensation fees	25,387		25,387
Prepayments and other currents assets	15,216		15,216
Property, plant and equipment	628,976		628,976
Mining rights	—	164,452	164,452
Deferred tax liability	(2,962)	(54,269)	(57,231)
Prepaid lease payments	11,378		11,378
Accounts payable	(12,126)		(12,126)
Other payables and accrued expenses	(75,436)		(75,436)
Bank borrowings	(380,000)		(380,000)

Total net assets acquired	515,134		625,317
Minority interests			(34,518)
Goodwill arising on acquisition			142,547

			733,346

Total consideration satisfied by:
Cash consideration paid on acquisition			733,346

Net cash outflow arising on acquisition:
Cash paid on acquisition			(733,346)
Bank balances and cash acquired			289,142

			(444,204)

Shanxi Group contributed RMB21,875,000 and RMB8,755,000 to the Group’s turnover and loss respectively, for the period between the date of acquisition to December 31, 2006.

39.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES (continued)

If the acquisition had been completed on January 1, 2006, the Group’s revenue for the period would have been RMB12,961,204,000, and the Group’s profit for the year would have been RMB2,274,162,000. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2006, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the anticipated profitability and the anticipated future operating synergies from the combination.

40.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balance and transactions between the Group and other related parties are disclosed below.

Related party balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2008 and 2007 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years by equal instalments before December of each year, commencing from 2001.

	At December 31,
	2008 RMB’000	2007 RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	706,328	669,275
More than one year, but not exceeding two years	7,253	7,703
More than two years, but not exceeding three years	—	7,253

Total	713,581	684,231
Less: amount due within one year	(706,328)	(669,275)
Amount due after one year	7,253	14,956

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies are repayable on demand.

40.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Related party transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Income
Sales of coal	1,384,415	1,014,963	1,069,879
Sales of auxiliary materials	550,986	595,143	496,221

Expenditure
Utilities and facilities	376,288	377,074	358,370
Annual fee for mining rights	—	12,980	12,980
Purchases of supply materials and equipment	471,768	454,469	458,329
Repair and maintenance services	253,864	215,102	246,841
Social welfare and support services	255,265	313,062	406,004
Technical support and training	20,000	20,000	20,000
Road transportation services	86,671	60,718	63,448
Construction services	294,938	316,801	306,658

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB165,900,000 and RMB165,900,000 for the years ended December 31, 2008, 2007 and 2006, respectively, and for technical support and training of RMB20,000,000, RMB20,000,000 and RMB20,000,000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2006, the Company acquired Shanxi Neng Hua from the Parent Company. Details of this acquisition are set out in note 39.

During the year ended December 31, 2008, the Company acquired Zhaolou coal mine from the Parent Company. Details of this acquisition are set out in note 24.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 42).

40.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Trade sales	10,253,998	6,035,156	4,600,606

Trade purchases	1,328,958	1,056,959	1,568,658

Material balances with other state-controlled entities are as follows:

	At December 31,
	2008 RMB’000	2007 RMB’000
Amounts due to other state-controlled entities	294,888	311,922

Amounts due from other state-controlled entities	364,420	339,979

40.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000
Directors’ fees	426	403	373
Salaries, allowance and other benefits in kind	2,545	2,315	2,710
Retirement benefit scheme contributions	407	378	1,030

	3,378	3,096	4,113

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

41.	COMMITMENTS

	At December 31,
	2008 RMB’000	2007 RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of property, plant and equipment	142,399	322,271
Capital expenditure authorized but not contracted for in respect of development of new coal mines	—	747,339

	142,399	1,069,610

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit referred to in note 29, the Company is committed to invest a further RMB78.8 million as at December 31, 2008 and 2007.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB997 million (2007: RMB1,073 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2008, deposit of RMB200 million (2007: RMB200 million) were made and the Company is committed to further make security deposit of RMB797 million (2007: RMB873 million).

On October 24, 2008, the Company entered into an acquisition agreement with the Parent Company at a consideration of RMB593.24 million to acquire 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy “).

Hua Ju Energy is a joint stock limited company established in the PRC. The principal business of Hua Ju Energy is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. The acquisition has been approved by the shareholders of the Company at the general meeting of shareholders. As at December 31, 2008, the equity transfer and approval from governmental authority have not been completed. At the date of issue of these financial statements, the equity transfer and approval from governmental authority have been completed and the Company has fully settled the consideration in respect of the acquisition.

During 2007, the Company entered into an agreement with the Parent Company and Zhongcheng Trust and Investment LLC. to establish a company, with the proposed name of Yankuang Group Finance Company Limited (the “Investee”), which will engage in banking and financing business. The name and the activities of the Investee are subject to the approval by China Banking Regulatory Commission and other relevant government authorities. The Company has agreed to contribute RMB125 million from internal resources, which will account for 25% of the equity interest in the Investee. As of December 31, 2008, the procedures to establish the Investee are still in progress.

Compensation fees for mining rights are required to be pay annually and details are set out in note 24.

42.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into by the Company and the Parent Company on January 10, 2006, the monthly contribution rate is set at 45% of the aggregate monthly basic salaries and wages of the Company’s employees for the period from January 1, 2006 to December 31, 2008.

The amount of contributions paid to the Parent Company were RMB759,356,000, RMB692,912,000 and RMB640,620,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

43.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2008, 2007 and 2006. Such expenses, amounting to RMB86,200,000, RMB86,269,000 and RMB86,200,000 for each of the three years ended December 31, 2008, 2007 and 2006 respectively, have been included as part of the social welfare and support services expenses summarized in note 40. The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

44.	MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2008, the Group acquired certain property, plant and equipment, of which RMB654,304,000 (2007: RMB615,092,000) have not yet been paid.

45.	INFORMATION OF THE COMPANY

The Company’s balance sheet is disclosed as follows:

	At December 31,
	2008 RMB’000	2007 RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	8,221,661	4,331,449
Term deposits	1,153,385	1,294,984
Restricted cash	14,823	8,852
Amounts due from subsidiaries	235,122	213,890
Bills and accounts receivable	2,961,769	2,721,930
Inventories	693,974	325,620
Other loans receivable	—	640,000
Loans to subsidiaries	122,805	273,707
Prepayments and other receivables	1,463,195	317,922
Prepaid lease payments	13,334	13,362

TOTAL CURRENT ASSETS	14,880,068	10,141,716

NON-CURRENT ASSETS
Mining rights	79,487	86,111
Prepaid lease payments	534,955	548,314
Property, plant and equipment	7,357,101	7,519,521
Goodwill	107,346	107,346
Investment in subsidiaries (note a)	4,026,004	3,402,004
Investments in securities	139,887	409,526
Investment in associate	900,000	900,000
Loan to subsidiaries	3,563,773	2,170,190
Deposit made on investment	117,926	117,926
Deferred tax asset	9,470	—

TOTAL NON-CURRENT ASSETS	16,835,949	15,260,938

TOTAL ASSETS	31,716,017	25,402,654

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	674,053	598,473
Other payables and accrued expenses	2,092,215	1,915,922
Provision for land subsidence, restoration, rehabilitation and environmental costs	450,979	19,635
Amounts due to Parent Company and its subsidiary companies	540,831	513,593
Taxes payable	419,766	9,956

TOTAL CURRENT LIABILITIES	4,177,844	3,057,579

Amounts due to parent company and its subsidiary companies – due after one year	7,253	14,956
Deferred tax liability	—	283,064

TOTAL NON-CURRENT LIABILITIES	7,253	298,020

TOTAL LIABILITIES	4,185,097	3,355,599
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	27,530,920	22,047,055

TOTAL LIABILITIES AND EQUITY	31,716,017	25,402,654

45.	INFORMATION OF THE COMPANY (continued)

Notes:

(a)	Details of the Company’s subsidiaries at December 31, 2008 and 2007 are as follows:

	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
			2008		2007		2008	2007
Name of subsidiary			Directly	Indirectly	Directly	Indirectly
Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia

Heze (note)	PRC	RMB1,500,000,000	96.67%	—	96.67%	—	96.67%	96.67%	Coal mining business

Yancoal Australia Pty, Limited (“Yancoal Australia”)	Australia	AUD64,000,000	100%	—	100%	—	100%	100%	Investment holding

Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note)	PRC	RMB 5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”) (note)	PRC	RMB1,400,000,000	100%	—	97%	—	100%	97%	Development of methanol project

Zhongyan Trade Co., Ltd (“Zhongyan”) (note)	PRC	RMB2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery
Shanxi Neng Hua (note)	PRC	RMB 600,000,000	100%	—	100%	—	100%	100%	Investment holding
Shanxi Tianchi (note)	PRC	RMB90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business
Shanxi Tianhao (note)	PRC	RMB 150,000,000	—	99.85%	—	99.85%	99.85%	99.85%	Methanol and electricity power business

Note:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao are established in the PRC as limited liability companies.

45.	INFORMATION OF THE COMPANY (continued)

(b)	The Company’s equity is as follows:

	Share capital RMB’000	Share premium fund RMB’000	Future development fund RMB’000	Statutory common reserve RMB’000	Investment revaluation reserve RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at January 1, 2007	4,918,400	2,981,002	2,218,007	1,704,295	22,754	7,561,894	19,406,352
Gain on fair value changes of available-for-sale investment	—	—	—	—	312,944	—	312,944
Deferred tax on fair value change of available-for-sale investment	—	—	—	—	(75,519)	—	(75,519)

Net income recognized directly in equity	—	—	—	—	237,425	—	237,425
Profit for the year	—	—	—	—	—	3,386,958	3,386,958

Total recognized income and expense for the year	—	—	—	—	237,425	3,386,958	3,624,383
Appropriations to reserves	—	—	361,110	333,645	—	(694,755)	—
Dividends	—	—	—	—	—	(983,680)	(983,680)

Balance at December 31, 2007	4,918,400	2,981,002	2,579,117	2,037,940	260,179	9,270,417	22,047,055

Balance at January 1, 2008	4,918,400	2,981,002	2,579,117	2,037,940	260,179	9,270,417	22,047,055
Loss on fair value changes of available-for-sale investment	—	—	—	—	(269,639)	—	(269,639)
Deferred tax on fair value change of available-for-sale investment	—	—	—	—	67,409	—	67,409

Net loss recognized directly in equity	—	—	—	—	(202,230)	—	(202,230)

Profit for the year	—	—	—	—	—	6,522,223	6,522,223
Total recognized income and expense for the year	—	—	—	—	(202,230)	6,522,223	6,319,993
Appropriations to reserves	—	—	355,800	785,235	—	(1,141,035)	—
Dividends	—	—	—	—	—	(836,128)	(836,128)

Balance at December 31, 2008	4,918,400	2,981,002	2,934,917	2,823,175	57,949	13,815,477	27,530,920

Supplemental Information

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARD (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Consolidation using purchase method under IFRS and using common control method under GAAP

(1a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze and Shanxi Group have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Railway Assets, Heze and Shanxi Group at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Railway Assets, Heze and Shanxi Group are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze and Shanxi Group are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze and Shanxi Group acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(1b)	Under IFRS, the mining rights of Shanxi Group are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty-seven years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under PRC GAAP, as both the Group and Shanxi Group are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized.

(2)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARD (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) (continued)

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			Net assets attributable to equity holders of the Company as at December 31,
	2008 RMB’000	2007 RMB’000	2006 RMB’000	2008 RMB’000	2007 RMB’000
As per consolidated financial statements prepared under IFRS	6,488,908	3,230,450	2,372,985	26,755,124	21,417,537
Impact of IFRS adjustments in respect of:
– Fair value adjustment on mining rights of Shanxi Group and related amortization	6,053	6,053	—	(123,462)	(128,385)
– Goodwill arising from acquisition of Jining II, Railway Assets, Heze and Shanxi Group	—	—	—	(288,604)	(288,604)
– deferred tax	(1,513)	(14,361)	132	33,969	35,200
– others	(9,807)	(3,344)	686	(8,947)	10

As per consolidated financial statements prepared under PRC GAAP	6,483,641	3,218,798	2,373,803	26,368,080	21,035,758

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

Auditors’ Report

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED:

We have audited the accompanying financial statements (consolidated and company) of Yanzhou Coal Mining Company Limited (“the Company”), which comprise the balance sheet as at December 31, 2008, and the income statement, the cash flow statement, and the statement of changes in equity for the year then ended, and notes to the financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the company and consolidated financial position of the Company as at Dec 31, 2008, and the company and consolidated results of operations and cash flows of the Company for the year then ended

ShineWing Certified Public Accountants

Chinese Certified Public Accountant

Liu Jingwei

Wang Chongjuan

Beijing China

April 24, 2009

Consolidated Balance Sheet

At December 31, 2008

	NOTES	DEC 31, 2008 RMB	DEC 31, 2007 RMB
ASSET
CURRENT ASSET:
Cash at bank and on hand	VIII. 1	9,690,577,106	5,779,552,295
Tradable financial assets		—	—
Notes receivable	VIII. 2	2,770,332,922	2,732,422,448
Accounts receivable	VIII. 3	412,232,470	120,548,231
Prepayments	VIII. 4	109,595,751	59,832,653
Interest receivable		988,500	—
Dividends receivable		—	—
Other receivables	VIII. 5	318,755,919	315,801,434
Inventories	VIII. 6	819,598,892	440,133,628
Non-current assets due within one year	VIII. 9	—	640,000,000
Other current assets	VIII. 7	1,151,895,418	10,933,507

TOTAL CURRENT ASSETS		15,273,976,978	10,099,224,196

NON CURRENT ASSETS:
Available-for-sale financial assets	VIII. 8	139,447,161	409,085,879
Entrust loan		—	—
Long-term accounts receivable		—	—
Long-term equity investments	VIII. 10	830,635,111	898,001,770
Investment real estate		—	—
Fixed assets	VIII. 11	9,321,994,779	8,843,532,555
Construction in progress	VIII. 12	4,801,453,876	4,289,220,537
Construction materials	VIII. 13	25,997,048	229,460,787
Disposal of fixed assets		—	—
Intangible assets	VIII. 14	1,531,280,797	788,504,784
Development expenditure		—	—
Goodwill	VIII. 15	10,045,361	10,045,361
Long-term deferred assets	VIII. 16	18,730,271	21,728,081
Deferred tax assets	VIII. 17	46,022,367	31,174,701
Other non-current assets	VIII. 18	117,925,900	306,476,992

TOTAL NON-CURRENT ASSETS		16,843,532,671	15,827,231,447

TOTAL ASSETS		32,117,509,649	25,926,455,643

Continued

	NOTES	DEC 31, 2008 RMB	DEC 31, 2007 RMB
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings		—	—
Tradable financial liabilities	VIII. 26	29,434,968	—
Notes payable	VIII. 20	175,662,080	154,519,715
Accounts payable	VIII. 21	788,882,088	559,346,058
Advances from customers	VIII. 22	794,821,907	983,294,466
Salaries and wages payable	VIII. 23	424,529,655	337,275,927
Taxes payable	VIII. 24	711,370,464	228,657,191
Interest payable		1,312,705	—
Dividends payable		—	—
Other payables	VIII. 25	2,039,885,070	1,909,171,032
Non-current liabilities due within one year	VIII. 27	94,648,464	83,398,801
Other current liabilities	VIII. 7	450,978,948	19,634,780

TOTAL CURRENT LIABILITIES		5,511,526,349	4,275,297,970

NON-CURRENT LIABILITIES:
Long-term borrowings	VIII. 28	176,000,000	258,000,000
Bonds payable		—	—
Long-term payables	VIII. 29	12,031,276	24,680,161
Deferred tax liabilities	VIII. 17	—	283,063,923
Other non-current liabilities		—	—

TOTAL NON CURRENT LIABILITIES		188,031,276	565,744,084

TOTAL LIABILITIES		5,699,557,625	4,841,042,054

SHAREHOLDERS’ EQUITY:
Share capital	VIII. 30	4,918,400,000	4,918,400,000
Capital reserves	VIII. 31	4,729,404,266	4,943,369,082
Surplus reserves	VIII. 32	3,987,459,297	3,173,641,875
Retained earnings	VIII. 33	12,847,985,379	8,014,289,398
Translation reserve		-115,168,599	-13,941,634

Equity attributable to shareholders of the Company		26,368,080,343	21,035,758,721
Minority interest	VIII. 34	49,871,681	49,654,868

TOTAL SHAREHOLDERS’ EQUITY		26,417,952,024	21,085,413,589

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		32,117,509,649	25,926,455,643

The accompanying notes are parts of the financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

Consolidated Income Statement

For the year ended December 31, 2008

ITEM	NOTES	For the year ended Dec 31, 2008 RMB	For the year ended Dec 31, 2007 RMB
1. TOTAL OPERATING REVENUE		26,123,551,645	16,595,832,427
Including: operating revenue	VIII. 35	26,123,551,645	16,595,832,427

2. TOTAL OPERATING COST		17,319,829,196	11,710,002,385
Including: operating cost	VIII. 35	13,107,308,548	8,224,317,107
Operating taxes and surcharges	VIII. 36	392,277,177	298,168,161
Selling expense		687,119,617	685,702,764
General and administrative expenses	VIII. 37	2,903,913,990	2,578,630,006
Financial expenses	VIII. 38	233,579,001	-72,451,450
Impairment loss of assets	VIII. 39	-4,369,137	-4,364,203

Add: Gain on fair value change (The loss is listed beginning with “-”)		—	—
Investment income (The loss is listed beginning with “-”)	VIII. 40	72,264,728	4,705,418
profit on exchange (The loss is listed beginning with “-”)		—	—

3. Operating profit (The loss is listed beginning with “-”)		8,875,987,177	4,890,535,460
Add: Non-operating revenue	VIII. 41	18,748,198	29,389,787
Less: Non-operating expenditures	VIII. 42	25,959,368	373,472,715
Including: Losses on disposal of non-current assets		1,408,356	339,742,700

4. Total profit (The total loss is listed beginning with “-”)		8,868,776,007	4,546,452,532
Less: Income tax	VIII. 43	2,387,130,264	1,329,881,912

5. Net profit (The net loss is listed beginning with “-”)		6,481,645,743	3,216,570,620

Net profit attributed to shareholders of the Company		6,483,641,403	3,218,798,343
Minority interest		-1,995,660	-2,227,723

6. Earnings per share
(1) Earnings per share, basis	VIII. 44	1.32	0.65
(2) Earnings per share, diluted	VIII. 44	1.32	0.65

The accompanying notes are parts of the financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

Consolidated Cash Flow Statement

For the year ended December 31, 2008

ITEM	NOTES	For the year ended Dec 31, 2008 RMB	For the year ended Dec 31, 2007 RMB
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		28,838,753,933	18,284,849,814
Tax refunding
Other cash received relating to operating activities	VIII. 45	196,322,515	434,017,502

Sub-total of cash inflows		29,035,076,448	18,718,867,316

Cash paid for goods and services		10,678,091,058	5,016,176,267
Cash paid to and on behalf of employees		3,798,328,716	3,553,356,812
Taxes payments		5,853,314,334	3,538,445,444
Other cash paid relating to operating activities	VIII. 45	1,501,407,163	2,030,101,595

Sub-total of cash outflows		21,831,141,271	14,138,080,118

NET CASH FLOW FROM OPERATING ACTIVITIES		7,203,935,177	4,580,787,198

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		640,000,000
Cash received from return of investments income		139,631,387	7,143,648
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		14,864,798	31,592,687
Net cash received from disposal of sub companies and business units		—
Other cash received relating to investing activities	VIII. 45	—	59,404,380

Sub-total of cash inflows		794,496,185	98,140,715

Cash paid to acquire fixed assets, intangible assets and other long-term assets		3,040,766,977	2,846,023,681
Cash paid for investments			935,466,200
Other cash paid relating to investing activities	VIII. 45	1,190,992,733	—

Sub-total of cash outflows		4,231,759,710	3,781,489,881

NET CASH FLOW USED IN INVESTING ACTIVITIES		-3,437,263,525	-3,683,349,166

ITEM	NOTES	For the year ended Dec 31, 2008 RMB	For the year ended Dec 31, 2007 RMB
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		—	24,000,000
Cash received from borrowings		390,591,760	—

Sub-total of cash inflows		390,591,760	24,000,000

Repayments of borrowings and debts		520,558,769	50,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		866,792,993	1,008,731,745
Other cash paid relating to financing activities			13,247,800
Sub-total of cash outflows		1,387,351,762	1,071,979,545

NET CASH FLOW USED IN FINANCING ACTIVITIES		-996,760,002	-1,047,979,545

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-49,879,572	-40,388,571

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VIII. 45	2,720,032,078	-190,930,084
Add: Cash and cash equivalent, opening	VIII. 45	5,719,545,348	5,910,475,432

6. Cash and cash equivalents, closing	VIII. 45	8,439,577,426	5,719,545,348

The accompanying notes are parts of the financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

The Balance Sheet of Parent Company

At December 31, 2008

	NOTES	DEC 31, 2008 RMB	DEC 31, 2007 RMB
ASSET
CURRENT ASSET:
Cash at bank and on hand		9,389,869,959	5,635,285,807
Tradable financial assets		—	—
Notes receivable		2,770,232,922	2,730,805,288
Accounts receivable		396,834,889	90,610,323
Prepayments		101,494,922	57,089,331
Interests receivable		988,500	76,482,715
Dividends receivable		—	—
Other receivables	IX. 1	533,236,628	956,461,123
Inventories		693,974,320	325,619,749
Non-current assets due within one year		—	837,224,200
Other current assets		1,101,077,461	10,933,507

TOTAL CURRENT ASSETS		14,987,709,601	10,720,512,043

NON CURRENT ASSETS:
Available-for-sale financial assets		139,447,161	409,085,879
Hold-to-maturity investment		—	—
Long-term accounts receivable		—	—
Long-term equity investments	IX. 2	4,579,752,209	4,023,118,868
Investment real estate		—	—
Fixed assets		7,229,148,453	7,447,150,325
Fixed assets under construction		126,693,270	70,713,274
Materials construction		1,259,016	1,656,966
Disposal of fixed assets		—	—
Entrust loan		3,686,577,450	2,170,189,800
Intangible assets		627,775,824	647,787,472
Goodwill		—	—
Long-term deferred assets		—	—
Deferred tax assets		9,470,141	—
Other non current assets		117,925,900	117,925,900

TOTAL NON CURRENT ASSETS		16,518,049,424	14,887,628,484

TOTAL ASSETS		31,505,759,025	25,608,140,527

	NOTES	DEC 31, 2008 RMB	DEC 31, 2007 RMB
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings		—	—
Tradable financial liabilities		—	—
Notes payable		175,662,081	154,519,715
Accounts payable		543,112,341	484,693,966
Advances from customers		758,377,590	963,437,277
Salaries and wages payable		373,024,515	299,831,899
Taxes payable		716,706,008	225,673,305
Interest payable		—	—
Dividends payable		—	—
Other payables		1,386,325,563	1,480,813,707
Non-current liabilities due within one year		12,648,464	11,398,801
Other current liabilities		450,978,948	19,634,780

TOTAL CURRENT LIABILITIES		4,416,835,510	3,640,003,450

NON-CURRENT LIABILITIES:
Bank borrowings		—	—
Bonds payable		—	—
Long-term payable		12,031,276	24,680,160
Special accounts payable		—	—
Accrued liabilities		—	—
Deferred tax liabilities		—	283,063,923
Other non-current liabilities		—	—

TOTAL NON-CURRENT LIABILITIES		12,031,276	307,744,083

TOTAL LIABILITIES		4,428,866,786	3,947,747,533

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400,000	4,918,400,000
Capital reserves		4,740,572,479	4,942,801,517
Less: treasury stock		—	—
Surplus reserves		3,987,459,297	3,173,641,875
Undistributed profits		13,430,460,463	8,625,549,602

TOTAL SHAREHOLDERS’ EQUITY		27,076,892,239	21,660,392,994

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		31,505,759,025	25,608,140,527

The accompanying notes are parts of the financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

The Income Statement of Parent Company

For the year ended December 31, 2008

ITEM	NOTES	For the year ended Dec 31, 2008 RMB	For the year ended Dec 31, 2007 RMB
1. TOTAL OPERATING REVENUE	IX. 3	24,186,285,536	15,709,039,424
Less: operating cost	IX. 3	12,212,690,253	7,546,602,371
Operating taxes and surcharges		386,463,010	289,725,282
Selling expense		466,273,793	530,743,190
General and administrative expense		2,503,240,147	2,315,936,225
Financial expense		12,247,827	54,891,493
Impairment loss of assets		-5,089,295	-4,361,841
Add: Gain from the fair value changes (The loss is listed beginning with “-”)		—	—
Investment income (The loss is listed beginning with “-”)	IX. 4	273,312,655	104,968,103
Including: Investment income of associates		—	—

2. Operating profit (The loss is listed beginning with “-”)		8,883,772,456	5,080,470,807
Add: Non-operating income		14,195,447	27,806,959
Less: Non-operating expense		23,821,965	371,245,474
Including: Loss on disposal of non-current assets		—	—

3. Total profit (The total loss is listed beginning with “-”)		8,874,145,938	4,737,032,292
Less: Income tax		2,419,289,655	1,355,134,815

4. Net profit (The net loss is listed beginning with “-”)		6,454,856,283	3,381,897,477

5. Earnings per share
(1) Earnings per share, basis		1.31	0.69
(2) Earnings per share, diluted		1.31	0.69

The accompanying notes are parts of the financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

The Cash Flow Statement of Parent Company

For the year ended December 31, 2008

ITEM	NOTES	For the year ended Dec 31, 2008 RMB	For the year ended Dec 31, 2007 RMB
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services		26,776,245,155	17,356,734,017
tax refunding		—	—
Other cash received relating to operating activities		207,716,822	371,287,073

Sub-total of cash inflows		26,983,961,977	17,728,021,090

Cash paid for goods and services		10,026,042,198	4,440,583,420
Cash paid to and on behalf of employees		3,410,542,858	3,172,076,697
Taxes payments		5,712,055,568	3,497,825,660
Other cash paid relating to operating activities		1,339,959,044	2,119,566,562

Sub-total of cash outflows		20,488,599,668	13,230,052,339

NET CASH FLOW FROM OPERATING ACTIVITIES		6,495,362,309	4,497,968,751

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		808,101,500	300,000,000
Cash received from return of investments		406,277,992	62,679,246
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		14,819,798	24,950,278
Net cash amount received from the disposal of sub companies and other business units		—	—
Other cash received relating to investing activities		—	6,650,881

Sub-total of cash inflows		1,229,199,290	394,280,405

Cash paid to acquire fixed assets, intangible assets and other long-term assets		901,211,482	721,640,792
Cash paid for investments		2,154,000,000	3,087,966,200
Net cash amounts paid by subcompanies and other business units		—
Other cash paid relating to investing activities		1,159,327,293

Sub-total of cash outflows		4,214,538,775	3,809,606,992

NET CASH FLOW USED IN INVESTING ACTIVITIES		-2,985,339,485	-3,415,326,587

ITEM	NOTES	For the year ended Dec 31, 2008 RMB	For the year ended Dec 31, 2007 RMB
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		—	—
Cash received from borrowings		—	—
Cash received relating to other financial activities		—	—

Sub-total of cash inflows		—	—
Repayments of borrowings		—	—

Cash paid for distribution of dividends or profits, or cash paid for interest expenses		836,128,000	983,680,000
Other cash payment relating to financial activities		—	13,247,800
Sub-total of cash outflows		836,128,000	996,927,800

NET CASH FLOW USED IN FINANCING ACTIVITIES		-836,128,000	-996,927,800

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-78,637,964	-59,176,812

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		2,595,256,860	26,537,552
Add: Cash and cash equivalent, opening		5,626,433,656	5,599,896,104

6. Cash and cash equivalents, closing		8,221,690,516	5,626,433,656

The accompanying notes are parts of the financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

Consolidated Statement of Changes in Equity

For the year ended December 31, 2008

	Attribute to shareholders of the Parent Company				Translation reserve RMB	Minority interest RMB	Total RMB
ITEM	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Retained earnings RMB
I. Balance at December 31, 2007	4,918,400,000	4,943,369,082	2,037,940,337	7,729,922,091	-13,941,634	49,543,052	19,665,232,928
Add: Change in accounting policies			1,135,701,538	284,367,307		111,816	1,420,180,661
Correction of errors in the early stage							—

II. Balance at January 1, 2008	4,918,400,000	4,943,369,082	3,173,641,875	8,014,289,398	-13,941,634	49,654,868	21,085,413,589

III. Changes for the year (The decrease is listed beginning with “-”)	—	-213,964,816	813,817,422	4,833,695,981	-101,226,965	216,813	5,332,538,435
(I) Net profit				6,483,641,403		-1,995,660	6,481,645,743
(II) Gain and loss directly recognized in shareholders’ equity	—	-213,964,816	—	—	-101,226,965	2,505,117	-312,686,664
1. Net fair value changes of available-for-sale financial assets		-213,964,816					-213,964,816
2. Effect from equity change of other shareholders of investors under the equity method				—			—
3. Conversion differences for accounting statement		—			-101,226,965		-101,226,965
4. Others						2,505,117	2,505,117

Sub-total of (I) and (II)	—	-213,964,816	—	6,483,641,403	-101,226,965	509,457	6,168,959,079

(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—
1. Capital contribution from owners							—
2. The Amount listed in the Shareholder equity from share payment							—
3. Others							—
(IV) Profit distribution	—	—	1,108,917,422	-1,945,045,422	—	-292,644	-836,420,644
1. Transfer to surplus reserve			645,485,628	-645,485,628			—
2. Provision for general risks			463,431,794	-463,431,794			—
3. Distribution to shareholders				-836,128,000		-292,644	-836,420,644
4. Others							—

(VI) Internal settlement and transfer of owners’ equities	—	—	-295,100,000	295,100,000	—	—	—
1. Usage of provision for general risks			-295,100,000	295,100,000

IV. Balance at Dec 31, 2008	4,918,400,000	4,729,404,266	3,987,459,297	12,847,985,379	-115,168,599	49,871,681	26,417,952,024

Continued

	Attribute to shareholders of the Parent Company				Translation reserve RMB	Minority interest RMB	Total RMB
ITEM	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Retained earnings RMB
I. Balance at December 31, 2006	4,918,400,000	4,710,915,252	1,751,118,730	6,307,125,592	-15,505,409	62,207,957	17,734,262,122
Add: Change in accounting policies			558,099,313	336,469,295			894,568,608
Correction of errors in the early stage							—

II. Balance at January 1, 2007	4,918,400,000	4,710,915,252	2,309,218,043	6,643,594,887	-15,505,409	62,207,957	18,628,830,730
III. Changes for the year (The decrease is listed beginning with “-”)	—	232,453,830	864,423,832	1,370,694,511	1,563,775	-12,553,089	2,456,582,859
(I) Net profit				3,218,798,343		-2,227,723	3,216,570,620
(II) Gain and loss directly recognized in shareholders’ equity	—	237,424,784	—		1,563,775	—	238,988,559
1. Net fair value changes of available-for-sale financial assets		312,943,837					312,943,837
2. Acquisition of 2% shareholders equity of Shanxi Neng Hua							—
3. Foreign currency conversion differences					1,563,775		1,563,775
4. Wei Jian Fei transfer in							—
5. Income tax effect related to items recorded in shareholders’ equity		-75,519,053					-75,519,053

Sub-total of (I) and (II)	—	237,424,784	—	3,218,798,343	1,563,775	-2,227,723	3,455,559,179

(III) Owner’s contributions and reduction in capital	—	-4,970,954	—	—	—	-9,995,246	-14,966,200
1. Capital contribution from owners						24,000,000	24,000,000
2. Acquisition of 2% shareholders’ equity of Shanxi Neng Hua		-4,970,954				-9,995,246	-14,966,200
3. others						-24,000,000	-24,000,000
(IV) Profit distribution	—	—	961,924,562	-1,945,604,562	—	-330,120	-984,010,120
1. Transfer to surplus reserve			338,189,748	-338,189,748			—
2. Provision for general risks			623,734,814	-623,734,814			—
3. Distribution to shareholders				-983,680,000		-330,120	-984,010,120
4. others							—
(VI) Internal settlement and transfer of owners’ equities	—	—	-97,500,730	97,500,730	—	—	—
1. Usage of provision for general risks			-97,500,730	97,500,730

IV. Balance at Dec 31, 2007	4,918,400,000	4,943,369,082	3,173,641,875	8,014,289,398	-13,941,634	49,654,868	21,085,413,589

The accompanying notes are parts of the financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

Statement of Changes in Equity of Parent Company

For the year ended December 31, 2008

ITEM	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Retained earnings RMB	Total RMB
I. Balance at December 31, 2007	4,918,400,000	4,942,801,517	2,037,940,337	8,363,756,458	20,262,898,312
Add: Change in accounting policies			1,135,701,538	261,793,144	1,397,494,682
Correction of errors in the early stage					—

II. Balance at January 1, 2008	4,918,400,000	4,942,801,517	3,173,641,875	8,625,549,602	21,660,392,994

III. Changes for the year (The loss is listed beginning with “-”)	—	-202,229,038	813,817,422	4,804,910,861	5,416,499,245
(I) Net profit				6,454,856,283	6,454,856,283
(II) Gain and loss directly recognized in shareholders’ equity	—	-202,229,038	—	—	-202,229,038
1. Net fair value changes of available-for-sale financial assets		-202,229,038			-202,229,038
2. Effect from equity change of other shareholders of investors under the equity method					—
3. Income tax effect related to items recorded in shareholders’ equity		—			—
4. Others					—

Sub-total of (I) and (II)	—	-202,229,038	—	6,454,856,283	6,252,627,245

(III) Owner’s contributions and reduction in capital	—	—	—	—	—
1. Capital contribution from owners					—
2. Share payment amount accrued to the owners’ equities in the payment of shares					—
3. Others					—
(IV) Profit distribution	—	—	1,108,917,422	-1,945,045,422	-836,128,000
1. Transfer to surplus reserve			645,485,628	-645,485,628	—
2. Distribution to shareholders				-836,128,000	-836,128,000
3. Others			463,431,794	-463,431,794	—

(VI) Internal settlement and transfer of owners’ equities	—		-295,100,000	295,100,000	—
1. Usage of provision for general risks			-295,100,000	295,100,000

IV. Balance at Dec 31, 2008	4,918,400,000	4,740,572,479	3,987,459,297	13,430,460,463	27,076,892,239

ITEM	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Retained earnings RMB	Total RMB
I. Balance at December 31, 2006	4,918,400,000	4,710,347,687	1,751,118,729	6,766,041,995	18,145,908,411
Add: Change in accounting policies			558,099,313	325,713,963	883,813,276
Correction of errors in the early stage					—

II Balance at January 1, 2007	4,918,400,000	4,710,347,687	2,309,218,042	7,091,755,958	19,029,721,687
III. Changes for the year (The loss is listed beginning with “-”)	—	232,453,830	864,423,833	1,533,793,644	2,630,671,307
(I) Net profit				3,381,897,477	3,381,897,477
(II) Gain and loss directly recognized in shareholders’ equity	—	237,424,785	—	—	237,424,785
1. Net fair value changes of available-for-sale financial assets		312,943,837			312,943,837
2. Effect from equity change of other shareholders of investors under the equity method					—
3. Income tax effect related to items recorded in shareholders’ equity		-75,519,052			-75,519,052
4. Others	—

Sub-total of (I) and (II)	—	237,424,785	—	3,381,897,477	3,619,322,262

(III) Owner’s contributions and reduction in capital	—	-4,970,955	—	—	-4,970,955
1. Acquisition of 2% shareholders equity of Shanxi Neng Hua		-4,970,955			-4,970,955
2. Share payment amount accrued to the owners’ equities in the payment of shares					—
3. Others					—
(IV) Profit distribution	—	—	961,924,562	-1,945,604,562	-983,680,000
1. Transfer to surplus reserve			338,189,748	-338,189,748	—
2. Distribution to shareholders				-983,680,000	-983,680,000
3. Others			623,734,814	-623,734,814	—
(VI) Internal settlement and transfer of owners’ equities1	—	—	-97,500,729	97,500,729	—
1. Usage of provision for general risks			-97,500,729	97,500,729	—

VI. Balance at Dec 31, 2007	4,918,400,000	4,942,801,517	3,173,641,875	8,625,549,602	21,660,392,994

The accompanying notes are parts of the financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

Notes to the Financial Statements

For the year ended December 31, 2008

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No.12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB 820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB 30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depository Shares was listed in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB 2,520 million after these issues.

The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since July 1, 1998. After many issues and bonus shares, the share capital of the Company increased to RMB 4,918.4 million by December 31, 2008.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

The Group has adopted the Accounting Standards for Business Enterprises (hereinafter referred to as “new CASs” or “ASBEs”) and No. 38 specific accounting standard issued by the Ministry of Finance (MOF) on February 15, 2006, and later issued application guide to the ASBE, the interpretation of ASBE and relevant regulations.

The Group takes going concern as the basis of financial statements.

III.	DECLARATION OF COMPLIANCE WITH ASBEs

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been prepared in accordance with the new ASBEs and has been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on. In addition, the financial statements of the Group are presented and disclosed in accordance with Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15–General Provisions on Financial Reporting (Revised 2007) issued by China Securities Regulatory Commission.

IV.	CHANGE OF ACCOUNTING POLICIES

Pursuant to Accounting Standards for Business Enterprises Explanatory Guidance 2008 and Notice of following ASBEs to prepare the annual report of 2008 from the Ministry of Finance (Caikuai Letter [2008] No. 60), the Company has to accrue for production maintenance expenses (Wei Jian Fei), Work Safety Expense and Special Reform Fund, which were previously presented in costs or liabilities, now are presented in surplus reserves or special reserves in undistributed profit. Fixed assets bought with Work Safety Expense, which was previously recorded in related assets and transferred in accumulated depreciation in full amount, now is presented in cost with general depreciation method.

The accounting policies change adopted retroactive method. the comparative financial statements of 2008 have been restated. Under the new accounting polices with retroactive method, the accumulated influence on net profit attributable to parent company at the beginning of 2007 was RMB 894,568,608, including the increase of undistributed profit RMB336,469,295 and the increase of surplus reserves RMB558,099,313. The change of the accounting policy also influences the 2007 annual report by increasing undistributed profit of RMB 284,367,307, surplus reserves of RMB 1,135,701,538 and net profit attributable to equity holders of the Company of RMB 525,500,237.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting period

The accounting period is from the Calendar year January 1 to December 31.

2.	Functional currency

The Functional currency of the Company is Renminbi (RMB). As the primary economic environment for overseas subsidiaries of the Company, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited are in Australia, the Functional currency of the two Companies is AUD. On the conversion method from AUD to RMB, please refers to V.5.

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

4.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	Foreign currency translation

Foreign currency transactions are converted to RMB at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to RMB using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the Functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the RMB amount.

Preparation of consolidated financial statements involving oversees operations, the exchange differences due to the exchange rate fluctuation should be presented in the “Translation reserve” item in shareholders’ equity in case of a net investment of overseas operations of foreign currency monetary items. The disposal of offshore operations shall be included in profit or loss for the current period.

6.	Financial assets and financial liabilities

(1)	Classification of financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

1)	Financial assets at FVTPL

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet.

2)	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(1)	Classification of financial assets

3)	Receivables

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market, including notes receivables, accounts receivables, interest receivables, dividend receivables and other receivables.

4)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

(2)	Recognition and measurement of financial assets

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

The changes in fair value of AFS financial assets are recorded in the shareholder’s equity. The interest calculated by actual interest rate during the period holding assets shall be recognized as investment income. The cash dividends on investments in an available-for-sale equity instrument shall be recorded into the investment income when cash dividends are declared and issued by the investee. On disposing it, the difference after changing the fair value accumulated amount from the amount received and the carrying amount deducting the original shareholder’s equity shall be recorded into the investment profit and loss.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(3)	Impairment of financial assets

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss.

If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement. After an impairment loss has been recognized on an AFS financial asset, if the fair value of the financial asset increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss shall be reversed, with the amount of the reversal of AFS debt instrument recognized in profit or loss.

The impairment losses are not reversed if investments in equity instrument that is not quoted in an active market whose fair value cannot be measured reliably.

(4)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method.

(5)	Hedging

Hedging is a derivative instrument used for avoiding exchange risk and interest rate risk, which comprises of fair value hedging, cash flow hedging and net overseas investment hedging. Hedging instruments meet following conditions shall adopt hedging accounting method:

(i)	When hedging begins, the Group officially designates hedging relationship and issues official documents on hedging relationship, risk management objectives and hedging strategy; (ii) the hedging expectation is highly effective and is in line with the original risk management strategy of the Group; (iii) as for cash flow hedging, the expected transaction will most probably occur, which must make the Company exposed to the cash flow change risk that eventually affect profit and loss; (iv) hedging effectiveness can be reliably measured; and (v) the Company continuously carry out the assessment of the hedging effectiveness, and make sure the hedging with valid elevation within accounting period designated in hedging relationship.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(5)	Hedging (continued)

When fair value hedging meets above conditions, gains or losses arising from the changes of fair value will be presented in current profit and loss. As for cash flow hedging meets above conditions, the valid part of gains or losses arising from hedging recorded in capital reserves; meanwhile the invalid part will be presented in current profit and loss. For expected trading hedging that makes the Company confirm as financial assets or financial liability, profit or loss which was recorded in capital reserves shall be transferred in to current profit and loss within the period of the financial assets or financial liability which imposes influence on the Company’s profit and loss. For expected trading hedging that makes the Company confirm as non-financial assets or non-financial liability, profit or loss which was recorded in capital reserves presented in original confirmed amount of the non-financial assets or non-financial liability. For other fair value hedging and cash flow hedging which do not meet the above conditions, their fair value changes shall be presented in current profit and loss.

7.	Accounting method for bad debt provisions of the receivables

The receivables with individual amount of over a certain standard are considered as the significant receivables. If there is objective evidence that all receivables can not be recovered in accordance with the former stipulations, the impairment shall be assessed separately based on the difference between current value of future cash flow and the carrying amount, and the Company shall be determined to accrue the bad debt provisions.

The insignificant receivables shall be classified into several combinations based on credit risk characteristics together with significant receivables without impairment after separate assessment. According to the actual loss rate of the same or similar receivables combinations that has similar credit risk characteristics, the proportion of accrued bad debts provisions in each combination is determined with the current situations. Consequently, the bad debts provisions of the year shall be calculated out. If there is defined evidence for the receivables not to or not likely to be received, the receivables with the accounting period exceeding three years are classified into special assets portfolio and accrued bad debts provisions in full amount.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Accounting method for bad debt provisions of the receivables (continued)

The percentage of bad debt provisions is as followings according to accounting aging:

Accounting aging	Accrual percentage
within 1 year	4%
1-2 years	30%
2-3 years	50%
over 3 years	100%

8.	Inventories

(1)	the classification of inventories: The inventories include the raw materials, the finished goods, and so on.

(2)	the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and sales of the raw materials and the finished goods.

(3)	pricing principles of the end-of-period inventories, recognition standard and accrual method for inventories impairment provision: The end-of-period inventories are measured at the lower one between the cost and the convertible net value. At the end of the period, if the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value on the basis of complete inventories check. The excess of cost over the convertible net value is generally recognized as provision for decline in value of inventories on a separate inventory item.

(4)	The convertible net value is the estimated selling price in the ordinary course of business minus the estimated completion costs and the estimated sales expenses and the relevant taxes and expenses. To recognize the convertible net value of the inventories needs to consider the purpose to hold the inventories and the effects of the events occurred after the balance sheet date based on the defined available evidence.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Long-term equity investments

(1)	Initial measurement of long-term equity investments

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired. For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts re-organization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

(2)	Subsequent measurement of long-term equity investments

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

10.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, railway structure, harbour works and craft, plant, machinery and equipment, transportation equipment etc.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Fixed assets

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value.

(4)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Group’s estimated residual value for fixed assets is 3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using the composite life method are as follows:

Category	Useful life (years)	Estimated residual value rate(%)	annual depreciation rate(%)
House Buildings	15-30 years	3	3.23-6.47%
Ground buildings	15-25 years	3	3.88-6.47%
Port works and vessels	40 years	3	2.43%
Plant, machinery and equipment	4-15 years	3	6.47-24.25%
Transportation equipment (Note)	6-18 years	3	5.39-16.17%

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

The mining structures are depreciated using production volume method at RMB2.5 per tonne of raw coal mined.

Land category only refers to that of Australian Southland Coal Mine and no depreciation is provided for as Austar enjoys the permanent ownership.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Fixed assets (continued)

(5)	Treatment of subsequent costs incurred on fixed assets

The subsequent costs incurred on fixed assets mainly include expenses for repair, renovation and improvement, which shall be recognized as addition to the asset provided economic benefits associated with the item will flow to the Company and the cost could be reliably measured. For the replaced parts, carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7)	Fixed assets that can not bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

11.	Fixed assets under construction

(1)	the pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the fixed assets under construction to the fixed assets: The fixed assets under construction shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Borrowing costs

(1)	Borrowing costs incurred that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that assets. The actual amounts of ancillary costs incurred shall be recognized as an expense in the period in which they are incurred. Qualifying assets are assets (fixed assets, investment property, inventories, etc) that necessarily take a substantial period of time (normally over one year) for acquisition, construction or production to get ready for their intended use or sale.

(2)	capitalization of borrowings cost: Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset (that necessarily take a substantial period of time for acquisition, construction or production go get ready for their intended use or sale), when expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced shall be capitalized, capitalization of borrowing costs shall be suspended during periods in which the acquisition, construction or production of a qualifying asset is interrupted abnormally, when the interruption is for a continuous period of more than 3 months and borrowings cost of that assets discontinue the capitalization when acquired and constructed production is available for use.

(3)	Calculation approach for capitalized borrowing costs: Where funds are borrowed under a specific- purpose borrowing for the acquisition, construction or production of a qualifying asset, the amount of interest to be capitalized shall be the actual interest expense incurred on that borrowing for the period less any bank interest earned from depositing the borrowed funds before being used on the asset or any investment income on the temporary investment of those funds. Where funds are borrowed under general- purpose borrowings and are utilized for the acquisition, construction or production of a qualifying asset, an enterprise shall determine the amount of interest to be capitalized on such borrowings by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditures on the asset over and above the amounts of specific-purpose borrowings. The capitalization rate shall be the weighted average of the interest rates applicable to the general-purpose borrowings.

13.	Intangible assets

(1)	The pricing method of intangible assets: The intangible assets of the Group include mainly the land use rights and the mining rights etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	Intangible assets (continued)

(2)	Amortization and term of the intangible assets: The land use rights and the mining rights are evenly amortized over transferred term since the rights are obtained. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects.

(3)	For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

14.	Long-term deferred expenses

Long-term deferred expenses are various expenditures incurred but that should be allocated over the current and future periods of more than one year. Long-term deferred expenses are evenly amortized over the respective beneficial period.

15.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Impairment of non-financial assets (continued)

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

16.	Goodwill

Goodwill means equity investment cost or the differences between the merger costs and the shareholder’s equity book value of the combined party under the corporate merger not under the same control.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

Impairment test shall be conducted at least once for goodwill separately listed in the financial statements at every year. For the purpose of impairment testing, the carrying amount of goodwill shall be allocated on a reasonable basis to each of the related asset groups or related sets of asset groups based on the synergistic effects of business combination.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	Employee benefits

(1)	Employee benefits

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds and other expenses associated with service rendered by employees.

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

18.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as the external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1) The obligation is a present obligation of the Company;

2) It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3) The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	Coal Industry special reserves

(1)	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) at RMB6 per ton of raw coal mined, which is used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses at RMB8 per ton raw coal mined (standards for the Company’s subsidiary Shanxi Heshun Tianchi Energy Company Limited is RMB15 per ton raw coal mined) and is used for purchase of coal production equipment and safety expense of coal mining structure. The above expenses are taken recognized from the undistributed profits, and reflected separately as Special Reserve under the Surplus Reserve of the Shareholders’ Equity.

(2)	Specific development fund

Pursuant to “Notice of setting up reform and specific Development Fund for provincial key coal corporations” Lucaiqi [2004] No. 28, which was jointly issued by Shandong Province Finance Bureau, State- owned Assets Supervision and Administration Commission of Shandong Provincial Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is accrued at RMB5.00 per tonne of raw coal mined from July 1, 2004 and is used for related expenditures on new mine construction.

Pursuant to “Notice of calling off reform and specific Development Fund for provincial key coal corporations” Lucaiqi [2004] No. 44, which was jointly issued by Shandong Province Finance Bureau, State- owned Assets Supervision and Administration Commission of Shandong Provincial Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is called off accruals to the Company since January 1, 2008.

(3)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No. 40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

(4)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No. 41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	Revenue recognition

The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The revenue is recognized when the Company has received the economic benefits associated with the transaction, and relevant amount of revenue can be reliably measured and meets the recognition standards of special revenue.

(1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, will receive the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue and costs.

(2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

(3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

1)	Interest income is measured based on the length of time for which the Company’s cash is used by others and the applicable interest rate.

2)	Business lease income is recognized by the straight-line methods in the leasing period.

21.	Leases

The lease engaged by the Company is the operating lease and is a lease that does not transfer substantially all the risks and rewards incident to ownership of an asset. Lease payments under operating leases are recorded into an expense in the income statement on a straight-line basis over the lease term.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to off set against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

23.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

24.	Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	Business combinations (continued)

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

25.	Segment reporting

A business segment is a distinguishable component of the Company that is engaged in providing an individual or a group of related products or services and that is subject to risks and returns that are different from those of other components. A geographical segment is a distinguishable component of the Company that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The Company takes the business segment as the primary reporting format and the geographical segment as secondary reporting format. Inter-segment transfers are measured on the basis of actual transaction price for such transfers. The segment incomes and the segment expenses are recognized by the actual incomes and expenses in each segment. If the incomes and expenses are not recognized, they are distributed distinctly according to the ratio of the corresponding segment assets carrying amount.

26.	Fair values recognition of the financial instruments

If there are financial instruments of the active market, their fair values are determined by the preceding prices, and if not, the fair values are determined by adopting the estimation techniques, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and under the volunteer transaction, to consult the current fair values of the other identified financial assets, discounted cash flow techniques and options pricing modes and so on. To adopt the estimation techniques needs to apply the market parameters as many as possible instead of the relevant specified parameters of the Company.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No. 33 – consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Shareholder’s equity in the net assets of consolidated subsidiaries is identified separately from the Group’s equity therein.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

28.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Company needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Company makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation of mining structures

The mining structures are depreciated using the estimated production volume method. The production is the production estimated according to the design of the coal well constructions. The authorities estimate the remaining years usable of the assets depreciated and the production of the coal wells.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	Significant accounting policies and accounting estimates (continued)

(2)	Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises subjective judgments involved in developing information about the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

(3)	Land subsidence, restoration, rehabilitation and environmental costs

The Company should undertake the land resettlement expense and compensation for crop (and additions) on land, and should be responsible for the land restoration and rehabilitation, and the environmental governance, due to the fact that the Company need to resettle the land above the underground mining sites and the land subsidence or environmental issues caused by the coal mining. According to the latest policies and past experiences, the management shall check whether the estimates reflect the responsibilities correctly, caused by the present and past coal mining, at the end of every year, and implement the relevant adjustments.

(4)	Estimated impairment of fixed assets

When there are material changes of economic, technical or legal environment of the operation or there are great changes of market where the assets are located in the current period or in near future, or internal report showing assets performance is lower or likely to be lower than anticipation, reflecting in assets book value is not be able to recover, then the Company will make a double-check on the assets to see whether there are any impairments of fixed assets. When the asset-related future operating cash flows are less than the book value of the related assets, and thus there is a difference between the asset’s book value and recoverable value, then the Company will accrue the amount for the impairment loss. In estimating the recoverable value, the management has taken into account the expected service life of assets, discount of future operating net cash flow and disposal cost which are internally audited.

VI.	TAXES

The major tax categories and tax rate applicable to the Group are as follows:

1.	Income tax

Income tax is calculated at 25% of the total assessable income of the companies of the Group that registered in PRC.

Income tax for Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited is calculated at 30% of the total assessable income of the company.

2.	Value added tax

The value added tax is applicable to the product sales income of the Group. The value added tax is paid at 17% of the corresponding revenue, except for the value added tax on revenue from coal products sales is calculated at 13%. The value added tax payable on purchase of raw materials and so on can offsets the tax payable on sales at the tax rate of 17%, 13%, 7%, 6%, 4%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), the Group tax rate of revenue from sales of coal product has been altered to be 17% from January 1, 2009. Meanwhile, value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales.

Pursuant to the Document (Caishui [2006] No. 139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

3.	Business tax

Business tax is applicable to coal transportation service income of the Group. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

4.	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No. 673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

VI.	TAXES (continued)

5.	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No. 86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne. Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No. 187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

6.	Real estate tax

The tax calculation is based on the 70% of original value of real estate with the applicable tax rate of 1.2%.

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries

Name of subsidiaries		Place of registration	Registered capital	Business scope	Investment capital	Equity held by the company	Voting right held by the company
I.	Subsidiaries acquired under common control
	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB2,100,000	Trade and storage in free trade zone	RMB2,710,000	52.38%	52.38%
	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB1,400,000,000	Production and sales of methanol and acetic acid	RMB1,400,000,000	100.00%	100.00%
	Yancoal Australia Pty Limited	Australia	AUD 64,000,000	investment and shareholding	RMB403,280,000	100.00%	100.00%
	Austar Coal Mine Pty Limited	Australia	AUD 64,000,000	Coal mining and sales	RMB403,280,000	100.00%	100.00%
	Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB1,500,000,000	Coal mining and sales	RMB1,424,340,000	96.67%	96.67%
	Yankuang Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600,000,000	Thermoelectricity investment, coal technology service	RMB508,210,000	100.00%	100.00%
	Shanxi Heshun Tianchi Energy Co., Ltd	Jinzhong, Shanxi	RMB90,000,000	intensive process of coal product	RMB73,180,000	81.31%	81.31%
	Shanxi Tianhao Chemicals Co., Ltd	Xiaoyi, Shanxi	RMB150,000,000	production and sales of methanol and coals	RMB149,770,000	99.85%	99.85%
II.	Subsidiaries acquired not under common control
	Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB5,500,000	Freight transportation and coal sales	RMB10,570,000	92.00%	92.00%

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

1.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade’), established in the end of 1997 with the registration capital of RMB2,100,000, was financed RMB700,000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade “), China Coal Mine Equipment & Mineral Imports and Exports Corporation. (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

2.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co,. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB 800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB 600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB 1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

3.	Yancoal Australia Pty Limited

Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111859119 and it mainly take responsibility of the activities such as operations, budget, investment and finance of the company in Australia.

4.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia Pty, was established in Dec. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

5.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design & Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in Oct. 2002 with the registration capital of RMB600 million, of which, the Company held 95.67%. In July, 2007, Heze Neng Hua increased the registration capital to RMB1.5 billion, in which, this company held 96.67%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the preparation work and the coal sales in Juye Coal field.

6.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to this company and thus this company held 100% in the total registration capital of RMB 600 million. The corporation business license code is 140700100002399_1-1, and the legal representative is Mr. Qu Tianzhi. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

7.	Shanxi Heshun Tianchi Energy Co., Ltd

The former of Shanxi Heshun Tianchi Energy Co., Ltd (as referred to “Heshun Tianchi’) was Guyao Coal Mine found in Heshun County in 1956. In July 2003, Heshun Tianchi was financed and established jointly by Shanxi Neng Hua, Heshun County State-Owned Assets Managing Co., Ltd and Jinzhong City State- Owned Assets Managing Co., Ltd with the registration capital of RMB90 million, of which, Shanxi Neng Hua held equity of 81.31%. Tianchi Coal Field in Heshun has an area of 17.91 km2, the design capacity of 1.20 million tons per year. The Coal Mine was put into operation in Nov. 2006. The corporation business license code is 40000105861137(2/1), and the legal representative is Mr. Wang Xisuo. The company is mainly engaged in raw coal exploitation, extensive coal process and other mining products production and sales and so on.

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

8.	Shanxi Tianhao Chemicals Co., Ltd

Shanxi Tianhao Chemicals Co., Ltd (as referred to “Tianhao Chemicals”) was established jointly by six shareholders of Xiaoyi City Township Enterprise Supplying & Marketing Company, Shanxi Jinhui Coke Chemical Co., Ltd, Xiaoyi City Jinda Coke Co., Ltd and 3 local natural persons in Jan. 2002 with the registration capital of RMB10.01 million. In Feb. 2004, Shanxi Neng Hua increased investment to Tianhao Chemical to RMB60 million, holding 60% equity, and the original shareholders hold 40% totally. In Oct. 2005, the registration capital was raised to RMB150 million but the equity held by Shanxi Neng Hua was raised to 99.85% because of the withdrawal of other shareholders. The corporation business license code is 140000100095998, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in methanol, coke production, development and sales, and inland transportation service.

9.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping”) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB 5.5 Million. The company name was changed into after “Yanmei Shipping” spent RMB 10.57 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

ii.	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of overseas subsidiaries are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except undistributed profits on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items. The exchange difference arsing, from actual overseas operation net investments, due to exchange rate fluctuations shall be presented separately as foreign currency conversion differences under shareholders’ equity items. The disposal of offshore operators shall be included in profit or loss pro rata for the current period.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the spot exchange rates at the date of transaction. The effect of fluctuations of exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

1.	Bank balance and cash

	At December 31, 2008			At January 1, 2008
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
Cash on hand
Including: RMB	562,045		562,045	304,445	—	304,445
USD	20,264	6.8346	138,496	—	—	—
Subtotal	—	—	700,541	—	—	304,445
Cash in bank
Including: RMB	8,492,355,053	—	8,492,355,053	4,891,099,369	—	4,891,099,369
USD	132,021,362	6.8346	902,313,201	87,067,881	7.3046	635,996,044
HKD	8,261,159	0.8819	7,285,516	110,904,279	0.9364	103,850,767
EUR	1,530,648	9.6590	14,784,529	2,906,514	10.6669	31,003,494
AUD	57,422,186	4.7135	270,659,474	18,029,576	6.3893	115,196,370
Subtotal	—	—	9,687,397,773	—	—	5,777,146,044
Other monetary assets
RMB	2,478,792	—	2,478,792	2,101,806	—	2,101,806

Total	—	—	9,690,577,106	—	—	5,779,552,295

(1)	Bank balance and cash in current period increased by 67.67%, which is primarily due to increase of coal sales and RMB 780 million from entrust loan and the interest.
(2)	See VIII 45 for details of restricted bank balance and cash.
(3)	At the end of the current period, bank balance and oversees cash of the Group is RMB 270.66 million, owned by Yancoal Australia Pty, the subsidiary of the Company.

2.	Notes receivable

(1)	Notes receivable category

Notes category	At December 31, 2008	At January 1, 2008
Bank acceptance bills	2,770,332,922	2,732,422,448

Total	2,770,332,922	2,732,422,448

(2)	As at December 31, 2008, the Group had discount immature bills of RMB 1.01347 billion.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable

(1)	The risks analysis of accounts receivable

	At December 31, 2008			At January 1, 2008
Item	Amount RMB	%	Bad debt Provision RMB	Amount RMB	%	Bad debt Provision RMB
Individually significant amount	401,620,297	90.92%	16,064,811	78,081,784	55.16%	3,123,271
Individually insignificant amount with high risks after the combination of credit risk characteristics	13,642,190	3.09%	12,787,176	15,384,906	10.87%	15,384,906
Other insignificant amount	26,479,106	5.99%	657,136	48,077,355	33.97%	2,487,637

Total	441,741,593	100.00%	29,509,123	141,544,045	100.00%	20,995,814

Note:	No impairment has been found through check on individually significant amount, so aging method is adopted in bad debt provision.

(2)	The aging analysis of accounts receivable as follows:

	At December 31, 2008			At January 1, 2008
Item	Amount RMB	%	Bad debt Provision	Amount RMB	%	Bad debt Provision
Within 1 year	428,099,403	96.91%	16,721,947	124,377,863	87.87%	5,605,936
1 to 2 years	1,221,449	0.28%	366,435	1,771,331	1.25%	—
2 to 3 years	—	—	—	9,945	0.01%	4,972
Over 3 years	12,420,741	2.81%	12,420,741	15,384,906	10.87%	15,384,906

Total	441,741,593	100.00%	29,509,123	141,544,045	100.00%	20,995,814

(3)	Accounts receivable due from shareholders of the Company holding more than 5% (including 5%) shares are excluded for the period.

(4)	Total balance of the five largest accounts receivables as up to RMB 381.42 million, accounting for 86% of the total.

(5)	Accounts receivable due from related parties was RMB 6.03 million, accounting for 1% of the total receivables.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

4.	Prepayments

Item	At December 31, 2008		At January 1, 2008
	RMB	%	RMB	%
Within 1 year	109,338,443	99.76%	59,371,153	99.23%
1 to 2 years	19,408	0.02%	461,500	0.77%
2 to 3 years	237,900	0.22%	—	—

Total	109,595,751	100.00%	59,832,653	100%

(1)	Prepayments with aging over 1 year are for equipments, the Group has not taken delivery of goods.

(2)	The prepayments in the end of the current period increased by 83%, which is primarily due to prepayments for mining equipments in large amounts.

(3)	Total balance of the five largest accounts repayable as up to RMB 47.5 million, accounting for 43% of the total.

(4)	Prepayments by the end of the period due from shareholders of the Company holding more than 5% (including 5%) shares are not included.

(5)	Balance of foreign currency in prepayments

	At December 31, 2008			At January 1, 2008
Item	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
USD	1,573,861	6.8346	10,756,710	1,333,098	7.3046	9,737,748
EUR	103,181	9.6590	996,625	140,802	10.6669	1,501,921
AUD	175,883	4.7135	829,025	316,151	6.3893	2,019,984

Total	—	—	12,582,360	—	—	13,259,653

5.	Other receivables

(1)	The aging analysis of other receivables

	At December 31, 2008			At January 1, 2008
Item	Amount RMB	%	Bad debt Provision	Amount RMB	%	Bad debt Provision
Within 1 year	84,351,295	25.13%	2,076,282	290,348,682	83.93%	7,277,913
1 to 2 years	229,688,902	68.44%	2,795,084	25,769,115	7.45%	3,215,373
2 to 3 years	4,758,262	1.42%	171,174	3,523,984	1.02%	328,590
Over 3 years	16,811,177	5.01%	11,811,177	26,276,941	7.60%	19,295,412

Total	335,609,636	100.00%	16,853,717	345,918,722	100.00%	30,117,288

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Other receivables (continued)

(2)	The risks analysis of other receivables

	At December 31, 2008			At January 1, 2008
Item	Amount RMB	%	Bad debt Provision	Amount RMB	%	Bad debt Provision
Individually significant amount	196,419,495	58.53%	—	200,835,408	58.05%	8,033,416
Individually insignificant amount with high risks after the combination of credit risk characteristics	16,811,177	5.01%	11,811,177	26,276,941	7.60%	19,295,412
Other insignificant amount	122,378,964	36.46%	5,042,540	118,806,373	34.35%	2,788,460

Total	335,609,636	100.00%	16,853,717	345,918,722	100.00%	30,117,288

(3)	Other receivables wrote off in current period

Items	Character of other receivables	Amount write off	Reason	Whether caused by related transactions
Electricity trading expense	Electricity expense	2,645,774	Long-outstanding not be able to recover	NO

TOTAL		2,645,774

(4)	Other receivables due from shareholders of the Company holding more than 5% (including 5%) shares.

	At December 31, 2008		At January 1, 2008
Company	Amount of debt RMB	Bad Debt Provision	Amount of debt RMB	Bad Debt Provision
Yankuang Group	8,800,000	—	8,800,000	—

TOTAL	8,800,000	—	8,800,000	—

(5)	Total balance of the five largest other receivables amounts to RMB196.42 million, which accounts for 58.53% of the total.

(6)	As at December 31, 2008, pursuant to Lucaizong Document [2005] No. 81, the Company had paid the government RMB200 million for environment protection, which constitute the main part of receivables aging 1 to 2 years and 2 to 3 years. The management of the Company believes that there is no major problem in recovery the receivable.

(7)	Other receivables due from related parties was RMB20.21 million, accounting for 6% of other receivables.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

6.	Provision for decline in value of inventories

(1)	Inventory category

Items	At December 31, 2008	At January 1, 2008
Raw materials	227,664,786	248,411,286
Finished goods	591,934,106	191,722,342

Total	819,598,892	440,133,628

(2)	Inventories increased by 86% due to increase of coal inventory caused by the decline of national coal demand.

(3)	No provision for inventory.

(4)	Ending inventory excludes mortgaged inventory.

7.	Other current assets and other current liabilities

(1)	Other current assets

Items	At December 31, 2008	At January 1, 2008
Land subsidence, restoration, rehabilitation and environment costs	1,151,895,418	—
Prepaid freight and handling charges	—	10,933,507

TOTAL	1,151,895,418	10,933,507

(2)	Other current liabilities

Items	At December 31, 2008	At January 1, 2008
Land subsidence, restoration, rehabilitation and environment costs	450,978,948	19,634,780

TOTAL	450,978,948	19,634,780

Note:	The consequence of coal mining activities is land subsidence above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites, and compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The prepayments are presented in profit or loss from underground mining cost. Based on their past experiences, the management provides reserves according to the best estimation as they could make on the likely expenditures in the future, and reverse the accruals after payment.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7.	Other current assets and other current liabilities (continued)

(2)	Other current liabilities (continued)

Considering the time difference between the payment and mining exists, the prepayments and future expenses related to the mining would be presented under current assets at the year end; if the accumulated payment is less than the accruals provided, and such shortage of payment would be presented under current liabilities at the year end.

Other current liabilities increased mainly due to increase of land subsidence prepayments and arable land possess tax; while other current assets increased, increase of prepayments for villages relocation in mining land.

8.	Available-for sales financial assets

Item	Fair value at December 31, 2008	Fair value at January 1, 2008
Shenergy Co., Ltd	133,720,161	393,123,879
Jiangsu Lianyungang Port Co., Ltd.	5,727,000	15,962,000

TOTAL	139,447,161	409,085,879

(1)	The above fair value was based on the closing price of Shanghai Stock Exchange on the balance sheet date

(2)	Available-for-sale financial assets decreased by 65.91%, which is mainly due to the decreased share price of available for sale shares.

9.	Non current assets due within a year

Item	At December 31, 2008	At January 1, 2008
Entrust loan	—	640,000,000

Total	—	640,000,000

Note:	The designated deposit represents an instructed deposit of RMB640, 000,000 with Bank of China Jining Branch to Shandong Xinjia Industry Co., Ltd., secured by Lianda Group. Mediated by People’s Court, the Company recovered capital of RMB 640 million and interest of RMB 140 million.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Long-term equity investments

(1)	Long-term equity investments

Item	At December 31, 2008	At January 1, 2008
Equity investments under cost method	440,000	440,000
Equity investments under equity method	830,195,111	897,561,770
Long-term equity investments – Total	830,635,111	898,001,770
Less: provision for impairment	—	—
Long-term equity investments – net	830,635,111	898,001,770

(2)	Under cost method and equity method

Name of investees	Shares proportion	Ratio of voting share	Original amount	Opening balance	Reversals	Closing balance
Under cost method
Zhejiang Jiangshan Concrete Co., Ltd	0.489%	0.489%	440,000	440,000	—	440,000
Subtotal			440,000	440,000	—	440,000
Under equity method
China HD Zoucheng Co., Ltd.	30.00%	30.00%	900,000,000	897,561,770	67,366,659	830,195,111
Subtotal			900,000,000	897,561,770	67,366,659	830,195,111

Total			900,440,000	898,001,770	67,366,659	830,635,111

(3)	Investment in joint venture and associated company

Name of investees	Registered location	Business nature	Shares proportion	Ratio of voting share	Net assets by the end of the period	Operating revenue	Net profit
Associated company
China HD Zoucheng Co., Ltd.	Zoucheng Shandong	Electricity power	30%	30%	2,767,317,035	3,650,660,575	-224,555,531

Total					2,767,317,035	3,650,660,575	-224,555,531

(4)	No impairment occurred in the Company’s long-term equity investment, so no provision was made.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

11.	Fixed assets

(1)	Fixed assets list

Item	At January 1, 2008	Addition	Exchange gain and loss	Reversals	At December 31, 2008
Cost price	17,612,377,505	1,849,401,118	-270,728,772	51,017,650	19,140,032,201
Land	57,312,020	—	-15,031,926	—	42,280,094
Buildings	2,626,234,524	427,227,470	-3,066,323	976,046	3,049,419,625
Mining structure	3,691,820,776	11,184,309	—	—	3,703,005,085
Railway structure	886,253,749	134,960,353	—	—	1,021,214,102
Harbour works and craft	250,348,889	5,455,934	—	—	255,804,823
Plant, machinery and equipments	9,701,345,002	1,211,987,903	-252,630,523	45,995,821	10,614,706,561
Transportation equipment	399,062,545	26,340,561	—	4,045,783	421,357,323

Others	—	32,244,588	—	—	32,244,588

Accumulated depreciation	8,748,801,987	1,143,888,183	-51,187,745	43,507,966	9,797,994,459
Buildings	1,259,034,255	94,525,609	-804,750	387,243	1,352,367,871
Mining structure	1,724,184,927	80,537,802	—	—	1,804,722,729
Railway structure	473,017,435	62,497,490	—	—	535,514,925
Harbour works and craft	24,276,681	42,652,881	—	—	66,929,562
Plant, machinery and equipments	5,002,858,204	832,725,215	-50,382,995	39,393,412	5,745,807,012
Transportation equipment	265,430,485	23,480,659	—	3,727,311	285,183,833

Others	—	7,468,527	—	—	7,468,527

Provision for devaluation	20,042,963	—	—	—	20,042,963
House buildings	20,042,963	—	—	—	20,042,963
Book Value	8,843,532,555	705,512,935	-219,541,027	7,509,684	9,321,994,779
Land	57,312,020	—	-15,031,926	—	42,280,094
Buildings	1,347,157,306	332,701,861	-2,261,573	588,803	1,677,008,791
Mining structure	1,967,635,849	-69,353,493	—	—	1,898,282,356
Railway structure	413,236,314	72,462,863	—	—	485,699,177
Harbour works and craft	226,072,208	-37,196,947	—	—	188,875,261
Plant, machinery and equipments	4,698,486,798	379,262,688	-202,247,528	6,602,409	4,868,899,549
Transportation equipment	133,632,060	2,859,902	—	318,472	136,173,490

Others	—	24,776,061	—	—	24,776,061

(2)	Among the increase amount of fixed assets, RMB1,847.16 million is transferred from construction in process.

(3)	House property ownership certificates have not been granted to Heze Neng Hua, the subsidiary of the Company, and the cost price of relevant assets is RMB 83.87 million

(4)	There is no provision and depreciation of fixed assets of lands, as subsidiary company Austar enjoys the permanent ownership of the land of Australia Southland Coal Mine.

(5)	As at December 31, 2008, there were no idle nor frozen or mortgaged fixed assets.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

12.	Construction in progress

(1)	List of construction in progress

Items	Budget RMB	At January 1, 2008 RMB	Additions RMB	Transfers upon Completion RMB	Exchange realignment RMB	At December 31, 2008 RMB	Proportion to budget %
Repairing construction	248,101,976	343,253,068	456,871,561	544,868,725	-70,841,705	184,414,199	74.33%
Technical revamping	83,224,304	46,267,134	228,466,293	203,443,488	—	71,289,939	85.66%
Infrastructure construction	6,424,881,432	3,899,050,335	1,611,533,382	997,104,511	—	4,513,479,206	70.25%
Safety construction	41,666,278	650,000	133,359,500	101,738,968	—	32,270,532	77.45%

TOTAL	6,797,873,990	4,289,220,537	2,430,230,736	1,847,155,692	-70,841,705	4,801,453,876

(2)	Projects funds are internally generated funds, no interest was capitalized for the year.

13.	Materials held for construction of fixed assets

Items	At January 1, 2008	Addition	Reversals	At December 31, 2008
Materials held for construction	220,269,083	345,257,064	540,544,697	24,981,450
Equipments held for construction	9,191,704	347,448,449	355,624,555	1,015,598

TOTAL	229,460,787	692,705,513	896,169,252	25,997,048

Note:	Materials decreased by 88.67% due to materials being consumed in constructions under progress.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

14.	Intangible assets

(1)	Intangible assets

Item	At January 1, 2008	Exchange realignment	Addition	Disposals	At December 31, 2008
Cost	949,443,496	-33,744,269	815,474,275	—	1,731,173,502
Land use rights	696,672,107	—	68,135,575	—	764,807,682
Mining rights	252,771,389	-33,744,269	747,338,700	—	966,365,820

Accumulated amortization	160,938,712	-5,060,372	44,014,365	—	199,892,705
Land use rights	106,284,378	—	15,108,751	—	121,393,129
Mining rights	54,654,334	-5,060,372	28,905,614	—	78,499,576

Book value	788,504,784	-28,683,897	771,459,910	—	1,531,280,797
Land use rights	590,387,729	—	53,026,824	—	643,414,553
Mining rights	198,117,055	-28,683,897	718,433,086	—	887,866,244

(2)	Land use rights

When the Company was set up, Yankuang Group invested RMB310.24 million as land use rights, RMB8.89 million for land use rights of Jining III, RMB267.53 million for land use rights of Railway Assets, RMB11.38 million for land use rights of Heshun Tianchi, RMB18.59 million for land use rights of Yulin Neng Hua and RMB68.14 million for land use rights of Heze Neng Hua.

(3)	The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No. 032 of China Land Consultation and Evaluation Centre with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land.

Both the land use rights of Jining III and of Railway Assets are bought by Yankuang Group at evaluated amount. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No. 7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zheng Hexin Limited Liability CPA with the method of cost revaluation.

The land use right of the subsidiaries of the Company, Heshun Tianchi, Yulin Neng Hua and Heze Neng Hua is purchased from the local government.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

14.	Intangible assets (continued)

(4)	Mining rights: including mining rights RMB 132.48 million of Jining III, mining rights RMB86.55 million of Southland and mining rights RMB747.34 million of Zhaolou Coal Mine. Mining rights of Jining III are purchased from Yankuang Group at evaluation price, and are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No. 11 Zong No. 24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cash flow. Austar acquired mining rights of Southland through Southland Coal Pty limited at market value. Mining rights of Zhaolou Coal Mine are purchased by Heze Neng Hua from Yankuang Group at evaluation price, and are revaluated by reference to the revaluation report Jingwei Pingbaozi [2007] No. 079 of Beijing Jingwei Assets Evaluation Co., Ltd. with the method of discounting cash flow

(5)	Current intangible assets increased by 94%, due to the newly increased mining rights of RMB747.34 million of Zhaolou Coal Mine of Heze Neng Hua.

15.	Goodwill

Item	At December 31, 2008	At January 1, 2008
Acquisition of Yanmei Shipping	10,045,361	10,045,361
Goodwill – Net	10,045,361	10,045,361

Note:	Yanmei Shipping is the subsidiary acquired in a business combination not involving enterprises under common control. The goodwill is the excess of the cost of acquisition over the Yanmei Shipping’s interest in the fair value of the identifiable net assets at the date of acquisition.

16.	Long-term deferred assets

Item	At December 31, 2008	At January 1, 2008
Prepayment for resource compensation fees	18,730,271	21,728,081
Net	18,730,271	21,728,081

Note:	In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of raw coal mined. Heshun Tianchi has prepaid resources compensation fees equivalent to explore 10 million ton ROM coals which would be amortized according to the actual production.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

17.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Item	At December 31, 2008	At January 1, 2008
1. Deferred tax assets	46,022,367	31,174,701
Deferred tax assets of the parent company	9,470,141	—
Deferred tax assets of Yancoal Australia	36,552,226	31,174,701
2. Deferred tax liabilities	—	283,063,923
Deferred tax liabilities of the parent company	—	283,063,923

(2)	Temporary differences

1)	Temporary differences of the parent company

Item	At December 31, 2008	At January 1, 2008
1. Deductible temporary differences items
Payable subsidence fees	450,978,948	—
Amortized not paid salaries	273,619,575	—
Mining rights	135,140,510	—
Bad debt provision	40,758,503	—
Subtotal	900,497,536	—
2. Taxable temporary differences items
Safety fees adjustment	785,350,503	785,350,503
AFS financial assets fair value adjustment	77,266,468	346,905,188
Subtotal	862,616,971	1,132,255,691
Net of deducted	37,880,565	-1,132,255,691
Income tax rate	25%	25%
Deferred taxes	9,470,141	-283,063,923

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

17.	Deferred tax assets and deferred tax liabilities (continued)

(2)	Temporary differences (continued)

2)	Temporary differences of the Yancoal Australia

Item	At December 31, 2008	At January 1, 2008
1. Deductible temporary differences items
Not recovered loss	223,046,588	103,915,670
Hedging instrument liability	29,434,975	—
Development expenditure	27,828,033	—
Withhold not paid salaries	21,841,668	—
Amortization of assets	6,127,660	—
Others	3,703,287	—
Subtotal	311,982,211	103,915,670
2. Taxable temporary differences items
Unrealized foreign currency profit and loss	101,396,529	—
Fixed assets recognition criteria	70,909,595	—
Others	17,835,334	—
Subtotal	190,141,458	—
Net of deducted	121,840,753	103,915,670
Income tax rate	30%	30%
Deferred taxes	36,552,226	31,174,701

Note:	Pursuant to regulations in Accounting Standards for Business Enterprises 2008, net of offset of deferred tax assets and deferred tax liabilities of the same company shall be presented.

18.	Other non-current assets

Items	At December 31, 2008	At January 1, 2008
Deposit made on investment	117,925,900	117,925,900
Prepayment for equipment	—	188,551,092

Total	117,925,900	306,476,992

(1)

Note:   The Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB 196.8 million, with RMB 78.87 million still not paid by the Company. Related formalities are still in progress.

(2)	Other non-current assets of the period decreased by 62%, which is mainly due to goods of the prepayments at the beginning of the period arrived.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

19.	Provision for devaluation of assets statement

		Increase		Decrease
Items	At January 1, 2008	Provision of the year	Recovered after written off	Reversal	Others	At December 31, 2008
Bad debt provision	51,113,102	8,513,309	2,264,650	12,882,446	2,645,774	46,362,841
Fixed assets devaluation provision	20,042,963	—	—	—	—	20,042,963

Total	71,156,065	8,513,309	2,264,650	12,882,446	2,645,774	66,405,804

20.	Notes payable

Items	At December 31, 2008	At January 1, 2008
Commercial note payable	175,662,080	154,519,715

Total	175,662,080	154,519,715

21.	Accounts payable

(1)	Accounts payable

Items	At December 31, 2008	At January 1, 2008
Total	788,882,088	559,346,058

Including: over 1 year	142,491,357	—

(2)	Accounts payable of the current period increased 41%, mainly due to the Company has not settled accounts in time with suppliers.

(3)	Large amount accounts payable aging over 1 year mainly is last payment payable for electrical, machinery and comprehensive equipment or for maintenance of important parts, and there is no large amount of accounts payable after the period.

(4)	Accounts payable in the end of the current period payable to shareholders of the Group holding more than 5% (including 5%) shares are excluded for the period.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

21.	Accounts payable

(5)	Foreign currency balance in accounts payable

	At December 31, 2008			At January 1, 2008
Item	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB
USD	653,998	6.8346	4,469,815	6,961,135	7.3046	50,848,307
AUD	4,326,774	4.7135	20,394,249	6,650,443	6.3893	42,491,675

Total	—	—	24,864,064	—	—	93,339,982

22.	Advances from customers

(1)	Advances from customers

Item	At December 31, 2008	At January 1, 2008
Total	794,821,907	983,294,466
Including: over 1 year	43,149,345	30,127,696

(2)	Advances from customers aging over 1 year is presented due to customers did not pick up coals after advance payments, part of which has been carried forward after the balance sheet date.

(3)	Advances from customers in the end of the current period payable to shareholders of the Group holding more than 5% (including 5%) shares are excluded for the period.

23.	Salaries and wages payable

Items	At January 1, 2008	Addition for this period	Payment for the period	At December 31, 2008
Salary (including bonus, allowance and subsidies)	284,760,432	2,790,651,244	2,767,604,134	307,807,542
Staff welfare	—	199,090,502	199,090,502	—
Social insurance	19,788,930	420,553,594	386,484,215	53,858,309
including: 1. Medical insurance	7,085,981	91,090,367	93,578,289	4,598,059
2. Basic pension insurance	2,927,497	206,917,281	167,280,381	42,564,397
3. Unemployment insurance	6,949,859	49,153,007	50,800,909	5,301,957
4. Injury insurance	381,105	49,384,812	49,765,917	—
5. Maternity insurance	2,444,488	24,008,127	25,058,719	1,393,896
Housing fund	1,253,649	141,175,770	139,842,322	2,587,097
Union fund and Staff education fund	31,472,916	140,575,943	111,772,152	60,276,707

Total	337,275,927	3,692,047,053	3,604,793,325	424,529,655

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

24.	Taxes payable

Item	Tax rate	At December 31, 2008	At January 1, 2008
Value added tax	17%,13%,7%	218,379,523	179,680,281
Business tax	3%,5%	3,353,360	3,627,571
Income tax	25%	416,866,377	9,933,656
Resource tax	3.6,3.2/ton	12,374,056	9,261,436
Price reconciliation fund	2%	34,107,519	61,663
Others		26,289,629	26,092,584

Total		711,370,464	228,657,191

Note:	Taxes increased by 211% compared with that of last period, mainly due to increase of income tax payable in this period.

25.	Other payables

(1)	Other payables

Item	At December 31, 2008	At January 1, 2008
Total	2,039,885,070	1,909,171,032
Including: aging over 1 year	490,602,389	—

Note:	Large amount other payable with aging over 1 year is payable last payment for constructions; large amount payable is not paid after the period.

(2)	Payables due to shareholders of the Group holding more than 5% (including 5%) shares.

Company Name	At December 31, 2008	At January 1, 2008
Yankuang Group	572,641,496	469,073,383

Total	572,641,496	469,073,383

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

25.	Other payables (continued)

(3)	Other payables with large amount by the end of the period

Item	Payable RMB	Age	Nature
Yankuang Group Co., Ltd.	572,641,496	Within 1 year	Resources compensation fees, Project funds etc.
Yankuang Keao Aluminium Co., Ltd.	14,024,873	Within 1 year	Gas, heat etc.
Zhongmei International Engineering Beijing Huayu Company	26,255,278	Within 1 year	Design fee
Yankuang Group Zoucheng Donglian Industry and Trade Co., Ltd.	22,877,489	Within 1 year	Housing repairing fees
Shandong Hua Ju Energy Co., Ltd.	22,523,447	Within 1 year, 1 to 2 years	Electricity, heat etc.

Total	658,322,583

(4)	Foreign currency balance in other payables

	At December 31, 2008			At January 1, 2008
Item	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB
AUD	54,281,879	4.7135	255,857,637	127,791,635	6.3893	816,499,094

Total			255,857,637			816,499,094

26.	Tradable financial liability

Items	Fair value At December 31, 2008	Fair value At January 1, 2008
Derivative Financial Liabilities	29,434,968	—

Total	29,434,968	—

Note:	In order to avoiding risk of exchange rate changes, the subsidiary Yancoal Australia entered into forward foreign exchange contract, which constitutes cash flow hedge. On December 31, 2008, derivative financial liabilities reflected fair value of immature contract, which was confirmed on the basis of public offering market rate on balance sheet day.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

27.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At December 31, 2008	At January 1, 2008
Long-term borrowing due within a year	82,000,000	72,000,000
Long-term payable due within a year	12,648,464	11,398,801

Total	94,648,464	83,398,801

(2)	Long-term borrowing due within a year

Loan category	Currency	At December 31, 2008	At January 1, 2008
Guaranteed loan	RMB	82,000,000	72,000,000

Total		82,000,000	72,000,000

28.	Long-term loan

Loan category	Currency	At December 31, 2008	At January 1, 2008
Guaranteed loan	RMB	176,000,000	258,000,000

Total		176,000,000	258,000,000

Note:	All guaranteed loan of the Group by the end of this period is guaranteed by Yankuang Group.

29.	Long-term payable

Items	At December 31, 2008	At January 1, 2008
Payable for acquisition of Jining III’s mining rights	12,031,276	24,680,161

Total	12,031,276	24,680,161

Note:	Items such as Work Safety Expense and Wei Jian Fei etc. are presented in Surplus Reserve with retroactive restatement. See Note IV.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

30.	Share capital

Shareholders names/class	At January 1, 2008		At December 31, 2008
	Amount	%	Amount	%
Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	52.86%	2,600,000,000	52.86%
other domestic share holders	61,800	0.00%	61,800	0.00%
including: Legal person shareholding within the borders	—	—	—	—
Natural person shareholding within the borders	61,800	0.00%	61,800	0.00%
Subtotal shares with trading moratorium conditions	2,600,061,800	52.86%	2,600,061,800	52.86%
shares without trading moratorium A shares	359,938,200	7.32%	359,938,200	7.32%
H shares	1,958,400,000	39.82%	1,958,400,000	39.82%
Subtotal of shares without trading moratorium	2,318,338,200	47.14%	2,318,338,200	47.14%

Total share capital	4,918,400,000	100.00%	4,918,400,000	100.00%

(1)	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform.

(2)	The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439, capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi(01) No. 040, and Deshibao (Yan)zi (04) No. 037, and Deshibao (Yan)zi (05) No. 0031. Each share has a par value of RMB1.

31.	Capital reserves

Items	At January 1, 2008	Addition	Reversals	At December 31, 2008
Share premium	2,861,963,645	—	—	2,861,963,645
Other capital reserves	2,081,405,437	—	213,964,816	1,867,440,621

Total	4,943,369,082	—	213,964,816	4,729,404,266

Note:	Decrease in capital reserves for the period was caused by the change of fair value of available-for-sale financial assets and cash flow hedging contract held by the Group.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

32.	Surplus reserves

Items	At January 1, 2008	Addition	Reversals	At December 31, 2008

Statutory common reserve fund	2,177,689,805	645,485,628	—	2,823,175,433
Special reserve	995,952,070	463,431,794	295,100,000	1,164,283,864

Total	3,173,641,875	1,108,917,422	295,100,000	3,987,459,297

Note:	Items such as Work Safety Expense and Wei Jian Fei etc. are presented in Surplus Reserve with retroactive restatement. See Note IV.

33.	Undistributed profits

Items	At December 31, 2008	At January 1, 2008
Closing balance of last period	7,729,922,091	6,307,125,592
Add: retroactive adjustment from accounting policy change (Note IV.1)	284,367,307	336,469,295
Opening balance	8,014,289,398	6,643,594,887
Add: Net profit for the year	6,483,641,403	3,218,798,343
Use of Work Safety Expense, Wei Jian Fei and Future Development Fund	295,100,000	97,500,730
Less: Appropriations to statutory common reserve fund	645,485,628	338,189,747
Distribution of dividend	836,128,000	983,680,000
Withdraw Work Safety Expense, Wei Jian Fei and Future Development Fund	463,431,794	623,734,815
Closing balance	12,847,985,379	8,014,289,398
including: proposed cash dividend	1,967,360,000	836,128,000

34.	Minority interest

Subsidiary	Proportion of minority interest	At December 31, 2008	At January 1, 2008
Shanxi Tianhao	0.15%	50,525	139,211
Shanxi Tianchi	18.69%	—	111,817
Yanmei Shipping	8.00%	928,292	874,208
Zhongyan Company	47.62%	3,835,760	3,863,260
Heze Neng Hua	3.33%	45,057,104	44,666,372

Total		49,871,681	49,654,868

Note:	The Shareholders’ Equity, RMB-58.22 million, caused by loss of Tianchi Energy, the subsidiary of the Group, is carried by the Group.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

35.	Operation revenue and operation cost

Items	2008	2007
Principal operations	25,292,354,924	15,799,498,439
Other operations	831,196,721	796,333,988
Total	26,123,551,645	16,595,832,427
Principal operations cost	12,201,640,262	7,480,242,207
Other operations cost	905,668,286	744,074,900

Total	13,107,308,548	8,224,317,107

(1)	Principal operations – Classification by sector

Items

	2008		2007
	Operation revenue	Operation cost	Operation Revenue	Operation cost
Coal mining	24,937,883,849	11,839,953,994	15,588,825,960	7,293,931,905
Coal chemical	38,667,634	37,833,952	—	—
Electricity power	60,088,971	88,252,514	—	—
Other	255,714,470	235,599,802	210,672,479	186,310,302

Total	25,292,354,924	12,201,640,262	15,799,498,439	7,480,242,207

(2)	Principal operations – Classification by product

Items

	2008		2007
	Operation revenue	Operation cost	Operation revenue	Operation cost

Revenue from domestic sales of coal products	21,177,460,205	9,289,247,152	13,627,053,398	5,981,788,307
Revenue from export sales of coal products	1,850,785,828	740,365,188	1,566,004,996	933,963,447
Sales of coal purchased from other companies	1,909,637,816	1,810,341,654	395,767,566	378,180,151
Revenue from railway transportation services	255,714,470	235,599,802	210,672,479	186,310,302
Sales of electricity power	60,088,971	88,252,514	—	—
Sales of methanol	38,667,634	37,833,952	—	—

Total	25,292,354,924	12,201,640,262	15,799,498,439	7,480,242,207

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

35.	Operation revenue and operation cost (continued)

(3)	Principal operations – Classification by area

Area

	2008		2007
	Operation revenue	Operation cost	Operation revenue	Operation cost
Domestic	23,441,569,096	11,461,275,074	14,233,493,443	6,546,278,760
International	1,850,785,828	740,365,188	1,566,004,996	933,963,447

Total	25,292,354,924	12,201,640,262	15,799,498,439	7,480,242,207

(4)	Total sales amount of the 5 largest customers in 2008 is RMB 8178.55 million, which accounts for 31% in total revenue.

(5)	The commercial coal sales of this period is essentially flat with the previous period. However the operating revenue of the period increased by 57% compared with the same period of last year, which was mainly due to the huge rise in average sales price of the commercial coal. The operating cost increased by 59% caused mainly by the increase in the land subsidence compensation fee and relevant labour cost. The increase in the land subsidence expenditure was mainly due to the rise in the compensation standards and the compensation caused by the change of government policies which were not included in the land subsidence compensation in the past.

36.	Operating taxes and surcharges

Items	Proportion	2008	2007
Business tax	3%,5%	10,600,912	11,160,156
City construction tax	7%	164,501,848	103,718,757
Education fee	3%	94,620,708	58,683,219
Resource tax	3.2,3.6/ton	122,553,709	124,606,029

Total		392,277,177	298,168,161

Note:	Operating taxes and surcharges of this period increased by 32% compared with the same period of last year; mainly due to the simultaneous increase of turnover tax and surcharges with income increase.

37.	Overhead expenses

Items	2008	2007
labor cost	1,464,744,095	1,309,393,079
Repairing and technological development expenses	502,265,008	450,203,668
Other	936,904,887	819,033,259

Total	2,903,913,990	2,578,630,006

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

38.	Financial expenses

Items	2008	2007
Interest expenses	37,232,943	27,221,625
Less: interest income	141,472,510	103,563,604
Add: exchange loss	328,857,544	3,189,860
Add: other expenses	8,961,024	700,669

Total	233,579,001	-72,451,450

Note:	Financial expenses of this period increased by 422.39% compared with the same period of last year; mainly due to exchange loss caused by change of exchange rate in 2008.

39.	Impairment loss

Items	2008	2007
Bad debt	-4,369,137	-4,364,203

Total	-4,369,137	-4,364,203

40.	Investment income

(1)	Sources of investment income

Items	2008	2007
Long-term equity investment income under equity method	-67,366,659	-2,438,230
Income of entrust loan	132,230,000	—
Investment from AFS financial assets	7,401,387	7,143,648

Total	72,264,728	4,705,418

(2)	Long-term equity investment income under equity method

Items	2008	2007	Reason of change
Total	-67,366,659	-2,438,230
Including:
China HD Zoucheng Co., Ltd.	-67,366,659	-2,438,230	Losses increase

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

41.	Non-operating income

Items	2008	2007
Gain on disposal of non-current assets	13,706,989	25,003,458
Including: gain on disposal of fixed assets	13,706,989	25,003,458
Government grant income	3,500,000	300,000
Other	1,541,209	4,086,329

Total	18,748,198	29,389,787

Note:	Non-operating income of this period decreased by 36.21% compared with the same period of last year; mainly due to decrease of gain on disposal of fixed assets.

(2)	Government grant income

Items	2008	2007	Approval number
Investment Incentive	3,500,000		Xiaozheng Fa [2008] No. 65
Investment in oversees resources and economical corporation		300,000	Shanggui Letter [2005] No.146

Total	3,500,000	300,000

42.	Non-operating expenses

Items	2008	2007
Loss on disposal of non-current assets	1,408,356	339,742,700
Including: loss on disposal of fixed assets	1,408,356	339,742,700
Donation expenditure	18,155,000	—
Inventory shortage loss	71,205	—
Other	6,324,807	33,730,015

Total	25,959,368	373,472,715

Note:	Non-operating expense of this period decreased by 93.05% compared with the same period of last year; mainly due to decrease of loss on disposal of fixed assets.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

43.	Income taxes

(1)	Income taxes

Items	2008	2007
Current tax expense	2,617,149,799	1,413,168,983
Deferred tax expense	-230,019,535	-83,287,071

Total	2,387,130,264	1,329,881,912

(2)	Current tax expense

Items	Amount
Total profit of the year	8,875,869,098
Add: increase of tax adjustment	544,470,288
Less: decrease of tax adjustment	13,300,275
Taxable income of the year	9,407,039,111
Statutory income tax rate (25%)	25.00%
Income tax payable of the year	2,351,759,778
Add: other adjustment	265,390,021
Current tax expense	2,617,149,799

(3)	Income taxes increased by 79%; mainly due to increase of profit.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

44.	Computation process of basic and diluted earnings per share

Items	No.	2008	2007
Net profit attributable to shareholders of the parent company	1	6,483,641,403	3,218,798,343
Extraordinary gain attributable to parent company	2	99,315,163	-240,916,396
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	3=1-2	6,384,326,240	3,459,714,739
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition and shares dividend distribution addition (i)	5	—	—
Shares added by issuing and debt-to-equity (ii)	6	—	—
Shares added (ii) months from next month to the end of the period	7	—	—
Shares decreased by buy-back and shares shrink	8	—	—
Month from the next month to the end of the month	9	—	—
Duration the period	10	12	12
Weighted average of common shares issued	11=4+5+6×7÷10-8×9÷10	4,918,400,000	4,918,400,000
basic earning per share (i)	12=1÷11	1.3182	0.6544
basic earning per share (ii)	13=3÷11	1.2980	0.7034
common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
income tax rate	16	—	—
Shares added through stock warrant and option exertion	17	—	—
Diluted earning per share (i)	18=[1+(14-15)×(1-16)]÷(11+17)	1.3182	0.6544
Diluted earning per share (ii)	19=[3+(14-15)×(1-16)]÷(11+17)	1.2980	0.7034

45.	Cash flow

(1)	Cash and cash equivalents are including:

Items	2008	2007
Cash	8,439,577,426	5,719,545,348
Including: cash on hand	700,541	304,445
Deposits that can be readily drawn on demand	8,436,398,093	5,717,139,097
Other currency that can be readily drawn on demand	2,478,792	2,101,806
Cash equivalents	—	—
Cash and cash equivalents balance	8,439,577,426	5,719,545,348
Non-cash equivalents in monetary fund	1,250,999,680	60,006,947

Note:	The amount RMB78,790,866 represents the deposits placed in banks secured for the future payment of land subsidence, restoration, rehabilitation and environmental costs of Austar under the request of Australia government; the Company’s deposit RMB10,000,000 of Work Safety Expenses; Fixed deposit of RMB1,153,385,478 of the Company and deposit of RMB8,823,336 placed in the back. The above mentioned limited amounts the group totals up to RMB1,250,999,680.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

45.	Cash flow (continued)

(2)	Cash received/paid relating to operating activities/investment/finance activities

1)	OTHER CASH RELATING TO OPERATING ACTIVITIES

Items	2008	2007
Interest income	141,348,612	103,563,604
Assets leasing and sundry revenue	51,473,903
Government grants	3,500,000	300,000
Received cash from funds paid on other’s behalf	—	326,067,569
Other	—	4,086,329

Total	196,322,515	434,017,502

2)	OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

Items	2008	2007
Payments for selling and administrative expenses	1,473,846,726	1,821,319,523
Donations and others	23,882,960	—
Others	3,677,477	208,782,072

Total	1,501,407,163	2,030,101,595

3)	OTHER CASH RECEIVED RELATING TO INVESTING ACTIVITIES

Items	2008	2007
Cash received from bank securities	—	59,404,380

Total	—	59,404,380

4)	OTHER CASH PAID RELATING TO INVESTING ACTIVITIES

Items	2008	2007
Addition of fixed certificates of deposit and restricted deposit	1,190,992,733	—

Total	1,190,992,733	—

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

45.	Cash flow (continued)

(3)	Supplemental information of consolidated cash flow statement

Items	2008	2007
1. Reconciliation of net profit to net cash flow from operating activities
Net profit	6,481,645,743	3,216,570,620
Add: Provision of impairment of assets	-4,369,137	-4,364,203
Depreciation of fixed assets	1,143,888,183	972,327,026
Amortization of intangible assets	44,014,365	23,829,655
Amortization of long-term deferred expenses	2,997,810	3,339,247
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-12,298,633	314,739,242
Financial expenses (“-” represents gain)	246,994,006	27,221,625
Loss arising from investments (“-” represents gain)	-72,264,728	-4,705,418
Influence of deferred taxes assets (“-“ represents increase)	-361,598,835	-49,800,602
Decrease in inventories (“-“ represents increase)	-379,465,264	139,427,119
Decrease in receivables under operating activities (“-“ represents increase)	-80,773,161	-411,579,853
Increase in payables under operating activities (“-“ represents decrease)	195,164,828	353,782,740
Net cash flow from operating activities	7,203,935,177	4,580,787,198
2. Changes in cash and cash equivalents Cash, closing	8,439,577,426	5,719,545,348
Less: Cash, opening	5,719,545,348	5,910,475,432
Net addition in cash and cash equivalents	2,720,032,078	-190,930,084

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	The risks analysis of accounts receivable

	At December 31, 2008			At January 1, 2008
Item	Amount RMB	% RMB	Bad debt Provision RMB	Amount	% RMB	Bad debt Provision
Individually significant amount	401,620,296	94.25%	16,064,812	78,081,784	69.98%	3,123,271
Individually insignificant amount with high risks after the combination of credit risk characteristics	13,642,190	3.20%	12,787,175	15,384,906	13.79%	15,384,906
Other insignificant amount	10,858,740	2.55%	434,350	18,111,620	16.23%	2,459,810

Total	426,121,226	100.00%	29,286,337	111,578,310	100.00%	20,967,987

(2)	The aging analysis of accounts receivable

	At December 31, 2008			At January 1, 2008
Item	Amount RMB	% RMB	Bad debt Provision RMB	Amount	% RMB	Bad debt Provision
Within 1 year	412,479,036	96.80%	16,499,161	96,183,459	86.20%	5,578,109
1 to 2 years	1,221,449	0.29%	366,435	—	—	—
2 to 3 years	—	—	—	9,945	0.01%	4,972
Over 3 years	12,420,741	2.91%	12,420,741	15,384,906	13.79%	15,384,906

Total	426,121,226	100.00%	29,286,337	111,578,310	100.00%	20,967,987

(3)	Accounts receivable due from shareholders of the Group holding more than including 5% of the total shares are not included for the period.

(4)	Total balance of the five largest accounts receivables totals up to RMB381.42 million, which accounts for 90% of the total.

(5)	Accounts receivable due from related parties was RMB 6.03 million, accounting for 1% of amount receivable.

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables

(1)	Aging analysis of other receivables

	At December 31, 2008			At January 1, 2008
Item	Amount RMB	%	Bad debt Provision RMB	Amount RMB	%	Bad debt Provision RMB
Within 1 year	316,448,464	57.58%	2,021,993	506,790,229	51.37%	7,277,913
1 to 2 years	211,547,243	38.49%	2,324,174	172,137,882	17.45%	3,215,373
2 to 3 years	4,758,262	0.87%	171,174	281,373,359	28.52%	328,590
Over 3 years	16,811,177	3.06%	11,811,177	26,276,941	2.66%	19,295,412

Total	549,565,146	100.00%	16,328,518	986,578,411	100.00%	30,117,288

(2)	Risk analysis of other receivables

	At December 31, 2008			At January 1, 2008
Item	Amount RMB	%	Bad debt Provision RMB	Amount RMB	%	Bad debt Provision RMB`
Individually significant amount	413,195,170	75.19%	—	871,490,578	88.34%	8,033,416
Individually insignificant amount with high risks after the combination of credit risk characteristics	16,811,177	3.06%	11,811,177	26,276,941	2.66%	19,295,412
Other insignificant amount	119,558,799	21.75%	4,517,341	88,810,892	9.00%	2,788,460

Total	549,565,146	100.00%	16,328,518	986,578,411	100.00%	30,117,288

(3)	Other receivables wrote off in this period

Items	Character of other receivables	Amount write off	Reason	Whether caused by related transactions
Electricity trading expense	Electricity expense	2,645,774	Long- outstanding not be able to recover	No

TOTAL		2,645,774

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables (continued)

(4)	Account receivables due from shareholders of the Group holding more than 5% (including 5%) of the total shares

	At December 31, 2008		At January 1, 2008
Name of company	Amount of debt	Bad Debt Provision RMB	Amount of debt	Bad Debt Provision RMB
Yankuang Group	8,800,000	—	8,800,000	—

Total	8,800,000	—	8,800,000	—

(5)	Total balance of the five largest other receivables amounts to RMB397.44 million, which accounts for 72% of other receivables.

(6)	As at December 31, 2008, the Company had paid the government RMB 200 million for environment protection, which constitute the main part of receivables, with aging of 1 to 2 years and 2 to 3 years. The management of the Company believes that there is no major problem in recovery the receivable.

(7)	Foreign currency balance in other receivables

	At December 31, 2008			At January 1, 2008
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
USD	31,717,390	6.8346	216,775,674	80,355,692	7.3046	586,966,188

Total	31,717,390	6.8346	216,775,674	80,355,692	7.3046	586,966,188

(8)	Other receivables due from related parties were RMB 272.64 million by the end of the period, accounting for 50% of other receivables.

3.	Long-term equity investment

(1)	Long-term equity investment

Items	At December 31, 2008	At January 1, 2008
Long-term equity investments under cost method	3,749,557,098	3,125,557,098
Long-term equity investments under equity method	830,195,111	897,561,770
Long-term equity investments – Total	4,579,752,209	4,023,118,868
Less: provision for impairment	—	—
Long-term equity investments – net	4,579,752,209	4,023,118,868

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment (continued)

(2)	Under cost method and equity method

Name of investees	Shares proportion	Ratio of voting share	Original Amount	Opening Balance	Additions	Reversals	Closing Balance	Cash dividends
Under cost method
Qingdao Zhongyan	52.38%	52.38%	1,100,000	2,709,903	—	—	2,709,903	321,897
Yanmei Shipping	92.00%	92.00%	3,430,000	10,575,733	—	—	10,575,733	—
Heze Neng Hua	96.67%	96.67%	1,450,000,000	1,424,343,543	—	—	1,424,343,543	—
Yancoal Australia Pty	100.00%	100.00%	403,281,954	403,281,954	—	—	403,281,954	—
Yulin Neng Hua	100.00%	100.00%	776,000,000	776,000,000	624,000,000	—	1,400,000,000	—
Shanxi Neng Hua	100.00%	100.00%	600,000,000	508,205,965	—	—	508,205,965	—
Zhejiang Jiangshan Concrete Co., Ltd	0.49%	0.49%	440,000	440,000	—	—	440,000	—
Subtotal			3,234,251,954	3,125,557,098	624,000,000	—	3,749,557,098	321,897

Under equity method
China HD Zoucheng Co., Ltd.	30.00%	30.00%	900,000,000	897,561,770	—	67,366,659	830,195,111	—
Subtotal			900,000,000	897,561,770	—	67,366,659	830,195,111	—
Total			4,134,251,954	4,023,118,868	624,000,000	67,366,659	4,579,752,209	321,897

(3)	Investment in associates and joint ventures

Name of investees	Registered location	Business nature	Shares proportion	Ratio of voting share	Net assets by the end of the period	Operating income for the current year	Net profit for the current year
Associate
China HD Zoucheng Co., Ltd	Tangcun, Zoucheng Shandong	Electricity power resources and related development	30%	30%	2,767,317,035	3,650,660,575	–224,555,531

Total					2,767,317,035	3,650,660,575	–224,555,531

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision.

4.	Operation revenue and operation cost

Items	2008	2007
Principal operations revenue	23,259,048,272	14,806,795,468
Other operations revenue	927,237,264	902,243,956
Total	24,186,285,536	15,709,039,424
Principal operations cost	11,200,521,416	6,694,369,932
Other operations cost	1,012,168,837	852,232,439

Total	12,212,690,253	7,546,602,371

IX. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

4.	Operation revenue and operation cost (continued)

(1)	Principal operations – Classification by business

	2008		2007
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Coal mining	23,003,333,802	10,964,921,614	14,596,122,989	6,508,059,630
Other	255,714,470	235,599,802	210,672,479	186,310,302

Total	23,259,048,272	11,200,521,416	14,806,795,468	6,694,369,932

(2)	Principal operations – Classification by product

	2008		2007
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Revenue from domestic sales of coal products	20,878,894,479	9,055,662,903	13,378,058,307	5,796,647,891
Revenue from export sales of coal products	214,801,507	98,917,057	822,297,116	333,231,588
Sales of coal purchased from other companies	1,909,637,816	1,810,341,654	395,767,566	378,180,151
Revenue from railway transportation services	255,714,470	235,599,802	210,672,479	186,310,302

Total	23,259,048,272	11,200,521,416	14,806,795,468	6,694,369,932

(3)	Principal operations – Classification by area

	2008		2007
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Domestic	23,044,246,765	11,101,604,359	13,984,498,352	6,361,138,344
International	214,801,507	98,917,057	822,297,116	333,231,588

Total	23,259,048,272	11,200,521,416	14,806,795,468	6,694,369,932

(4)	Total sales amount of the 5 largest customers in 2008 is RMB8,178.55 million, which accounts for 34% in total revenue.

(5)	The commercial coal sales of this period is essentially flat with the previous period. However the operating revenue of the period increased by 54% compared with the same period of last year, which was mainly due to the huge rise in average sales price of the commercial coal. The operating cost increased by 62% caused mainly by the increase in the land subsidence compensation fee and relevant labour cost. The increase in the land subsidence expenditure was mainly due to the rise in the compensation standards and the compensation caused by the change of government policies which were not included in the land subsidence compensation in the past.

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

5.	Investment income

(1)	Sources of investment income

Items	2008	2007
Long-term equity investment income under cost method	321,897	363,117
Long-term equity investment income under equity method	–67,366,659	–2,438,230
Income of entrust loan	332,956,030	99,899,568
Investment income of AFS financial assets	7,401,387	7,143,648

Total	273,312,655	104,968,103

(2)	Long-term equity investment income under cost method

Item	2008	2007	Reason of change Qingdao
Zhongyan distribute cash dividend	321,897	363,117	Cash dividend distribution

(3)	Long-term equity investment income under equity method

Item	2008	2007	Reason of change
Investment income from associates under equity method	–67,366,659	–2,438,230	Increase of loss

(4)	Investment income increased by 160% of this period, mainly due to increase of interest of entrust loan.

(5)	There is no major limit on recovery of investment income to the Group.

X.	SEGMENT REPORT

1.	Main report – business segment

Segment information in 2008

Item	Coal mining business	Railway transportation business	Chemical business	Inter- segment elimination	Others	Total
Operating revenue	25,867,204,908	344,172,685	100,043,367	220,113,210	32,243,895	26,123,551,645
– External	25,735,549,913	255,714,470	100,043,367	—	32,243,895	26,123,551,645
– Inter-segment	131,654,995	88,458,215	—	220,113,210	—	—
Operating cost and expenses	16,701,176,665	434,835,477	292,444,550	211,508,936	30,616,712	17,247,564,468
– External	12,719,303,521	235,599,802	127,931,283	—	24,473,942	13,107,308,548
– Inter-segment	131,654,995	79,853,941	—	211,508,936	—	—
– Operating expense during the period	3,850,218,149	119,381,734	164,513,267	—	6,142,770	4,140,255,920
Total operating profit	9,166,028,243	–90,662,792	–192,401,183	8,604,274	1,627,183	8,875,987,177
Total assets	35,357,791,404	757,080,892	3,994,206,960	8,034,894,001	43,324,394	32,117,509,649
Total liabilities	7,061,462,979	46,008,494	2,636,553,964	4,068,133,625	23,665,813	5,699,557,625

Complementary information in 2008

Items	Coal mining business	Railway transportation business	Chemicals business	Others	Total
Depreciation and amortization	1,068,758,667	88,929,252	31,001,484	2,210,955	1,190,900,358
Impairment loss of assets	–5,089,295	—	720,158	—	–4,369,137
Capital expenditure	2,881,296,524	56,566,044	101,052,703	1,851,706	3,040,766,977

X.	SEGMENT REPORT (continued)

1.	Main report – business segment (continued)

Segment information in 2007

Item	Coal mining business	Railway transportation business	Chemical business	Inter- segment elimination	Others	Total
Operating revenue	16,385,159,948	313,939,884	—	103,267,405	—	16,595,832,427
– External	16,385,159,948	210,672,479	—	—	—	16,595,832,427
– Inter-segment	—	103,267,405	—	103,267,405	—	—
Operating cost and expenses	10,859,626,320	385,635,207	84,502,914	103,267,405	478,799,931	11,705,296,967
– External	8,038,006,805	186,310,302	—	—	—	8,224,317,107
– Inter-segment	—	88,053,549	—	88,053,549	—	—
– Operating expense during the period	2,821,619,515	111,271,356	84,502,914	15,213,856	478,799,931	3,480,979,860
Total operating profit	5,525,533,628	–71,695,323	–84,502,914	—	–478,799,931	4,890,535,460
Total assets	15,280,009,534	813,626,688	3,292,153,257	1,734,498,044	8,275,164,208	25,926,455,643
Total liabilities	3,391,007,440	23,815,600	2,190,804,417	1,734,498,044	969,912,641	4,841,042,054

Complementary information in 2007

Items	Coal mining business	Railway transportation business	Chemicals business	Others	Total
Depreciation and amortization	896,440,221	83,195,617	1,952,929	17,907,161	999,495,928
Impairment loss of assets	–4,364,203	—	—	—	–4,364,203
Capital expenditure	1,124,216,212	68,212,772	1,575,183,299	78,411,398	2,846,023,681

2.	Subordination report – geographical segment

	China		Australia		Inter-segment elimination		Total
Items	2008	2007	2008	2007	2008	2007	2008	2007
Operating revenue	—	—	—	—	—	—	—	—
External	24,487,015,988	15,852,124,547	1,636,535,657	743,707,880		—	26,123,551,645	16,595,832,427
Inter-segment	—	—	—	—	—	—	—	—
Total	24,487,015,988	15,852,124,547	1,636,535,657	743,707,880	—	—	26,123,551,645	16,595,832,427
Total segment assets	38,911,785,552	25,693,751,208	1,240,618,098	1,553,848,089	8,034,894,001	1,321,143,654	32,117,509,649	25,926,455,643

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i.	RELATIONSHIP OF RELATED PARTIES

1.	Parent Company

(1)	Basic information of parent company

Parent Company	Type of ownership	Registration address	Statutory representative	Business nature	Ultimate control party
Yankuang Group	State-owned	Zoucheng, Shandong	Geng Jiahuai	processing Industry	Shandong State -owned Assets Supervision and Administration Commission

(2)	The registered capital of the Parent Company and its changes

Parent Company	At January 1, 2008	Addition	Reversal	At December 31, 2008
Yankuang Group	3,353,388,000	—	—	3,353,388,000

(3)	The proportion and changes of equity interest of the parent company

	Shareholding amount		Shares proportion		Ratio of voting share
Parent Company	At December 31, 2008	At January 1, 2008	At December 31, 2008	At January 1, 2008	At December 31, 2008	At January 1, 2008
Yankuang Group	2,600,000,000	2,600,000,000	52.86%	52.86%	52.86%	52.86%

XI. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries

(1)	Basic information of subsidiaries

Subsidiaries	Type of ownership	Type of enterprise	Registration address	Statutory representative	Business nature
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	holding subsidiary	limited liability	Shandong	Fan Qingqi	Trade and storage
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	wholly-owned subsidiary	limited liability	Shaanxi	Wang Xin	Production and sales of methanol and acetic acid
Yancoal Australia Pty Limited	wholly-owned subsidiary	limited liability	Australia		investment and shareholding
Austar Coal Mine Pty Limited.	wholly-owned subsidiary	limited liability	Australia		Coal mining and sales
Yanmei Heze Neng Hua Co., Ltd	holding subsidiary	limited liability	Shandong	Wang Xin	Coal mining and sales
Yankuang Shanxi Neng Hua Co., Ltd	wholly-owned subsidiary	limited liability	Shanxi	Qu Tianzhi	Thermoelectricity investment, coal technology service
Shanxi Heshun Tianchi Energy Co., Ltd	holding subsidiary	limited liability	Jinzhong	Wang Xisuo	intensive process of coal product
Shanxi Tianhao Chemicals Co., Ltd	holding subsidiary	limited liability	Shanxi	Yin Mingde	production and sales of methanol and coals
Shandong Yanmei Shipping Co., Ltd.	holding subsidiary	limited liability	Shandong	Wang Xinkun	Freight transportation and coal sales

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries (continued)

(2)	The registered capital of the Parent Company and its changes

Subsidiaries	At January 1, 2008	Addition	Reversal	At December 31, 2008
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	RMB 2.1 million	—	—	RMB 2.1 million
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	RMB 800 million	RMB 600 million	—	RMB 1400 million
Yancoal Australia Pty Limited	AUD 64 million	—	—	AUD 64 million
Austar Coal Mine Pty Limited.	AUD 64 million	—	—	AUD 64 million
Yanmei Heze Neng Hua Co., Ltd	RMB 1500 million	—	—	RMB 1500 million
Yankuang Shanxi Neng Hua Co., Ltd	RMB 600 million	—	—	RMB 600 million
Shanxi Heshun Tianchi Energy Co., Ltd	RMB 90 million	—	—	RMB 90 million
Shanxi Tianhao Chemicals Co., Ltd	RMB 150 million	—	—	RMB 150 million
Shandong Yanmei Shipping Co., Ltd.	RMB 5.5 million	—	—	RMB 5.5 million

(3)	The proportion and changes of equity interest of subsidiaries

	Shareholding amount		Shares proportion		Ratio of voting share
Subsidiaries	At December 31, 2008	At January 1, 2008	At December 31, 2008	At January 1, 2008	At December 31, 2008	At January 1, 2008
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	RMB 1.1 million	RMB 1.1 million	52.38%	52.38%	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	RMB 1,400 million	RMB 776 million	100.00%	97.00%	100.00%	97.00%
Yancoal Australia Pty Limited	AUD 64 million	AUD 64 million	100.00%	100.00%	100.00%	100.00%
Austar Coal Mine Pty Limited.	AUD 64 million	AUD 64 million	100.00%	100.00%	100.00%	100.00%
Yanmei Heze Neng Hua Co., Ltd	RMB 1,450 million	RMB 1,450 million	96.67%	96.67%	96.67%	96.67%
Yankuang Shanxi Neng Hua Co., Ltd	RMB 600 million	RMB 600 million	100.00%	100.00%	100.00%	100.00%
Shanxi Heshun Tianchi Energy Co., Ltd	RMB 73.18 million	RMB 73.18 million	81.31%	81.31%	81.31%	81.31%
Shanxi Tianhao Chemicals Co., Ltd	RMB 149.77 million	RMB 149.77 million	99.85%	99.85%	99.85%	99.85%
Shandong Yanmei Shipping Co., Ltd.	RMB 5.06 million	RMB 5.06 million	92.00%	92.00%	92.00%	92.00%

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

3.	Joint venture and associated company

(1)	Joint venture and associated company

Joint venture and associated company	Type of enterprise	Registration address	Statutory representative	Business nature	Registered capital	Shares proportion	Ratio of voting share	Registered No.
China HD Zouxian . Co., Ltd	limited liability	Zoucheng	Zhong Tonglin	Electricity power	RMB 3 billion	30%	30%	66930776-8

(2)	Financial information

Joint venture and associated company	2008			2008
	Assets	Liabilities	Equity	Operating revenue	Net profit
China HD Zouxian Co., Ltd.	7,623,355,125	4,856,038,089	2,767,317,036	3,650,660,575	-224,555,531

ii.	RELATED PARTY TRANSACTIONS

1.	Materials purchasing

Names of related parties	Type of related party transactions	Pricing principle of related party transactions	2008		2007
			Amount	Proportion	Amount	Proportion
Yankuang Group and its affiliates	Materials purchasing	Market prices or agreed prices	471,768,146	23%	454,469,000	22%

2.	Goods sales

Names of related parties	Type of related party transactions	Pricing principle of related party transactions	2008		2007
			Amount	Proportion	Amount	Proportion
Yankuang Group and its affiliates	Coal sales	Market prices or agreed prices	1,384,415,474	6%	1,014,963,000	7%
Yankuang Group and its affiliates	Materials sales	Market prices or agreed prices	550,986,132	59%	595,143,000	46%

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

3.	Guarantee

Assurance Provider	Secured party	Amount guaranteed	Guarantee day forward from	Guarantee maturity date	Completion
Yankuang Group	Shanxi Neng Hua	RMB258 million	December 23, 2005	February 19, 2018	No

4.	Assets acquisition from related party

(1)	Acquisition of Jining III

On January 1, 2001, the Company acquired Jining III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB 2,450.9 million and mining rights of RMB132.48 million totally RMB2,583.38 million.

By December 31, 2008, the Company had paid RMB2,556.88 million to Yankuang Group for the above acquisition, including the consideration of RMB 2450.9 million and the mining rights of RMB 105.98 million.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal instalments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13.248 million as the ninth instalment before December 31, 2009.

The consideration for the acquisition is determined according to revaluation price.

(2)	Acquisition of Zhaolou Coal Mine

During the period the subsidiary Heze Neng Hua purchased mining rights of Zhaolou Coal Mine which was held by Yankuang Group at a trading price of RMB 747.34 million which was evaluated in Yankuang Group Zhaolou Coal Mine Mining Rights Evaluation Report issued by Beijing Jingwei Assets Evaluation Co., Ltd. By December 31, 2008, Heze Neng Hua has fully paid the amount for mining rights; procedures for transferring related property rights have been completed.

5.	Transaction with key management

Total amount of salaries paid to key management including salaries, welfare and subsidies paid in the form of cash, goods and others, for the period ended December 31, 2008 is RMB 3,377,519. RMB 3,096,936 was paid as compared with same period in 2007.

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

6.	Free use of trade mark

The trade mark of the Company, registered and owned by controlling shareholder, can be freely used by the Company.

7.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the period ended December 31, 2008 and 2007 are RMB 807.92 million and RMB 799.27 million respectively.

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year:

Items	2008	(RMB’000) 2007
Fuel and power purchased from the Group
Provision of electricity	355,900	368,990
Laboring and mining rights received from the Group
Construction service	294,940	316,800
Road transportation fee	86,670	60,720
Gas and heating expenses	26,000	26,000
Buildings management fee	86,200	86,200
Children tuition fee	40,800	40,800
Technicians training fee	20,000	20,000
Repairs service	253,860	215,100
Public facilities expenses	20,390	7,900
Mining rights expense	—	12,980
Others	53,700	53,700
Subtotal	882,560	840,200

During the period of 2008 and 2007, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received, other expenses and insurances. These payments and receipts made on behalf of the other have been recorded in other payables.

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

8.	New related transaction agreements

On October 31, 2008, the Company and Yankuang Group entered into five new connected transaction agreements, i.e. Provision of Materials Agreement, Provision of Labor Service Supply Agreement, Provision of Administrative Services for Insurance Agreement, Provision of Coal Products and Materials Agreement and Provision of Electricity and Heat Agreement. These new agreements are effective since 2009 to 2011. On December 23, 2008, the new agreements were discussed and ratified in the Company’s Second Session of extraordinary shareholders meeting of 2008.

iii.	Amount due to or from related party

1.	Notes receivables

Related parties	At December 31, 2008	At January 1, 2008
Parent company	300,000	—
Other enterprises under the control of the same parent company	198,969,582	93,466,672
Total	199,269,582	93,466,672

2.	Accounts receivables

Related parties	At December 31, 2008	At January 1, 2008
Other enterprises under the control of the same parent company	6,030,040	6,019,424
Total	6,030,040	6,019,424

3.	Prepayment

Related parties	At December 31, 2008	At January 1, 2008
Other enterprises under the control of the same parent company	6,000,000	—
Total	6,000,000	—

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Amount due to or from related party (continued)

4.	Other receivables

Related parties	At December 31, 2008	At January 1, 2008
Parent company	8,800,000	8,800,000
Other enterprises under the control of the same parent company	11,408,559	27,254,895
Total	20,208,559	36,054,895

5.	Other non-current assets

Related parties	At December 31, 2008	At January 1, 2008
Other enterprises under the control of the same parent company	—	50,274,598
Total	—	50,274,598

6.	Notes payable

Related parties	At December 31, 2008	At January 1, 2008
Other enterprises under the control of the same parent company	15,321,244	15,419,278
Total	15,321,244	15,419,278

7.	Accounts payable

Related parties	At December 31, 2008	At January 1, 2008
Other enterprises under the control of the same parent company	39,096,294	40,929,264
Total	39,096,294	40,929,264

8.	Advances from related parties

Related parties	At December 31, 2008	At January 1, 2008
Other enterprises under the control of the same parent company	43,435,575	40,737,634
Total	43,435,575	40,737,634

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Amount due to or from related party (continued)

9.	Other payables

Related parties	At December 31, 2008	At January 1, 2008
Parent company	572,641,496	469,073,383
Other enterprises under the control of the same parent company	249,913,544	267,808,349
Total	822,555,040	736,881,732

10.	Long-term payables mature within one year

Related parties	At December 31, 2008	At January 1, 2008
Parent company	12,648,464	11,398,800
Total	12,648,464	11,398,800

11.	Long-term payables

Related parties	At December 31, 2008	At January 1, 2008
Parent company	12,031,276	24,680,160
Total	12,031,276	24,680,160

XII. CONTINGENCY

By December 31, 2008, the Group has no contingency.

XIII. CAPITAL COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

The Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB 196.80 million (see Note VIII.18), and the Company has paid RMB 117.93 million. By December 31, 2008, RMB 78.87 million is still not paid by the Company. Related formalities are still in progress.

2.	By December 31, 2008, long-term purchase of assets expenditure contracted for but not paid are as follows (RMB ‘000):

Commitments	December 31, 2008	December 31, 2007
Recognition for coal mines management of Shandong
Province to be paid to secure for the environment protection work done by the Company	797,200	873,630
Capital expenditure	142,400	1,069,610

Total	939,600	1,943,240

3.	Except for the above stated commitments, the Company has no other significant commitments to claim by December 31, 2008.

XIV. EVENTS AFTER BALANCE SHEET DATE

1.	Acquisition of equity interest in Shandong Hua Ju Energy Co., Ltd. (“Hua Ju Energy”)

On October 24, 2008, the Company and Yankuang Group entered into Equity Interest in Shandong Hua Ju Energy Co., Ltd. Transfer Agreement Between Yankuang Group and Yanzhou Coal Mining Co., Ltd., according to which the Company purchased the 74% equity interest held by Yankuang Group in Hua Ju Energy with a consideration of RMB 593.24 million, which was evaluated in Equity Interest in Shandong Hua Ju Energy Co., Ltd. Held by Yankuang Group Evaluation Report (Zhongwei Huadecheng Evaluation Report [2008] No.1146) prepared by Bejing Zhongwei Huadecheng Assets Evaluation Co., Ltd on September 6, 2008. On December 23, 2008, the transaction was approved at the second extraordinary Shareholders’ meeting of 2008. By December 31, 2008, the transaction has not been completed.

By this reporting date, this transaction has been approved by State-owned Assets Supervision and Administration Commission of Shandong Province, the Company has fully paid the transaction consideration and procedures for transferring related property rights have been completed. This transaction is a related party transaction and business combination under common controller.

2.	Repurchase H shares

On January 23, 2009, the A shares and H shares shareholders’ meeting (hereinafter as “classified shareholders’ meeting”) authorized the Board to repurchase no more than 10% of total issued H shares, i.e. 195.84 million H shares, in accordance with demand and market situation in duration of authorization. Duration of authorization is from January 23, 2009 to the close of AMG of 2008. By this reporting date, the repurchasing of H shares has not been completed.

3.	Proposed and approved dividend or profit in profit distribution plan

On April 24, 2009, as discussed at the sixth meeting of the forth session of board of directors of the Company, the Company proposed to declare a cash dividend payable at RMB 4 per ten share (tax included), i.e. the sum of RMB 1,967.36 million, on the basis of total capital on December 31, 2008. This shall be implemented after the authorization by meeting of shareholders.

4.	Except for the above stated events, the Group has no other significant events after balance sheet day to claim.

XV. OTHER IMPORTANT EVENTS

1.	Acquisition of Zhaolou Coal Mine

Pursuant to the supplementary agreement between Yankuang Group and the Company on the acquisition of Heze Neng Hua shares, after acquisition shares of Heze Neng Hua, Heze Neng Hua will purchase mining right of Zhaolou Coal Mine. As stated in Note XI.4, Heze Neng Hua has finished acquisition of mining right of Zhaolou Coal Mine during this period. But the remaining procedures on transferring of the land use rights are still in the process by December 31, 2008.

By this reporting date, Zhaolou Coal Mine, with designed capacity of 3 million ton p.a., has gone into operation.

2.	Mining rights

According to the Mining Rights Agreement signed between the Company and the Group in October, 1997 and supplementary agreement signed in February, 1998, an annual fee as compensation for mining rights of five coal mines owned by the Group is RMB 12.98 million which is subject to new regulations after a ten-year period if they comes out.

Pursuant to Implement Scheme about Experimental Units of Coal Mining Rights Paid which was approved by the State Council and jointly issued by the Ministry of Finance, State Resources Department and Development and Reformation Committee in September, 2006, despite free mining rights developed and invested by the country, enterprises should pay mining price on the base of reevaluation on remaining resource reserves. Shandong Province is one of the experimental provinces carrying paid mining rights. By the reporting day, no detailed implement rules concerning paid mining rights have been released in Shandong Province and the Company has not made any assessment on remaining reserves. Pursuant to decision made in the sixth meeting of the Forth Board, compensation fee of RMB5 is accrued at per ton raw coal minded for the five coal mines owned by the Company, which is subject to detailed scheme when it comes out. RMB135.14 million has been accrued according to this criterion during the period from January 1, 2008 to December 31, 2008.

XVI. SUPPLEMENT

1.	Differences regulation of net profit and net assets

Items	Equity attributable to parent company shareholders		Net profit attributable to parent company shareholders
	2008	2007	2008	2007
As per the financial statements prepared under IFRS	26,755,124,085	21,417,536,016	6,488,908,384	3,230,452,776
1) Business combination adjustments under common control	-412,064,328	-416,986,397	6,053,463	6,053,463
2) Deferred tax effect	33,968,566	35,199,084	-1,513,366	-14,362,104
3) Others	-8,947,980	10,018	-9,807,078	-3,345,792
As per PRC CAS	26,368,080,343	21,035,758,721	6,483,641,403	3,218,798,343

Note:   Pursuant to CAS, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.

2.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain, extraordinary gain of the Company is as follows:

Items	2008	2007
Gain and loss from disposal of non current assets	12,298,633	-314,739,242
Government subsidies included in the gains and losses of the period	3,500,000	300,000
Gains and losses from entrusted loam	132,230,000	—
Other net non-business revenues and expenses excluding the above items	-23,009,803	-29,643,686
Others	7,401,387	—
Subtotal	132,420,217	-344,082,928
Less: taxes effect	33,105,054	-103,166,532
Net extraordinary gain – total	99,315,163	-240,916,396
including: attributable to shareholders of the parent company	99,315,163	-240,916,396

XVI. SUPPLEMENT (CONTINUED)

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share Issued by China Securities Regulatory Commission, the diluted/weighted average return on net assets and earnings per share of the Company are as follows:

(1) 2008

Profit during the report period	Return on net assets		Earning per share
	Diluted	Weighted average	Earning per share, basic	Diluted earning per share
Net profit attributable to shareholders of the parent company	24.59%	26.71%	1.3182	1.3182

Net profit attributable to shareholders of the parent company, excluding extraordinary gain	24.21%	26.30%	1.2980	1.2980

(2) 2007

	Return on net assets		Earning per share
Profit during the report period	Diluted	Weighted average	Earning per share, basic	Diluted earning per share
Net profit attributable to shareholders of the parent company	15.30%	15.95%	0.6544	0.6544

Net profit attributable to shareholders of the parent company, excluding extraordinary gain	16.45%	17.15%	0.7034	0.7034

XVII. APPROVE OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on April 24, 2009.

Corporate Information

Registered Name English Name	Yanzhou Coal Mining Company Limited
Registered Address	298 Fushan South Road
Zoucheng City
Shandong Province 273500
PRC

Place of Business in Hong Kong	Rooms 2608-10, 26/F, The Center
99 Queen’s Road Central
Hong Kong
Tel: (852) 2136 6185
Fax: (852) 2136 6068
Contact Person: Luo Yating

Company Secretary	Zhang Baocai
Authorized Representatives	Wu Yuxiang
Zhang Baocai

Auditors
International:	Grant Thornton
Certified Public Accountants
13th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central
Hong Kong

Domestic:	Shine Wing Certified Public Accountants Ltd
Certified Public Accountants in the PRC
(excluding Hong Kong)
9/F, Block A, Fuhua Mansion
8 Chaoyangmen Beidajie
Dongcheng District, Beijing 100027, PRC

Legal Advisors
As to Hong Kong law and United States law:	Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Hong Kong

As to PRC law:	King & Wood
40th Floor, Tower A
Beijing Fortune Center
7 Dong-sanhuan Zhonglu
Chaoyang District
Beijing 100022
PRC

Principal Contacting Bankers	Industrial and Commercial Bank of China Limited
Zoucheng Branch
Tie Xi Office
489 Fushan South Road
Zoucheng City
Shandong Province 273500
PRC

China Construction Bank Limited
Yanzhou Coal Mining District Special Branch
543 Kuangjian East Road
Zoucheng City
Shandong Province 273500
PRC

Bank of China Limited
Zoucheng Branch
51 Taiping East Road
Zoucheng City
Shandong Province 273500
PRC

Hong Kong Share Registrar	Hong Kong Share Registrar
Hong Kong Registrars Limited
Room 1712-1716, 17th Floor, Hopewell Center
183 Queen’s Road East
Hong Kong

Shanghai Share Registrar	China Securities Depository and Clearing Corporation Limited
Shanghai Branch
36th Floor China Insurance Tower
166 Lujiazui East Road Pudong
Shanghai 200120
PRC

Depositary	The Bank of New York
BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA 15252-8516

Places of listing:
H shares:	The Stock Exchange of Hong Kong Limited
Stock Code:1171

ADSs:	The New York Stock Exchange, Inc. Ticker Symbol: YZC

A shares:	The Shanghai Stock Exchange
Stock Abbreviation: Yanzhou Mei Ye
Stock Code: 600188

Publications:

As required by the United States securities laws, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission on or before 30th June, 2009. Once the copies of the annual report as well as the Form 20-F have been filed, they will also be available at:

The PRC:	Yanzhou Coal Mining Company Limited
Office of the Secretary to the Board
298 Fushan South Road
Zoucheng City
Shandong Province 273500
PRC
Tel: (86-537) 538-2319
Fax: (86-537) 538-3311
Website: http://www.yanzhoucoal.com.cn
e-mail: yzc@yanzhoucoal.com.cn

Hong Kong/Outside PRC	IPR Ogilvy Ltd.
Rooms 2608-10, 26/F the Center
99 Queen’s Road Central
Hong Kong
Tel: (852) 2136 6185
Fax: (852) 2136 6068

Appendix

DATA OF COAL MINES OF YANZHOU COAL

	Nantun	Xinglong zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background Data:
Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometer)	35.2	59.81	36.4	60.0	87.1	105.1	383.61
Reserve Data:
(million tonnes as of 31st December, 2008)
Total in-place proven and probable reserve	122.59	333.49	293.85	464.46	418.08	233.48	1865.95
Recovery rate (%)	80.84	81.69	79.34	85.00	77.12	80.51	N/A
Type of coal	Steam	Steam	Steam	Steam	Steam	Steam	N/A
Production Data
(million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	24.4
Designed raw coal input washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1997	3.9	4.1	4.0	4.9	0.8	—	17.7
1998	4.2	5.0	4.3	5.4	1.8	—	20.7
1999	4.0	6.1	4.7	6.1	3.2	—	24.1
2000	4.5	6.2	5.3	6.7	4.8	—	27.5
2001	4.9	6.6	6.2	7.1	4.1	5.1	34
2002	3.6	7.1	6.4	8.1	5.2	8.0	38.4
2003	4.7	7.0	7.3	8.2	6.0	10.1	43.3
2004	4.1	7.4	7.0	8.5	4.9	7.3	39.2
2005	4.0	6.6	5.0	7.5	4.5	7.0	34.6
2006	3.9	7.2	5.6	8.0	4.0	6.8	36.0
2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1

Note:	The reserve data is based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. Total in-place proven and probable reserves is reported after deduction of actual production volume and non-accessible reserves up to 31st December, 2008. Non-accessible reserves is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited, Nottinghamshire, United Kingdom on 6th February, 1998, and the Report for Jining III was prepared by SRK Consulting in August 2000.

DATA OF AUSTAR COAL MINE, TIANCHI COAL MINE AND ZHAOLOU COAL MINE

	Austar	Tianchi	Zhaolou	Total
Background Data:
Commencement of construction	1998	2004	2004	N/A
Commencement of commercial production	2000	2006	2009	N/A
Coalfield area (square kilometer)	63.0	20.0	143.36	228.0
Reserve Data:
(million tonnes as of 31st December, 2008)
Recoverable reserve	48.00	28.47	106.00	182.47
Recovery rate	65.7	76.0	—	N/A
Type of coal	Semi-hard Coking Coal	Steam	1/3 Coking coal	N/A

Production Data
(million tonnes)
Designed raw coal production capacity	2.0	1.2	3.0	5.2
Designed raw coal preparation input washing capacity	2.0	—	—	2.0
Raw coal production
2006	0.4	0.1	—	0.5
2007	1.6	1.2	—	2.8
2008	1.9	1.1	—	3.0

Note:	The reserve data for Tianchi Coal Mine and Zhaolou Coal Mine is based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. Recoverable reserves is reported after deduction of actual production volume and non-accessible reserves up to 31st December, 2008. Non-accessible reserves is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultant for Tianchi Coal Mine and Zhaolou Coal Mine was prepared by Minarco Asia Pacific Pty Limited in May, 2006.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310